Exhibit 99.6
www.sunlife.com

CORPORATE PROFILE

OUR MISSION	To provide lifetime financial security.

OUR VISION	To be an international leader in wealth management and protection.

OUR VALUES	Integrity We aspire to the highest standards of business ethics and good governance.

Excellence We pursue operational excellence through the people we employ, constant innovation, superior service and value-based risk management.

Customer Focus We always work with the customers’ interest in mind, and partner with them directly or through their employers to provide sound financial solutions over their lifetimes.

Building Value Everything we do, from the products and services we offer to the way in which we deliver them, adds value for our customers and builds value for our stakeholders.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As at December 31, 2005, the Sun Life Financial group of companies had total assets under management of CDN$387 billion. Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE), and Philippine (PSE) stock exchanges under ticker symbol SLF.

1	Financial Summary

2	At a Glance

4	Chairman’s Message

5	Chief Executive officer’s Message

9	Management’s Discussion and Analysis

44	Consolidated Financial Statements

94	Sources of Earnings

95	Six-Year Summary

96	Eleven-Year Summary

98	Corporate Governance

100	International Leadership

102	Subsidiary and Affiliate Companies

104	Major offices

105	Corporate and Shareholder Information

We invite you to read Sun Life Financial’s 2005 Public Accountability Statement which details our support to communities in Canada and around the world. This report will be available online at www.sunlife.com in mid-May 2006.

FINANCIAL SUMMARY

(in millions of Canadian dollars, except earnings per share and share price)			2005	2004	2003

Common Shareholders’ Net Income	Operating	(1)	1,906	1,739	1,518
	Reported		1,843	1,680	1,307

Basic Earnings per Common Share (EPS)	Operating	(1)	3.24	2.91	2.50
	Reported		3.14	2.81	2.15

Return on Common Shareholders’ Equity (ROE)	Operating	(1)	13.1%	12.0%	10.6%
	Reported		12.6%	11.6%	9.2%

Total Revenue			21,918	21,730	22,056
Total Assets Under Management			387,389	359,650	359,078

Dividends per Common Share ($)			0.99	0.86	0.68
Market Capitalization (as at December 31)			27,195	23,771	19,380

Closing Share Price	TSX (CDN$	)	46.73	40.15	32.30
	NYSE (US$	)	40.13	33.54	25.02
	PSE (Pesos	)	2,130	1,830	1,365

Common Shareholders’	Basic Earnings per Common	Return on Common Shareholders’	Dividends per Common Share
Net Income — Operating(1)	Share — Operating(1)	Equity — Operating(1)	For the year ended
For the year ended	For the year ended	For the year ended	December 31
December 31 (CDN$ millions)	December 31	December 31

(1)	Operating earnings and other financial information based on operating earnings, such as operating earnings per share, operating return on equity and operating earnings by business segment, are non-GAAP measures. They have no standardized definitions under Canadian GAAP and may not be comparable to similar measures presented by other issuers. Financial results not specifically referred to as “operating” have been determined in accordance with GAAP. See “Non-GAAP Financial Measures” on page 18 for further information.
Sun Life Financial Inc. ■ sunlife.com       1

AT A GLANCE
2      Sun Life Financial Inc. ■ Annual Report 2005

Sun Life Financial Inc. ■ sunlife.com       3

CHAIRMAN’S MESSAGE
It is a pleasure to report to you for the first time as Chairman of the Board. Having been a director since 1989, I have witnessed the evolution of Sun Life Financial from a mutual insurance company to a leading public international financial services organization. Oversight of this transformation has required your Board of Directors to continually focus on balance — doing what is best for our customers while meeting rising investor and regulatory expectations. The role of the Chairman of the Board is to ensure that balance is maintained and that the Board exercises its responsibilities in an effective and independent manner.
During 2005 the Board of Directors, management and employees of Sun Life Financial continued building excellence by providing lifetime financial security to our customers and returns to shareholders while sustaining a culture of integrity throughout the organization. Measured against these metrics, the Board of Directors believes the organization performed well during the year.
The Board of Directors is actively engaged in monitoring the execution of the Company’s strategic plan and business objectives. At every regular meeting, the Board monitors the business environment and discusses strategic activity and financial and operating performance with the key Company executives charged with delivering returns to customers, policyholders and shareholders. To this end, the Board met in Beijing and Hong Kong during 2005. A series of meetings were held with experts on the socio-political and business environment, our Chinese joint venture and other business partners, and Asian management to expand the directors’ knowledge of the region and to experience, first hand, the immense potential for Sun Life Financial in Asia.
A strong corporate governance structure is an essential foundation for the growth and success of your Company. Independent directors on our Board Committees regularly assess risk management, governance and compliance processes to ensure our governance foundation remains solid and business is conducted in a highly ethical manner. The Board of Directors receives and discusses reports on these assessments as a standard part of its agenda.
The strength of our governance structure begins with the Board of Directors. We work continually to enhance our Board renewal, succession and evaluation processes. We know we must set the “tone from the top” by regularly reviewing our effectiveness as a Board, the workings of our Board Committees and our contributions as individual Board members as well as corporate governance practices that apply to the directors. The Board has recently amended its Charter to adopt a new corporate governance policy that requires majority voting for the election of directors. A director who receives more “withheld” votes than “for” votes for his or her election must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board. Within 90 days of the Annual Meeting, the Board will decide whether to accept or reject the director’s offer to resign and promptly disclose by way of news release the outcome of its deliberations.
Long-time director and our first non-executive Chairman, Bill Stinson, retired following the May 11, 2005 Annual Meeting. We wish to acknowledge and thank Bill for his outstanding leadership. Madeleine Paquin did not stand for re-election at the last Annual Meeting and we wish to also acknowledge her contribution to the Board. A new director, John Clappison, was recruited and appointed to the Board effective January 1, 2006. Mr. Clappison will stand for election at the Annual Meeting on May 10, 2006.
On behalf of the Board of Directors, I congratulate and thank the management and employees of Sun Life Financial for their solid achievements during 2005.
Ronald W. Osborne
Chairman of the Board
4      Sun Life Financial Inc. ■  Annual Report 2005

CHIEF EXECUTIVE OFFICER’S MESSAGE
2005 was another impressive year for Sun Life Financial both financially and operationally. We met or exceeded the performance commitments made to our shareholders and made considerable headway in advancing the business across all of our geographies. We look forward with a clear vision to build excellence and sustain growth into the future.
STRONG FINANCIAL PERFORMANCE
The highlights include:
•	Record operating earnings of $1,906 million
•	Operating earnings per share of $3.24, up 11.3%
•	Operating return on equity of 13.1%, up from 12%
•	Shareholder value enhanced through the repurchase of 13.5 million shares, and a 16% increase in quarterly dividends
•	Share price up 16.4%
CONTINUED GROWTH IN 2005
Once again, the strong performance extends beyond the numbers. Our dedicated employees, advisors and distributors around the world are responsible for an excellent year with many notable achievements. We placed significant emphasis on increasing distribution capacity in every business, and the benefits of this investment are clear. We have increased market share in individual life in Canada, achieved record Group Life & Health sales in the U.S., and significantly increased our distribution scale in the key growth markets of India, China and Hong Kong.
In 2005, we purchased CMG Asia and CommServe Financial, the Hong Kong insurance and pension operations of the Commonwealth Bank of Australia. As a result, Sun Life Financial now ranks among the top 10 life insurance companies in Hong Kong measured by premiums from new sales, with a proprietary sales force of over 1,700 advisors, 350,000 customers, and an important entry into the group insurance and pension businesses. This acquisition also reinforces our Asian businesses as an important engine of growth for Sun Life Financial.
We are proud of our achievements in India, where we are pursuing enormous potential for future growth through a joint venture with the Aditya Birla Group. We are adding 750 new agents a month, with a target of 20,000 agents based in 110 offices throughout India.
We established the India Service and Technology Centre to provide services to our other territories across the globe. In addition to managing Indian suppliers, the Centre will provide technology support and business processing. This kind of international diversification of support services allows the Company to take advantage of time zone differences while continuing to provide superior service to customers, when they need it.
We opened two new offices in China, on target to expand to 30 offices by 2007. Through this expansion, the development of new products, and the recruitment and training of staff, we are broadening the business from individual life insurance to include group benefits and pensions, with a special focus on the emerging high-income market.
Canada remains our base and our strength, generating more than half of our operating earnings. An aging population, with the attendant need for health care, retirement savings and estate planning, provides significant opportunities for further growth.

Donald A. Stewart Chief Executive Officer
Sun Life Financial Inc. ■ sunlife.com       5

Chief Executive Officer’s Message
“2005 was another impressive year for Sun Life Financial. We met or exceeded the performance commitments made to our shareholders and made considerable headway in advancing the business across all of our geographies. We look forward with a clear vision to build excellence and sustain growth into the future.”
In 2005, a key focus for our Canadian operations was to diversify the distribution of individual insurance by strengthening our presence in third-party channels. Significant progress has been made in this initiative, having established relationships with 12 managing general agencies distributing our products. We have also invested in developing new products and the technology that supports our expansion into the wholesale channels. The re-entry into the wholesale channel complements the Company’s long-standing strength in retail distribution in Canada, the Clarica Sales Force. The sales force also benefited from the enhanced product line-up, contributing to a 13% improvement in advisor productivity.
The Canadian Group Retirement Services unit launched Milestone funds, the first lifecycle funds for employer-sponsored group retirement and savings plans in Canada to feature a guaranteed unit value at maturity. This product differentiation is one of many factors contributing to our enhanced market leadership position in this business. Sales in Group Benefits increased 39% in the year, as our Total Benefits solution continues to present an excellent value proposition to Canadian employers.
In the United States, we focused on extending our distribution reach. We added over 50 variable annuity wholesalers; our Group business continued its sales force expansion and achieved record sales as a result. In Individual insurance, we established new relationships with some of the largest distributors of insurance solutions to high net worth individuals, and look to leverage these relationships in 2006.
MFS continued to diversify from its traditional strength in U.S. based retail mutual funds and established considerable scale in both international and institutional investment management. Over a quarter of the MFS equity assets under management are international, with international equity sales in 2005 representing 42% of total sales, compared to just 4% five years ago. Investment flows for institutional products in 2005 were strongly positive, and institutional products represent over 20% of the assets under management.
6      Sun Life Financial Inc. ■  Annual Report 2005

Chief Executive Officer’s Message
Beyond their commitment to the business, employees and advisors around the world dedicated themselves to special fundraising campaigns including the Hurricane Katrina relief efforts. Sun Life Financial’s employees substantially augmented the Company’s donations to help in these difficult situations.
Sun Life Financial’s performance received external recognition on a number of fronts. Report on Business magazine and Jantzi Research ranked Sun Life Financial as the number one Canadian insurer in corporate social responsibility. For the second year, Sun Life Financial was among only five Canadian companies on the Global 100 Most Sustainable Corporations in the World, as chosen by Innovest. Further, Sun Life Financial was chosen as one of Canada’s Top 100 Employers for 2006 by Mediacorp Canada Inc.
STRATEGIC DIRECTION
In 2006 we will continue to focus on growing value, serving customers better and faster, improving efficiency, enhancing risk management and leveraging our international resources.
Excellence is not a destination; it is a journey. As we dedicate ourselves to progressing on this journey, we rely on the focus of our leaders, the commitment of our employees and business partners, the loyalty of our customers, and the scrutiny and confidence of our shareholders. Thank you all for supporting Sun Life Financial in the important goal of building excellence.
Donald A. Stewart
Chief Executive Officer
“We placed significant emphasis on increasing distribution capacity in every business, and the benefits of this investment are clear. In 2006 we will continue to focus on growing value, serving customers better and faster, improving efficiency, enhancing risk management and leveraging our international resources.”
Sun Life Financial Inc. ■ sunlife.com       7

FINANCIAL REVIEW
Table of Contents

MANAGEMENT’S DISCUSSION AND ANALYSIS

10	Financial Highlights

11	Enterprise Mission, Vision and Strategy

12	Financial Performance and Objectives

12	Business Overview

13	Performance Overview

14	Consolidated Results of Operations

18	Non-GAAP Financial Measures

19	SLF Canada

22	SLF U.S.

24	MFS

26	SLF Asia

28	Corporate

30	Corporate Developments

30	Critical Accounting Estimates

33	Accounting Policies

34	Risk Management

36	Controls and Procedures

37	Investments

38	Financial Position and Liquidity

43	Legal and Regulatory Proceedings

CONSOLIDATED FINANCIAL STATEMENTS

44	Financial Reporting Responsibilities

45	Consolidated Statements of Operations

46	Consolidated Balance Sheets

47	Consolidated Statements of Equity

48	Consolidated Statements of Cash Flows

49	Consolidated Statements of Changes in Segregated Funds Net Assets

49	Consolidated Statements of Segregated Funds Net Assets

50	Notes to the Consolidated Financial Statements

	50	Note 1	Accounting Policies

	53	Note 2	Changes in Accounting Policies

	55	Note 3	Acquisitions and Disposals

	56	Note 4	Segmented Information

	57	Note 5	Fair Value of Financial Instruments

	58	Note 6	Invested Assets and Income

	63	Note 7	Derivative Financial Instruments

	64	Note 8	Goodwill and Intangible Assets

	65	Note 9	Other Assets

	65	Note 10	Actuarial Liabilities and Other Policy Liabilities

	69	Note 11	Senior Debentures

	70	Note 12	Other Liabilities

	71	Note 13	Subordinated Debt

	71	Note 14	Non-controlling Interests in Subsidiaries

	71	Note 15	Share Capital and Normal Course Issuer Bid

	73	Note 16	Operating Expenses

	73	Note 17	Earnings Per Share

	73	Note 18	Stock-Based Compensation

	75	Note 19	Income Taxes

	77	Note 20	Commitments, Guarantees and Contingencies

	79	Note 21	Pension Plans and Other Post-Retirement Benefits

	81	Note 22	Foreign Exchange Gain

	81	Note 23	Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States

	92	Note 24	Comparative Figures

93	Appointed Actuary’s Report

93	Auditors’ Report

8      Sun Life Financial Inc. ■  Annual Report 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated February 13, 2006
In this Management’s Discussion and Analysis (MD&A), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”. Unless otherwise indicated, all information in this MD&A is presented as at and for the year ended December 31, 2005 and amounts are expressed in Canadian dollars. Where information at and for the year ended December 31, 2005 is not available, information available for the latest period before December 31, 2005 is used. Financial information, except where otherwise noted, is presented in accordance with Canadian generally accepted accounting principles (GAAP), and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI). Additional information relating to the Company can be found in SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) and Annual Information Form (AIF) for the year ended December 31, 2005 and other documents filed with applicable securities regulators in Canada, which may be accessed at www.sedar.com, and with the United States Securities and Exchange Commission (SEC), which may be accessed at www.sec.gov.
USE OF NON-GAAP FINANCIAL MEASURES
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian GAAP, including earnings, earnings per share (EPS) and return on equity (ROE). Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, operating EPS, dividend payout ratio, operating ROE and ROE for the Company’s business segments. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures which exclude the impact of currency fluctuations during the period for which a comparison is made. These amounts are determined by reference to the exchange rates of the corresponding periods. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full year results of the Company’s ongoing business operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP.
Additional information concerning the Company’s use of non-GAAP financial measures and a reconciliation of those non-GAAP measures to the most directly comparable GAAP measures is included in this MD&A under the heading “Non-GAAP Financial Measures” on page 18.
FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference in this MD&A, including those relating to Sun Life Financial’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of Sun Life Financial set out under “Enterprise Mission, Vision and Strategy”, “Financial Performance and Objectives”, “Business Overview”, “Performance Overview”, “SLF Canada”, “SLF U.S.”, “MFS”, “ SLF Asia”, “Corporate”, “Investments” and “Financial Position and Liquidity”. These statements are not historical facts but instead represent only Sun Life Financial’s expectations, estimates and projections regarding future events.
The forward-looking statements contained or incorporated by reference in this MD&A are stated as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of SLF Inc. may differ materially from those expressed in the forward-looking statements contained or incorporated by reference in this MD&A due to, among other factors, the matters set out under “Critical Accounting Estimates” on page 30 and “Risk Management” on page 34 of this MD&A and “Risk Factors” contained in SLF Inc.’s AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim financial statements and the notes thereto, which are available for review at www.sedar.com. SLF Inc. does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of unanticipated events, except as required by law.
Sun Life Financial Inc. ■  sunlife.com      9

Financial Highlights

(in millions of dollars, except earnings and dividends per share)		2005	2004*	2003*

Common shareholders’ net income	Operating**	1,906	1,739	1,518
	Reported	1,843	1,680	1,307
Basic earnings per share (EPS)	Operating**	3.24	2.91	2.50
	Reported	3.14	2.81	2.15
Return on common shareholders’ equity (ROE)	Operating**	13.1%	12.0%	10.6%
	Reported	12.6%	11.6%	9.2%
Dividends per common share		0.99	0.86	0.68
Dividend payout ratio***		31%	30%	27%
Fee income		2,899	2,903	2,810
Total revenue		21,918	21,730	22,056

Premiums, deposits and fund sales
Premium revenue, including ASO premium equivalents		15,329	15,100	15,572
Segregated fund deposits		7,205	7,145	5,968
Mutual fund sales		20,329	19,884	27,491
Managed fund sales		31,135	23,981	25,202

Total premiums, deposits and fund sales		73,998	66,110	74,233

Assets under management (AUM) (at December 31)
General fund assets		110,866	107,803	109,263
Segregated fund net assets		60,984	56,564	54,086
Other AUM		215,539	195,283	195,729

Total AUM		387,389	359,650	359,078

Capital (at December 31)
Subordinated debt		1,456	1,462	1,730
Liabilities for Cumulative Capital Securities and Sun Life ExchangEable Capital Securities****		1,849	1,870	1,924
Preferred shares		712	152	155
Participating policyholders’ equity		85	77	67
Total common shareholders’ equity		14,749	14,338	13,913

Total capital		18,851	17,899	17,789

*	Certain comparative figures have been restated to conform with presentations adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Operating earnings, operating EPS, operating ROE and dividend payout ratio are non-GAAP measures and exclude certain items described on page 18 under the heading “Non-GAAP Financial Measures”.

***	The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.

****	These securities qualify as capital for Canadian regulatory purposes. Cumulative Capital Securities (CCS) and Sun Life ExchangEable Capital Securities (SLEECS) have been deconsolidated and reclassified as debentures in other liabilities in SLF Inc.’s 2005 Consolidated Financial Statements. Additional information is available on page 39 under the heading “Capital Structure” and in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
FINANCIAL PERFORMANCE
Sun Life Financial achieved strong results in 2005 with continued success in growing core earnings, improving ROE and expanding distribution capability. The Company exceeded its growth objectives for operating EPS, surpassing its 10% constant currency growth target with an increase of over 15%, and exceeded its objective to grow operating ROE between 75 and 100 basis points, with an increase of 110 basis points to 13.1%. Operating earnings grew to $1,906 million, an increase of 9.6% from 2004, and $1,843 million in reported earnings were 9.7% higher than 2004.
Total premiums, deposits and fund sales were up by $7.9 billion, reaching $74.0 billion for the year ended December 31, 2005. The Company’s focus on creating excellence in customer service, providing a diverse array of competitive product offerings and increasing its presence in multiple distribution channels all contributed to the growth. Total revenue of $21.9 billion was $188 million higher than 2004. A $1.2 billion increase, in constant currency, mainly from the US$900 million sale of medium-term notes (MTNs) was mostly offset by a $1.0 billion reduction from the strengthened Canadian dollar against foreign currencies compared to 2004. Fee income of $2,899 million was comparable to the 2004 full year amount with additional fees earned on higher AUM diminished by the unfavourable currency impact from a stronger Canadian dollar.

Standard &
FINANCIAL STRENGTH RATINGS (as at December 31, 2005)	A.M. Best	Moody’s	Poor’s

Sun Life Assurance Company of Canada	A++	Aa2	AA+
Sun Life Assurance Company of Canada (U.S.)	A++	Aa2	AA+

10     Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
Enterprise Mission, Vision and Strategy
Sun Life Financial is a leading financial services organization that provides a range of protection and wealth management products and services to both individual and corporate customers.
MISSION
To provide lifetime financial security
VISION
To be an international leader in protection and wealth management
STRATEGY
The Company’s strategy is to focus on markets where effective scale and scope can be sustained, balancing the stability of mature businesses with the higher growth potential of emerging businesses.
The Company:

•	Maintains a highly efficient and cost effective business platform characterized by operational excellence

•	Focuses on markets where effective scale and scope can be built and sustained

•	Balances the stability of mature businesses with the higher growth potential of emerging businesses

•	Enhances fit among Sun Life Financial’s various businesses; finding opportunities to integrate the businesses to create additional value
The Company has established the following enterprise-wide objectives to execute its strategy:

Value Building Growth	Sustain top-line growth and deliver on key medium-term financial targets

Intensify Customer Focus	Set the standard in providing distinctive financial solutions that customers can trust

Enhance Productivity and Efficiency	Achieve operational excellence by maintaining a highly efficient and cost effective platform

Strengthen Risk Management	Enhance risk identification, risk monitoring and control processes to maximize shareholder value

Innovation	Identify the processes that create innovation and embed innovation throughout the Company

Leverage International Resources	Enhance fit among the Company’s businesses through the effective sharing of resources, technology and best practices internationally
Sun Life Financial Inc. ■ sunlife.com     11

Management’s Discussion and Analysis
Financial Performance and Objectives

	Medium-Term		2005 Achievements
Measure	Goals	2005 Results	vs. Goals
Operating EPS(1) Growth	10%*	11.3%**	Exceeded target
Growth in EPS reflects the Company’s focus on generating sustainable earnings for shareholders.

Operating ROE(1) Growth	75-100 basis points*	110 basis points**	Exceeded target
Growth in ROE is a significant driver of shareholder value and continues to be a major focus for management across all businesses.

Dividend Payout Ratio(1) (2)	25%-35%***	31%	Met target
The payment of common share dividends is an indicator of management’s confidence in the Company’s long-term ability to generate capital as well as its significant capital strength and flexibility.

*	The medium-term goals assume the following conditions:

•	A rise in the average level of key equity market indices, primarily the S&P 500, by approximately 7%–8%

•	A steady increase in North American interest rates of approximately 100 basis points across the yield curve, with 5-year and 10-year U.S. Treasury bonds as the primary focus

•	Stability in exchange rates between the Canadian dollar and foreign currencies, primarily the U.S. dollar and the British pound sterling

**	Excluding the impact of currency exchange rate changes, operating EPS and operating ROE would have been up 15.5% and 130 basis points, respectively, from 2004.

***	On February 9, 2006, the Board of Directors of Sun Life Financial Inc. approved an increase of this target to 30–40%.
Business Overview
Sun Life Financial is an international provider of a wide range of savings, investment management, retirement, pension and life and health insurance products and services to both individual and corporate customers.
The Company operates under a balanced business model that strives to establish scale and stability in the diversified markets in which it chooses to compete. The higher growth prospects of emerging businesses and markets are balanced against the relative stability of earnings from more mature operations. In a similar way, the Company’s protection business acts as a counterbalance to the wealth management business, ensuring that customers have access to complementary insurance, retirement and savings products that meet their specific needs.
PRODUCTS AND SERVICES BY BUSINESS SEGMENT
Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), the Company’s active and run-off reinsurance businesses and income and expenses of a corporate nature not attributable to other segments.
Financial information on the Company’s segments is presented in both Canadian dollars and the segments’ local currency where appropriate.

(1)	Operating EPS, operating ROE and the dividend payout ratio are non-GAAP measures. For additional information see the section under the heading “Non-GAAP Financial Measures” on page 18.

(2)	The dividend payout ratio represents the ratio of common shareholders’ dividends to operating earnings.
12     Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
The Company’s portfolio of products and services by business segment is summarized below:

		SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate
•	Individual life insurance	■	■		■	■
•	Individual annuity and saving products	■	■	■	■	■
•	Group life and health insurance	■	■		■
•	Group pensions and retirement products	■		■	■
•	Mutual funds	■		■	■
•	Asset management services	■	■	■	■
•	Individual health insurance	■			■
•	Reinsurance – life retrocession					■
DRIVERS OF PROFITABILITY
The profitability of the Company’s operations is affected by the following primary factors:

•	Mortality and morbidity rates

•	Surrender and lapse rates

•	Amount and composition of AUM

•	Spreads between the interest credited to policy holders and investment returns

•	Equity market performance, interest rates, credit experience, currency exchange rates, regulatory environment and other external factors
The Company’s risk factors are described in SLF Inc.’s 2005 AIF under the heading “Risk Factors”.
DISTRIBUTION
The Company uses multiple distribution systems to deliver an optimal value proposition to individual customers. Individual wealth and protection products are distributed through a combination of direct sales agents, independent general agents and brokers, managing general agents, financial intermediaries and banks.
Group life and health products are distributed through sales representatives, in cooperation with independent brokers and benefit consultants. Group retirement products are distributed through pension consultants, an in-house sales force, brokers and advisors.
Performance Overview
2005 PERFORMANCE
The Company reported its fifth consecutive year of increasing earnings as a public company, with common shareholders’ operating net income(1) for the year of $1,906 million, up 9.6% compared to $1,739 million in 2004. These solid financial results were achieved despite the significant strengthening of the Canadian dollar against foreign currencies during 2005, which reduced 2005 common shareholders’ operating net income by $68 million based on 2004 exchange rates. Reported common shareholders’ net income for the year was $1,843 million, up $163 million, or 9.7%, from $1,680 million in 2004.
In 2005, SLF Canada made significant progress in achieving its goals, growing its distribution channels, enhancing customer service and leveraging its Total Benefits offering, which integrates the products and services of Group Benefits and Group Retirement Services (GRS) into a seamless service. The Individual Insurance & Investments business unit continued to focus on the productivity of the Clarica Sales Force (CSF), its proprietary distribution channel, which improved 13% in 2005 as measured by sales per advisor. The wholesale distribution channel was strengthened with the addition of new distribution partners and achieved a 150% increase in sales over 2004. The Total Benefits offering enjoyed continued success in 2005 and demonstrated the synergy opportunities between business units.
The percentage of GRS’s top 200 clients that are also Group Benefits’ clients rose from 23% at the beginning of 2004 to 38% at the end of 2005, an increase of over 65%. Technological innovation continued with the implementation of an enhanced Group Benefits members’ enrolment tool and a single access website for both Group Benefits and GRS plan advisors.
SLF U.S. progressed steadily towards its goals of strengthening its distribution network, achieving top-line growth and improving efficiency. The Annuities business unit rejuvenated its wholesale distribution network by doubling the number of wholesalers in 2005, creating a strong platform for future growth. The Individual Life business unit maintained total new premium and deposits growth momentum with strong increases in both high net worth private placement variable universal life and corporate-owned life insurance products of 88% and 193%, respectively. The Group Life & Health business unit continued its successful growth pattern with record net sales of US$153 million for the year and a 19% growth in in-force business during the year to over US$1.0 billion at December 31, 2005. SLF U.S. also expanded its multi-service strategy to improve customer service while enhancing efficiency and won the Dalbar Financial Intermediary Post-Sales service award.

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude the items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 18.
Sun Life Financial Inc. ■ sunlife.com      13

Management’s Discussion and Analysis
In 2005, MFS returned to its core focus of sales growth, resulting in an increase of 31.5% in gross sales from 2004 levels and positive net flows of US$7.5 billion. During 2005, MFS also continued to diversify its asset base beyond domestic funds. Non-domestic sales in 2005 represented over 25% of total sales, while non-domestic assets as a percentage of total assets were 5% at December 31, 2005.
SLF Asia executed on several key strategic initiatives to position itself as a long-term growth engine for Sun Life Financial. In October 2005, the Company completed the acquisition of CMG Asia Limited, CMG Asia Trustee Company Limited, CommServe Financial Limited and Financial Solutions Limited (collectively CMG Asia), which together formed the Hong Kong individual life insurance, group insurance, group pension and brokerage operations of the Commonwealth Bank of Australia, for $544 million. The acquisition significantly increased the Company’s existing capital base in Asia. Additional information on the transaction is available in Note 3 to SLF Inc.’s 2005 Consolidated Financial Statements. The acquisition strengthened the Company’s presence in Hong Kong by tripling its sales force to over 1,700, increasing its customer base and establishing Sun Life Financial as one of the top 10 life insurance providers in Hong Kong.
Sun Life Everbright Life Insurance Company Limited (Sun Life Everbright), the Company’s joint venture in China, commenced life insurance operations in Hangzhou, its third city operation, and obtained a license to begin selling group life insurance throughout China. Birla Sun Life Asset Management Company Limited, the Company’s India asset management joint venture, expanded its operations with the acquisition of the Indian mutual fund business of Alliance Capital Mutual Funds. SLF Asia also increased the diversity of its distribution platform with the signing of a distribution joint venture arrangement in the Philippines and bancassurance agreements in Hong Kong and Indonesia.
2006 INDUSTRY OUTLOOK
Sun Life Financial is well positioned to take advantage of the changing environment as the global financial services industry evolves in response to demographic trends.
The graying of the population in developed markets will place a greater demand on wealth accumulation products for working-age savers, income distribution products for workers close to retirement and wealth transfer vehicles for those in retirement.
The aging of the population will also place a strain on existing health care systems, as a larger portion of the population will require treatment over a longer timeframe. Consumers will seek products such as long-term care and critical illness insurance that will ensure they have direct access to high-quality health care — both now and throughout their retirement years.
Likewise, the concern about inadequate public pension plans is leading to a dramatic rise in both mutual funds and other financial vehicles that address baby boomers’ concerns about the need for adequate resources in retirement.
In contrast, the rising affluence of customers in emerging markets is stimulating the demand for financial products, including protection, savings and investment vehicles. The insurance market is expected to be particularly dynamic in China and India.
Against these demographic trends, financial services organizations must deal with the challenges associated with moderating economic growth, persistently low interest rates and increased regulation.
Through its balanced business model, the Company is well positioned to capitalize on these changes, while mitigating the risks brought on by market uncertainty.
Consolidated Results of Operations
COMMON SHAREHOLDERS’ NET INCOME
Operating earnings(1), which excluded certain items outlined on page 18, increased by 9.6% to $1,906 million in 2005 from $1,739 million in 2004. Basic operating EPS were $3.24, up 11.3% from $2.91 in 2004. The solid performance reflected the Company’s continuing success in its core businesses and the diversification of its earnings stream. Excluding the impact of currency exchange rate changes, operating earnings would have been $1,974 million, up 13.5% from 2004, while operating EPS would have been $3.36, up 15.5%.
For the year ended December 31, 2005, reported common shareholders’ net income reached $1,843 million, representing an increase of $163 million over $1,680 million for the year ended December 31, 2004. Basic EPS increased to $3.14 from $2.81 in 2004. The appreciation of the Canadian dollar against foreign currencies in the year reduced common shareholders’ net income by $68 million compared to 2004.

(1)	Operating earnings, operating EPS and operating ROE are non-GAAP measures and exclude the items described in this MD&A under the heading “Non-GAAP Financial Measures” on page 18.
14      Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
EARNINGS AND EARNINGS PER SHARE

($ millions)	2005	2004*	2003*

Total Net income	1,876	1,693	1,306
Less: Participating policyholders’ net income	9	13	(1)
Dividends paid to preferred shareholders	24	—	—

Common Shareholders’ Net Income	1,843	1,680	1,307
Plus: Special items	63	59	211

Operating earnings	1,906	1,739	1,518

Basic EPS from:
Common shareholders’ net income	3.14	2.81	2.15
Operating earnings	3.24	2.91	2.50

Diluted EPS from:
Common shareholders’ net income	3.12	2,79	2.15
Operating earnings	3.23	2.88	2.50

Common Shareholders’ Net Income by Segment

SLF Canada	963	895	773
SLF U.S.	495	391	303
MFS	179	114	(43)
SLF Asia	42	45	37
Corporate	164	235	237

Total	1,843	1,680	1,307

*	Certain comparatives figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.
SLF Canada generated shareholders’ net income earnings of $963 million, up 8% from 2004. The increase was primarily due to improved mortality experience of $35 million and gains from investment credit experience which contributed $20 million. Earnings from the Company’s investment in CI Financial Inc. (CI Financial) increased 25% to $106 million, reflecting business growth. These increases were partially offset by slightly lower Group Benefits earnings.
SLF U.S. 2005 earnings of $495 million were up 27% from 2004. Excluding a $36 million unfavourable currency impact due to the strengthening of the Canadian dollar against the U.S. currency, SLF U.S. earnings were 36% higher than 2004 levels. The increase reflected improved Annuities results from wider interest spreads which contributed $28 million, and higher income from favourable equity market movements, which added $49 million after tax to earnings. Individual Life earnings increased 10%, mainly arising from implementation of lower cost funding solutions for universal life products reserves (known as regulation AXXX). Group Life & Health 2005 results improved by 13% over 2004 on business growth.
In 2005, MFS contributed $179 million to common shareholders’ net income. Operating earnings, which excluded a $59 million charge for a regulatory settlement in 2004 as described on page 18, were up $6 million year over year. Earnings in 2005 were reduced by $13 million due to the impact of currency exchange rates. Excluding the currency effect, operating earnings were up 11% primarily on higher fee income derived from increases in average AUM.
SLF Asia reported shareholders’ earnings of $42 million in 2005, or $3 million lower than 2004, primarily due to CMG Asia integration expenses incurred in the fourth quarter of 2005. Favourable tax resolutions of $13 million in the Philippines were mostly offset by increased investment in business development activities, greater lapses which reduced earnings by $4 million, increased foreign exchange losses of $3 million and higher new business strain. On a local currency basis, earnings were comparable to 2004.
Corporate had common shareholders’ net income for the full year of $164 million, $71 million lower than in 2004. Favourable results of $19 million in SLF U.K. and foreign exchange gains of $74 million on the repatriation of capital from the U.K. were more than offset by reserve changes of $34 million and worse mortality of $32 million in Reinsurance, CMG Asia integration costs of $9 million, the loss on the disposition of Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) of $51 million and higher project costs of $28 million.
RETURN ON EQUITY
In 2005, operating ROE was 13.1% compared to 12.0% in 2004. ROE based on common shareholders’ net income was 12.6% in 2005, compared to 11.6% in 2004. The increase in ROE reflected higher earnings as well as the impact of SLF Inc.’s share repurchases, increased dividend payments and the effect of currency exchange rates on average equity levels. Excluding the impact of the strengthening of the Canadian dollar against foreign currencies, ROE based on operating and reported earnings would have been 13.3% and 13.0%, respectively, in 2005.

Operating Earnings*	Operating ROE*
($ millions)

* Excludes items described under “Non-GAAP Financial Measures” on page 18.
ASSETS UNDER MANAGEMENT
The Company’s AUM comprise general funds, segregated funds and other AUM, which include mutual and managed funds consisting of institutional and other third-party assets that are managed by the Company. Total AUM were $387.4 billion as at December 31, 2005, up $27.7 billion, compared to $359.7 billion as at December 31, 2004. Net sales of mutual, managed and segregated funds, market improvements, continuing business growth and the increase from the impact of the CMG Asia acquisition more than offset the negative impact of the strengthening of the Canadian dollar against foreign currencies.
Sun Life Financial Inc. ■ sunlife.com     15

Management’s Discussion and Analysis
Total AUM exclude the assets managed by CI Financial in which the Company has a 35% equity interest. CI Financial’s assets under management were $71.7 billion at December 31,2005 and $67.8 billion at December 31,2004.
The Company’s general fund assets increased to $110.9 billion, up $3.1 billion, or 3%, from the December 31, 2004 level. The increase, which reflected business growth in SLF Canada and SLF U.S. and $2.2 billion from the CMG Asia acquisition, was partially offset by a reduction of $2.8 billion due to the strengthening of the Canadian dollar against foreign currencies.
Segregated fund assets increased to $61.0 billion as at December 31, 2005, up 7.8% from December 31, 2004. Net inflows of $1.2 billion, including the $0.5 billion attributable to the CMG Asia acquisition, and increases in asset values of $5.0 billion due to market improvements were dampened by an unfavourable impact of $1.8 billion from the strengthening of the Canadian dollar.
Other AUM increased to $215.5 billion, $20.3 billion higher than at December 31, 2004. Net sales of $9.7 billion in mutual and managed funds, $1.7 billion from the CMG Asia acquisition and market growth of $14.2 billion were reduced by $5.4 billion due to the strengthened Canadian dollar.
Assets Under Management
($ billions)
REVENUE
In 2005, the Company’s total revenue increased to $21.9 billion, up $188 million from 2004. Premiums were flat, with higher health insurance premiums mostly offset by lower life insurance and annuity premiums. Net investment income contributed $155 million to the overall revenue increase due to favourable credit experience and currency gains on repatriation of capital. Fee income also remained flat from 2004. Revenue growth was suppressed by $1.0 billion as a result of the Canadian dollar appreciation against foreign currencies.
TOTAL REVENUE

($ millions)	2005	2004*	2003*

Premiums
Annuities	4,556	4,588	4,805
Life insurance	5,683	5,948	6325
Health insurance	2,701	2,367	2,413

Total premiums	12,940	12,903	13,543
Net investment income	6,079	5,924	5,703
Fee income	2,899	2,903	2,810

Total	21,918	21,730	22,056

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Annuity premiums of $4,556 million for 2005 were mostly flat with 2004 levels. The contribution from the sale of US$900 million of fixed annuity backed MTNs was more than offset by lower regular fixed and equity-indexed annuity premiums in the U.S. of $1.1 billion and a decrease of $266 million arising from a stronger Canadian dollar.
Life insurance premiums declined by $265 million, largely due to the unfavourable impact of $246 million arising from the stronger Canadian dollar. The decline in premiums from the run-off of SLF U.K.’s Individual and Group Life insurance business units was largely offset by increases in most of the other business segments.
Health insurance premiums rose 14% to $2,701 million in 2005 mainly due to business growth. The increase was weakened by an unfavourable impact of $48 million arising from the strengthening of the Canadian dollar against foreign currencies.
Investment income was $6.1 billion in 2005, up from $5.9 billion in 2004. The increase was primarily due to increased earnings on a higher asset base, lower asset provisions of $68 million and foreign exchange gains of $74 million in relation to the repatriation of capital from the SLF U.K. operations, partially reduced by $43 million of the loss on the sale of Cuprum recorded in investment income and the $240 million unfavourable impact of currency fluctuations during the year.
Fee income of $2.9 billion in 2005 was consistent with 2004. The unfavourable impact of $176 million from an appreciated Canadian dollar relative to other currencies offset the higher fee income from growth in fee-based assets.
BENEFIT PAYMENTS
The Company has a variety of current and future benefit payment obligations that affect overall earnings. Payments to policyholders, beneficiaries and depositors in 2005 were $12.8 billion, up $270 million from 2004. Higher levels of maturities and surrenders of $196 million and health benefits of $148 million were partly offset by the effect of the strengthening of the Canadian dollar. Transfers to segregated funds increased 21% on higher demand for equity market-based products. The increase in actuarial liabilities in 2005 was $553 million lower than 2004. Net outflows of U.S. fixed annuities contributed $925 million to the reduction in the liability increase and an additional $255 million was attributable to U.S. individual insurance, mostly due to lower premiums. The impact of a stronger Canadian dollar caused a further reduction of $82 million to the liability change.
16      Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
These decreases were partially offset by a net increase in the change in actuarial liabilities for SLF U.S. Investment Products from the sales impact of US$900 million of MTNs in 2005, which was partly dampened by redemptions.
BENEFIT PAYMENTS

($ millions)	2005	2004*	2003*

Payments to policyholders, beneficiaries and depositors	12,802	12,532	12,926
Net transfers to segregated funds	704	582	544
Increase in actuarial liabilities	872	1,425	1,510

Total	14,378	14,539	14,980

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
EXPENSES AND OTHER
Commission expenses decreased $190 million in 2005, or 10%, largely reflecting the impact of lower fixed and equity-indexed annuity sales in the U.S., which reduced commissions by $128 million, and the strengthening of the Canadian dollar against the U.S. currency.
Operating expenses of $2.9 billion in 2005 were $152 million higher than 2004. The increase mostly arose from higher operating expenses in both SLF Canada of $47 million and SLF U.S. of $10 million due to organic business growth, additional expenses of $26 million in SLF Asia from the CMG Asia acquisition, and higher project and systems costs of $43 million pre tax. These increases were reduced by lower expenses of $17 million in SLF U.K. as a result of business run-off and a reduction of $128 million from the impact of currency fluctuations.
Interest expenses decreased $5 million to $273 million in 2005 from the effect of currency fluctuations during the year.
EXPENSES AMD OTHER

($ millions)	2005	2004*	2003*

Commissions	1,726	1,916	1,848
Operating expenses	2,899	2,747	2,744
Regulatory settlement provisions related to MFS	—	62	32.0
Intangibles amortization	22	22	24
Premium taxes	190	182	171
Interest expenses	273	278	292
Income taxes	531	263	357
Non-controlling interests in net income of subsidiaries	23	28	14
Participating policyholders’ net income (loss)	9	13	(1)
Dividends to preferred shareholders	24	—	—

Total	5,697	5,511	5,769

*	Certain comparatives figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc’s 2005 Consolidated Financial Statements.
QUARTERLY INFORMATION
Key quarterly financial information for the two most recent fiscal years is summarized in the table below:

Quarterly Information
($ millions)	2005				2004*
	Q4	Q3	Q2	Q1	Q4	Q 3	Q2	Ql

Common shareholders’ net income
Operating**	490	481	477	458	438	439	438	424
Reported	478	430	477	458	438	439	438	365
Basic EPS
Operating**	0.84	0.82	0.81	0.77	0.74	0.73	0.73	0.71
Reported	0.82	0.74	0.81	0.77	0.74	0.73	0,73	0.61
Total revenue	5,338	5,504	5,988	5,088	5,260	5,387	5,547	5,536
Total AUM	387,389	373,754	377,379	366,094	359,650	355,445	373,009	369,656

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Operating earnings and operating EPS are non-GAAP measures and exclude the items described under the heading “Non-GAAP Financial Measures” on page 18.
Sun Life Financial Inc. ■ sunlife.com     17

Management’s Discussion and Analysis
Non-GAAP Financial Measures
Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with GAAP, including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating net income, operating earnings and financial measures based on operating earnings, such as operating EPS, operating ROE and the dividend payout ratio. These non-GAAP financial measures exclude certain items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a constant currency basis. Constant currency amounts are calculated using the applicable currency rates of the previous period but excluding the adjustment to the currency translation account on the repatriation of capital from the U.K. as described in Note 22 of the SLF Inc. 2005 Consolidated Financial Statements. Management calculates the ROE of its business segments using an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. Other non-GAAP financial measures used by the Company include “sources of earnings”, “embedded value”, “sales”, and “premiums and deposits”. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
The items discussed below are not included in the Company’s operating earnings, operating EPS and operating ROE.
In the fourth quarter of 2005, the Company took a $12 million after tax charge to income with respect to integration costs on the CMG Asia acquisition.
In the third quarter of 2005, the Company took a $51 million after tax charge to income in relation to the sale of Cuprum. The loss on the sale mostly arose from the depreciation of the Chilean peso against the Canadian dollar since the interest in Cuprum was acquired in 1998.
In the first quarter of 2004, the Company recorded a $59 million after tax charge to income related to the March 31, 2004 settlement by MFS of an administrative proceeding with the SEC regarding disclosure of brokerage allocation practices.
In the fourth quarter of 2003, the Company recorded a $211 million after tax charge to income in connection with the February 5, 2004 settlements with federal and state regulators with respect to alleged false and misleading information in certain MFS fund prospectuses, regarding market timing and related issues.
The impact of the items described above on the Company’s EPS is summarized in the following table.
IMPACT OF SPECIAL ITEMS ON BASIC EARNINGS PER SHARE

($ per share)	2005	2004	2003

EPS – Reported (GAAP-based)	3.14	2.81	2.15
Net gains (losses) on special items	(0.10)	(0.10)	(0.35)

EPS – Operating	3.24	2.91	2.50

RECONCILIATION OF OPERATING EARNINGS

($ millions)	2005					2004*					2003*
	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total	Total

Reported earnings (GAAP-based)	478	430	477	458	1,843	438	439	438	365	1,680	1,307

After-tax gains (losses) on special items CMG Asia integration costs	(12)				(12)
Net loss on sale of Cuprum		(51)			(51)
Provisions for MFS regulatory settlements									(59)	(59)	(211)

Total special items	(12)	(51)	—	—	(63)	—	—	—	(59)	(59)	(211)

Operating earnings	490	481	477	458	1,906	438	439	438	424	1,739	1,518

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
18      Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
SLF Canada
BUSINESS PROFILE
SLF Canada is a market leader with a customer base exceeding 7 million people. SLF Canada offers a full range of protection and wealth management products and services to individuals and corporate clients through its three operating units — Individual Insurance & Investments (which includes the Company’s 35% interest in CI Financial), Group Benefits and Group Retirement Services & Institutional Investments (which includes the Company’s 56% interest in McLean Budden Limited).
INDUSTRY PROFILE
The life insurance industry in Canada has undergone considerable consolidation in the past decade, resulting in three large insurers serving the core markets with a handful of medium-sized companies and a number of smaller companies operating in regional and niche markets. The three largest companies collectively represent approximately two-thirds of Canadian life and health insurance and annuity market segments by in-force business. With a slow-growing Canadian population, the Canadian insurance market is faced with limited opportunity for expansion. However, the aging of the population creates opportunities in other markets such as health and retirement products. Given the industry’s structure and these demographic trends, economies of scale, customer service experience, distribution capabilities and technological innovation become increasingly critical to business success.
COMPETITIVE POSITION(1)
Sun Life Financial is a significant and leading player in most of the Canadian markets. It is:
•	1st in defined contribution pension plans, group RRSP plans and deferred profit sharing plans
•	2nd in individual life insurance based on direct premiums in-force
•	2nd in individual critical illness based on annualized premiums in-force
•	3rd in group benefits based on annualized premiums and premium equivalents in-force
•	3rd in individual annuities sales based on premiums and deposits
In addition, CI Financial is the second largest Canadian investment fund company based on long-term AUM(2).
STRATEGY
SLF Canada’s vision is to be the leader in all its markets and known for its outstanding performance.
SLF Canada serves its customers with competitive products and delivery systems marketed under two strong brands. The Sun Life Financial brand is used throughout SLF Canada’s operations. The Clarica brand is used by SLF Canada’s proprietary sales force and is widely known in the individual retail market.
SLF Canada’s strategy is to:
•	Solidify its leadership position in its core businesses with a focus on scale and operating capabilities
•	Grow the Individual Insurance & Investments business by expanding its distribution network and leveraging its industry-leading brands
•	Grow the group businesses by leveraging its ability to provide integrated service to both Group Benefits and GRS clients
•	Be a high performance and customer-focused organization
2005 ACCOMPLISHMENTS
•	Individual Insurance & Investments increased the productivity of its proprietary Clarica Sales Force (CSF) by an average of 13% per advisor and gained traction in the wholesale channel by achieving sales growth of $12 million, up 150% over 2004. It also strengthened and diversified its product offerings by launching several new products and revitalizing existing products within its life and health insurance product portfolio
•	Individual Insurance & Investments’ wealth product sales were up 21% over 2004
•	The Total Benefits offering enjoyed continued success in 2005. Joint clients, measured as a percentage of GRS’s top 200 clients, rose from 23% at the beginning of 2004 to 38% at the end of 2005. Also during 2005, a unique Plan Advisor website was launched that provides Group Benefits and GRS Plan advisors with a single point of access for their business needs
•	GRS further strengthened its product portfolio by introducing the Milestone series of segregated funds, the first lifecycle funds for employer-sponsored group retirement and savings plans in Canada to feature a guaranteed unit value at maturity. GRS achieved continued strong sales results in all product categories and record asset retention levels of $500 million

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.

(2)	Long-term AUM include mutual, segregated, labour-sponsored and other funds and pools, and exclude money market funds.
Sun Life Financial Inc. ■ sunlife.com     19

Management’s Discussion and Analysis
•	Group Benefits developed new strategic alliances with Warren Shepell, a leading provider of Employee Assistance Programs in North America, and with Medisys Health Group Inc., a provider of attendance support for salary continuance sick-leave plans. Enhancements to the Group Benefits members’ enrolment tool and redesigned claim forms and statements also improved customer service
2006 PRIORITIES
•	Individual Insurance & Investments will continue to enhance its position in the retail market by increasing the productivity of the CSF distribution channel and by growing sales through the wholesale channel. It will also continue to leverage its strong partnership with CI Financial by offering an attractive suite of guaranteed and market based products
•	Group Benefits will build on the strength of its National Accounts through innovation and service to drive aggressive growth
•	GRS will continue to build on its leading market position as well as increase its rate of retaining member assets when the members leave their company-based retirement plan
•	Group Benefits and GRS will continue to market Total Benefits as an important competitive advantage
FINANCIAL AND BUSINESS RESULTS
SLF Canada common shareholders’ net income increased to $963 million, up $68 million, or 8%, from $895 million in 2004. The increase reflected improved mortality experience of $35 million, gains from investment credit experience of $20 million and increased earnings of $21 million from the Company’s investment in CI Financial.
Revenue for the year was $8.7 billion, up 6% over 2004 with growth in each of premiums, investment income and fee income. Improving equity markets throughout the year and increased deposits and sales in the asset-based lines of business helped increase fee income by 6% to $564 million.
ROE for SLF Canada(1) rose to 14.5% compared to 13.5% a year ago, reflecting growth in earnings.
Total AUM were $114.3 billion at the end of 2005, up 9% from the 2004 level. The growth was driven by higher equity market levels and net sales of segregated and managed funds.
OUTLOOK
SLF Canada will continue to focus on customer service, product development, technological innovation and operational efficiencies. It is well positioned to capitalize on its competitive strengths to retain existing customers and acquire new business.
SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2005	2004*	2003*

Premiums	5,314	4,970	5,197
Net investment income	2,780	2,660	2,512
Fee income	564	532	480

Total revenue	8,658	8,162	8,189
Client disbursements & change in actuarial liabilities	5,625	5,345	5,587
Commissions & other expenses	1,660	1,603	1,499
Income taxes	385	293	322
Non-controlling interests in net income of subsidiaries	17	14	11
Par policyholders’ income (loss)	8	12	(3)

Common Shareholders’ Net Income	963	895	773

Selected Financial Information

Earnings by Business Unit
Individual Insurance & Investments	572	511	431
Group Benefits	246	252	236
Group Retirement Services & Institutional Investments	145	132	106

Total	963	895	773

ROE	14.5%	13.5%	12.0%
Total AUM ($ billions)	114.3	105.1	99.1

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.
RESULTS BY BUSINESS UNIT
Individual Insurance & Investments
SLF Canada’s Individual Insurance & Investments business unit offers a full range of individual life and health insurance products as well as savings and retirement products. Its principal insurance products include universal life, term life, permanent life, critical illness, long-term care and personal health insurance. Its principal investment products include accumulation and payout annuities. It also has a distribution agreement to sell CI Financial’s segregated and mutual funds. These products are marketed through a distinctive, multi-channel distribution model composed of the exclusive CSF, SLF Long Term Care Specialists, and a wholesale distribution channel consisting of partnerships with investment dealers, mutual fund dealers, managing general agents and other insurance companies.
Individual Insurance & Investments’ earnings increased to $572 million in 2005 from $511 million in 2004. These increased earnings were a result of improved mortality experience of $18 million, reduced unit expenses which improved earnings $17 million and an increased contribution of $21 million from CI Financial.

(1)	ROE for the business segments is a non-GAAP measure. For additional information see “Non-GAAP Financial Measures” on page 18.
20 Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
Individual life and health insurance sales were up 11% over 2004 from $136 million to $151 million. In particular, wholesale insurance sales grew from $8 million in 2004 to $20 million due to new distribution partnerships and renewed product offerings. Long-term care insurance also experienced double-digit growth, benefiting from growth in the number of specialists.
Consumer preference for market-based funds, due to strong market performance and lower interest rates, resulted in increased segregated fund and mutual fund deposits but lower premiums from guaranteed products.
Earnings from the Company’s investment in CI Financial are included in the results of SLF Canada’s Individual Insurance & Investments unit. Common shareholders’ net income from the Company’s 35% ownership interest in CI Financial was $106 million after tax in 2005, up 25% from 2004. As one of Canada’s largest investment fund companies, CI Financial had AUM of $71.7 billion as at December 31, 2005, up $3.9 billion over the prior year. The increase in CI Financial’s earnings and AUM was due to both net sales and growth in the market value of assets. As an important contributor to CI Financial’s growth, the CSF accounted for 37.5% of the retail net sales of CI Financial’s funds.
Group Benefits
SLF Canada’s Group Benefits business unit is a leading provider of group life and health insurance products in Canada, providing services to more than 10,000 employers. The business unit has a market share of approximately 21% based on premium and premium equivalents, and provides life, dental, drug, extended health care and disability benefit programs to employers of all sizes. SLF Canada competes on the strength of its scale, product and service offerings, regional delivery model, industry-leading technology and the innovative Total Benefits offering. Group Benefits products are marketed and distributed across Canada by experienced sales representatives in cooperation with independent brokers and benefit consultants.
In 2005, Group Benefits focused on reinforcing the foundation of its business through customer focused initiatives leading to service excellence and laid the groundwork for an innovative health and disability management strategy called Healthy Returns™. This focus allowed Group Benefits to retain key clients, including the Ontario Hospital Association.
Group Benefits’ 2005 common shareholders’ net income decreased slightly to $246 million from $252 million in 2004.
Group Benefits recognized continued growth through its Total Benefits offering, which integrates Group Benefits and GRS client interfaces. The launch of the Plan Advisor website improved the integration of services between the business units, enhancing the customer experience. Total Benefits also partnered with best-in-class pension, payroll and human resources information system suppliers to provide one-stop service for clients.
Sales, measured by annualized premiums and premium equivalents, increased 39% to $295 million in 2005 from $212 million in 2004. The increase reflected the addition of several large cases. Client retention also remained strong, with cancellation rates at less than 3% of premium and premium equivalents. Business in-force increased by 9% to $5.2 billion at December 31, 2005.
Group Retirement Services & Institutional Investments (GRS&II)

SLF Canada’s GRS&II business unit consists of the GRS operation as well as the Company’s 56% ownership interest in McLean Budden Limited, a premier institutional provider of investment management services in Canada. GRS is the largest provider of funding and recordkeeping services to defined contribution pension plans in Canada(1). GRS also offers other group retirement services and products, group annuity policies to fund defined benefit pension plans, fixed rate annuities, group life annuities and pensioner payroll services. With its strength in product and investment offerings, plan sponsor and member services, and technological capabilities, GRS is well equipped to meet the complex plan and service requirements of medium to large organizations, while still being able to provide cost effective solutions to the small employer market. GRS had a 31% market share(1) in Canada based on defined contribution plan AUM, and its products covered over 1.2 million plan participants at the end of 2005. GRS’s products and services are distributed through pension consultants, brokers and advisors.
GRS&II net income increased by $13 million in 2005 to $145 million from $132 million in 2004, primarily due to increased earnings from fee-based businesses. AUM grew by 12% due to strong sales results and improved equity markets.
In 2005, GRS continued its focus on sales, asset retention and improving the client, advisor and member experience. It led the Canadian industry in total market activity wins with over $1.9 billion in sales and retained member assets. GRS successfully completed the implementation of the Deferred Profit Sharing Plans (DPSP) for employees of the Canadian operations of the Magna International Inc. group of companies (Magna). The addition of the DPSP plan makes Sun Life Financial the sole provider of group retirement services to all of Magna’s Canadian employees. Magna’s DPSP is one of the largest defined contribution plans to change providers in Canada.
GRS payout annuity premiums increased by $60 million in 2005 to $89 million from $29 million in 2004, while guaranteed annuity premiums decreased by $49 million in 2005 to $341 million from $390 million in 2004 as participants continued to shift their contributions towards market-based products over guaranteed funds.

(1)	As measured by Benefits Canada magazine’s 2005 Defined Contribution Plan Survey.
Sun Life Financial Inc. ■ sunlife.com 21

Management’s Discussion and Analysis
SLF U.S.
BUSINESS PROFILE
SLF U.S. focuses on the delivery of innovative wealth accumulation and protection products to individuals and businesses. SLF U.S. has three operating units: Annuities, Individual Life insurance for affluent consumers and business owners, and Group life, disability and stop-loss insurance for employers.
•	The Annuities business unit offers variable annuities, fixed annuities, private placement variable annuities for high net worth clients, equity-indexed annuities and investment management services
•	The Individual Life business unit offers single and joint universal life and variable universal life, corporate-owned and bank-owned life insurance (COLI/BOLI) and variable universal life for high net worth clients
•	The Group Life & Health business unit offers group life insurance, short-term and long-term disability insurance and medical stop-loss insurance
INDUSTRY PROFILE
The life, health and annuity insurance markets in the United States of America comprise a large number of industry players. Ongoing consolidation has led to dominance by the top 10 competitors, representing over half of the overall market share. The marginalization of smaller players creates potential acquisition opportunities for larger, better-capitalized organizations.
The aging of the baby boomer population, which now exceeds 75 million in the United States of America, provides significant opportunities for SLF U.S. An increasing number of Americans are entering retirement, at a time when life expectancy is on the rise. Together with heightened consumer awareness of the value of asset allocation and diversification, and shifts in corporate retirement programs, these trends provide a significant opportunity for both wealth accumulation and protection products.
The employee benefits marketplace continues to be dominated by issues associated with rising health care costs. To try to control the cost of corporate benefit programs, employers are increasingly shifting the costs of benefits to employees. Opportunities exist for group carriers who can successfully attract a share of employee dollars allocated to benefits.
COMPETITIVE POSITION(1)
SLF U.S. is a provider of products and services in the U.S. annuity and high-end specialty insurance markets:
•	#2 in individual universal life average face amount issued, demonstrating SLF U.S.’s competitiveness in the affluent market segment
•	#3 in medical stop-loss insurance based on business in-force
STRATEGY
SLF U.S.’s long-term strategy is to achieve a top 10 market rank in selected markets through the following initiatives:
•	Enhancing distribution capabilities and productivity
•	Achieving recognition as a product and solution expert by leveraging customer knowledge, risk management and investment expertise
•	Strengthening operational scale and efficiency by the implementation of a service centre multi-site strategy
•	Focusing on deeper penetration into existing distributor networks and adding specialty distributors
•	Extending product range, distribution and market reach in all core business lines
•	Pursuing bolt-on acquisitions and joint ventures for scale efficiency and enhanced growth
2005 ACCOMPLISHMENTS
•	Grew earnings by 36% on a U.S. dollar basis and increased ROE to 12.9%, 250 basis points over 2004 levels
•	Increased Group Life & U.S. Health business in-force to over US$1.0 billion by December 31, 2005, an increase of 19% over December 31, 2004
•	Achieved record net sales of US$153 million in Group Life & Health, up 45% from 2004
•	More than doubled the number of Annuities wholesale distributors to 78 at December 31, 2005
•	Introduced a number of new product enhancements to the Sun Life Financial Masters annuity product portfolio, including withdrawal-benefit-for-life and refund-of-fess features
•	Achieved high net worth new premium and deposits of US$32 million in individual life and US$104 million in annuity, a combined increase of 109% from 2004
•	Achieved US$165 million of COLI new premium deposits, a 193% increase from 2004
•	Issued US$900 million of fixed annuity backed medium term notes

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.
22 Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
•	Received the Financial Intermediary Post-Sales award for 2005, the highest post-sales service award given by Dalbar
•	Implemented an innovative structure to deal with U.S. statutory reserve requirements for the no-lapse guarantee on universal life products (known as regulation AXXX), which reduces the Company’s costs of funding
2006 PRIORITIES
•	Achieve variable annuity growth
•	Enhance individual Life sales growth within the existing distributor network by more than doubling the number of account relationship managers, expanding distribution reach to new channels, and extending the geographic reach and range of product offerings
•	Continue to improve Individual Life new business and underwriting operational efficiencies
•	Gain market share in larger case and employee-paid group insurance market
•	Build payout annuity capabilities to capitalize on demographic trends and to position for future growth of this business
•	Continue service centre cost improvement initiatives
•	Pursue bolt-on acquisitions for scale efficiencies and enhanced growth
FINANCIAL AND BUSINESS RESULTS
For the year ended December 31, 2005, SLF U.S. reported earnings of $495 million, up $104 million, or 27%, from 2004. The strengthening of the Canadian dollar against the U.S. dollar during 2005 decreased earnings by $36 million based on 2004 exchange rates.
On a U.S. dollar basis, earnings increased US$109 million to US$409 million from US$300 million in 2004, primarily due to improved interest rate spreads which contributed US$21 million, higher income from equity markets which increased earnings by US$40 million after tax and lower costs of funding universal life reserves for U.S. regulatory purposes which helped improve individual life earnings by US$19 million. Revenue for the year was US$7.5 billion, up US$294 million, or 4%, from 2004, as the increase in investment product sales more than offset a decline in fixed and equity-indexed annuity sales.
SLF U.S.’s ROE(1) improved to 12.9% in 2005 from 10.4% in 2004 as a result of higher earnings and the benefits of continued capital efficiency measures.
OUTLOOK
The U.S. marketplace faces increasing levels of competition, regulation and consolidation. The core business units of SLF U.S. will benefit from scale efficiencies resulting from service centre improvements, the organic growth from distribution expansion and external growth from joint ventures and acquisitions.
SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2005	2004	2003

Premiums	6,246	6,465	6,666
Net investment income	2,298	2,355	2,433
Fee income	617	609	564

Total revenue	9,161	9,429	9,663
Client disbursement & change in actuarial liabilities	6,993	7,330	7,709
Commissions & other expenses	1,560	1,652	1,552
Income taxes	113	55	97
Non-controlling interests in net income of subsidiaries	(1)	—	—
Par policyholders’income (loss)	1	1	2

Common Shareholders’Net Income	495	391	303

Selected Financial information

(US$ millions, except as noted)

Earnings by Business Unit
Annuities	268	184	111
Individual Life	100	81	77
Group Life and Health	41	35	30

Total	409	300	218

Total revenue	7,539	7,245	6,887
Common shareholders’net income	409	300	218
ROE	12.9%	10.4%	7.3%
Total AUM (US $ billions)	58.4	56,1	52.7

RESULTS BY BUSINESS UNIT

Annuities
The SLF U.S. Annuities business unit is an integral part of the Company’s growth platform in the United States. SLF U.S. provides fixed, variable and equity-indexed annuity products and investment management services. The product portfolio is supported by broad distribution, product and solution capabilities arising from a combination of market focus and expertise in investment and risk management. The Annuities business unit includes SLF U.S.’s distribution subsidiaries, Sun Life Financial Distributors, Inc. (SLFD), Independent Financial Marketing
Group, Inc. (IFMG) and its investment management company, Sun Capital Advisers LLC.
Annuity earnings improved to US$268 million, up 46% from 2004. The increase was primarily due to improved fixed annuity interest rate spreads which contributed US$21 million and higher income from equity markets which increased earnings US$40 million. Improvements in fixed annuity spreads were the result of interest rate management, higher investment income and favourable credit experience.

(1)	ROE for the business segments is a non-GAAP measure. For additional information see “Non-GAAP Financial Measures” on page 18.
Sun Life Financial Inc. ■ sunlife.com   23

Management’s Discussion and Analysis
Overall annuity sales for 2005 of US$3.4 billion, excluding the US$900 million from the issue of MTNs in 2005, were down 17% from 2004, primarily due to reduced equity-indexed annuity sales, which decreased 38% from a year ago. This decline reflected an increasingly competitive and dynamic environment.
Fixed annuity sales of US$337 million decreased 29% from 2004, as the low interest rate environment continued to challenge the sales of fixed income products.
Variable annuity sales increased slightly to US$2.1 billion in 2005 from US$2.0 billion in 2004 primarily due to higher sales of private placement variable products.
At December 31, 2005, total AUM were US$42.3 billion, flat from a year ago.
Individual Life
SLF U.S.’s Individual Life business unit serves high net worth individuals and business owners through competitively priced, high-quality products including single and joint universal life, corporate-owned and bank-owned life insurance and private placement variable universal life products. The business unit accesses its target customers through general agents and third-party intermediaries.
Individual Life continued to deliver solid performance in 2005. Earnings were US$100 million compared to US$81 million in 2004. The increase of US$19 million was driven by reductions in costs of funding universal life products using the innovative AXXX funding structure.
Sales, excluding specialty product sales (COLI, BOLI and Private Placement Variable Universal Life and offshore), were up 10% over 2004. The increase reflected the introduction of re-priced universal life single and joint life products. High net worth private placement variable universal life sales grew to US$32 million, an 88% increase from 2004, due to expanded distributor relationships and increased market awareness of the three-year-old product. COLI sales were up by US$25 million, or 106%, in 2005. BOLI sales were down by US$75 million due to the extremely competitive BOLI large case market during 2005.
Group Life & Health
SLF U.S.’s Group Life & Health business unit currently provides customer-focused products and services to meet the group insurance needs of small to medium-sized companies. Growth strategies include expanding into the larger case and employee-paid markets. Group Life and Health leverages its strong underwriting expertise and extensive distribution capabilities to provide group life, long-term and short-term disability and medical stop-loss insurance to nearly 6 million group plan members. The business unit’s group insurance products are marketed and distributed by its 129 sales representatives in 24 regional sales offices in the United States. These representatives maintain close relationships with independent brokers and consultants who deal directly with employers.
Group Life & Health earnings in 2005 were US$41 million, an increase of 17% over 2004. The increase was primarily due to a larger block of business in-force. The operating expense-to-insurance premium ratio held steady at 14% in 2005 compared to a year ago.
Revenue for the year increased to US$924 million, up US$138 million, or 18%, from 2004 primarily driven by higher sales from sales force expansion.
Business in-force as of December 31, 2005 increased to over US$1.0 billion, up 19% from December 31, 2004. A reputation for quality service and the financial strength of the Company resulted in a persistency rate of 82%.
MFS
BUSINESS PROFILE
MFS is a global investment management company which offers products and services that address the varying needs of investors over time. Individual investors have access to a broad selection of financial products, including mutual funds, variable annuities, separate accounts, college and retirement savings plans, and offshore investment products. These products are distributed through financial intermediaries that provide sales support, product administration and client services. MFS services institutional clients by providing asset management services for corporate retirement plans, separate accounts, public or government funds, and insurance company assets. Institutional clients are serviced through a direct sales force and a network of independent consultants. As at December 31, 2005, the Company’s ownership interest in MFS was 98%, with the remainder owned by MFS’s employees.
INDUSTRY PROFILE
The global investment management industry is exceedingly competitive, driven by high standards for investment performance and customer service. Individual and institutional investors alike demand a wide array of investment options, as they look for greater absolute returns. Investors have also forced changes in the distribution systems with their focus on greater transparency and disclosure. Increasingly, the industry is migrating toward open architecture platforms that place more emphasis on relative performance. Along with these competitive pressures, the industry is also faced with higher levels of regulation.
24     Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
COMPETITIVE POSITION(1)
With total AUM of US$162 billion as at December 31, 2005, MFS is a leading player in the domestic U.S. market and a growing player in the global market:
•	12th largest U.S. retail mutual fund company based on long-term AUM of US$75 billion at December 31, 2005
•	5th largest investment manager of variable annuity assets, with US$29 billion under management at September 30, 2005
•	Over 25% of gross sales are now sourced from non-U.S. retail and institutional clients
•	Serves over 6 million investor accounts through 15 global offices
STRATEGY
•     Deliver superior long-term investment performance built on the strength of disciplined investment research
•     Achieve a balanced business model, servicing the needs of individual and institutional investors, in the U.S. and globally
•     Improve position in the U.S. retail distribution channel by developing superior products and offering quality service and value-added sales support
•     Diversify the mix of AUM across the full range of asset categories
•     Capitalize on efficient operating infrastructure
2005 ACCOMPLISHMENTS
•	Gross sales across all products increased 31.5% over 2004 to US$38.8 billion
•	Returned to positive net flows in aggregate with over US$7.5 billion in 2005
•	Lipper lnc.(2) ranked 67% and 69% of funds in the top half of their respective categories for 3-year and 5-year performance
•	Consolidated multiple offshore retail fund groups into one family registered in Luxembourg with US$7 billion in AUM
•	Continued expansion of asset allocation mutual fund product line with the launch of 5 target maturity lifetime funds
2006 PRIORITIES
•	Improve and sustain long-term investment performance
•	Realign distribution organization into three channels: retail, advisor and institutional
•	Achieve positive net flows through organic growth in the retail channel and improve net flows in the institutional distribution channel in the U.S. and globally
FINANCIAL AND BUSINESS RESULTS
MFS common shareholders’ net income for 2005 rose $65 million, or 57%, from the prior year. Operating earnings(3) were up $6 million, or 3.5%, from 2004 levels in spite of the strengthening of the Canadian dollar against the U.S. currency, which decreased MFS’s earnings by $13 million based on 2004 exchange rates. On a U.S. dollar basis, operating earnings grew by US$14 million, or 10.5%, to US$147 million in 2005.
AUM ended 2005 at US$162 billion, an increase of 11.0% for the year with both positive net flows of US$7.5 billion and positive market action of US$8.6 billion contributing to the growth. Average net AUM increased by 9% to US$151 billion in 2005, up from US$138 billion in 2004.
Revenue for the year of US$1,360 million was up 4.1% from a year ago on higher average net assets. Year-over-year advisory revenue growth of 8% was consistent with the increase in average net assets; however, lower distribution fees on mutual fund products and the impact of a US$25 million reduction in fees as a result of the regulatory settlement reported in 2003 diminished the overall growth in revenues. Higher operating earnings and relative revenue margins reflected scale improvements in the institutional product lines as well as benefits from infrastructure changes over the past two years.
Gross sales were strong in 2005, growing 31.5% to US$38.8 billion. Over 50% of sales came through traditional institutional product lines, subadvised insurance assets and structured fixed income products. MFS’s total net flows were consistently positive throughout most of 2005. The full year total for 2005 of US$7.5 billion net inflows was a significant turnaround from the 2004 net outflows of US$8.9 billion. During 2005, the strength in institutional product lines more than offset continuing net outflows in U.S. retail mutual funds and Sun Life Financial variable annuity products managed by MFS.

(1)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or for the latest period before December 31, 2005.

(2)	Lipper Inc. is an independent company providing mutual fund analysis and benchmarking services.

(3)	Operating earnings for 2004 excluded a $59 million charge for a regulatory settlement.
Sun Life Financial Inc. ■ sunlife.com 25

Management’s Discussion and Analysis
SUMMARY STATEMENT OF OPERATIONS

(C$ millions)	2005	2004	2003

Total revenue	1,648	1,700	1,684
Commissions & other expenses	1,355	1,471	1,727
Income taxes	110	108	5
Non-controlling interests in net income of subsidiaries	4	7	(5)

Common Shareholders’ Net Income (Loss) — Reported	179	114	(43)
Plus: Regulatory settlement provisions	—	59	211

Common Shareholders’ Net Income — Operating	179	173	168

Selected Financial Information

(US$ millions, except as noted)

Total revenue	1,360	1,306	1,206
Common shareholders’ net income
Reported	147	88	(39)
Operating	147	133	121
Sales (US$ billions)
Gross	38.8	29.5	34.2
Net	7.5	(8.9)	4.2
AUM (US$ billions)	162	146	140
Average net assets (US$ billions)	151	138	125

OUTLOOK
Positive net flows are expected to increase in 2006 with continued strong growth of institutional business lines and a return to positive net flows in U.S. retail mutual funds by the end of 2006. Positive net flows, combined with stable equity markets, should produce a healthy organic growth in overall AUM.
Continued sales growth will put pressure on wholesaling costs and dealer commission expenses. Though investments in technology infrastructure and regulatory compliance will continue, the rate of expense growth should decline from recent years. MFS management expects the growth in assets and revenue in 2006 to produce consistent improvements in operating earnings and margins.
SLF Asia
BUSINESS PROFILE
SLF Asia operates through subsidiaries in the Philippines, Hong Kong and Indonesia, and through joint ventures with local partners in India and China. It provides individual life insurance products and services in all operations, and savings, retirement and pension products and services in India, the Philippines and Hong Kong. Group insurance is offered in India, the Philippines, Hong Kong and China.
INDUSTRY PROFILE
SLF Asia competes in environments ranging from well-developed markets in the Philippines to largely state-dominated, emerging markets in India and China. Life insurance penetration(1) ranges from almost 8% in Hong Kong to under 1% in Indonesia, underscoring the significant opportunity for future sales. Competition is increasingly intense in the emerging markets as multi-national insurers look to Asia for growth opportunities. As China lifts restrictions and opens its market further, the Company expects the pace of expansion of foreign insurance companies in the country to accelerate.
COMPETITIVE POSITION(2)

SLF Asia has already achieved a strong regional presence:
•	2nd in individual life insurance by total premiums in the Philippines
•	7th in individual life insurance by in-force premiums in Hong Kong (including CMG Asia)
•	4th in the private sector for the protection business and 5th in wealth management business in India, based on first-year premiums and AUM, respectively
STRATEGY
•	Develop SLF Asia into a significant long-term revenue and earnings growth operation, focusing on becoming or remaining a market leader in a select number of geographies
•	Build multiple distribution channels that can deliver innovative products that meet customer needs
•	Provide a customer service focused operation

(1)	Premium as percentage of Gross Domestic Product. Source: Swiss Re — Sigma, volume 2/2005.

(2)	Competitive statistics are based on published information at and for the year ended December 31, 2005, or the information available for the latest period before December 31, 2005.
26      Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
2005 ACCOMPLISHMENTS
•	On October 18, 2005, the Company acquired CMG Asia, moving Sun Life Financial Hong Kong to the #7 position from #19 in 2004 and increasing its market share from 1.5% to 3.9% based on in-force individual life premiums
•	The Hong Kong operations also strengthened its distribution network by forming a new bancassurance partnership in Hong Kong with China Construction Bank Corporation (CCB)
•	In September, SLF Asia’s China joint venture started selling life insurance products in its third China city location, Hangzhou, the capital of the Zhejiang province. It also entered the group insurance business in late 2005
•	SLF Asia’s India wealth management joint venture acquired the Indian mutual funds assets of Alliance Capital Mutual Funds, adding $350 million in AUM
•	The Philippines diversified its distribution network by establishing a joint venture with Standard Chartered Bank
2006 PRIORITIES
•	Fully integrate CMG Asia operations with Sun Life Financial’s existing Hong Kong operations, capitalizing on the expanded distribution capacity and synergies created by the acquisition
•	Rapidly expand the India life insurance joint venture branch network by opening 50 new branches and increasing the number of agents to 20,000
•	Launch operations in two important cities in China – Shanghai and Nanjing
•	Enhance customer service capabilities throughout the region, to provide effective and efficient services that meet the needs of the various market segments
•	Achieve individual sales growth in excess of 50% with Hong Kong nearly double the 2005 level and significant growth in India and China
FINANCIAL AND BUSINESS RESULTS
SLF Asia contributed $42 million in shareholders’ net income for the year ended December 31, 2005, a decline of $3 million from the prior year. Excluding CMG Asia net integration costs, operating earnings were largely unchanged from 2004. Favourable tax resolutions of $13 million in the Philippines were offset by increased investments in business development, greater lapses which reduced earnings by $4 million, additional foreign exchange losses of $3 million and higher new business strain.
SUMMARY STATEMENT OF OPERATIONS

($ millions, except as noted)	2005	2004*	2003*

Premiums	524	506	439
Net investment income	223	185	168
Fee income	12	3	4

Total revenue	759	694	611
Client disbursements & change in actuarial liabilities	499	470	400
Commissions & other expenses	201	165	162
Income taxes	17	14	12

Common Shareholders’ Net Income	42	45	37

Selected Financial Information

Sales — New annualized premiums Individual life**	261	239	128
Total AUM ($ billions)	7.3	2.5	2.1

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Includes 100% of sales for joint ventures. Individual life sales would be $181 million, $162 million and $97 million for 2005, 2004 and 2003, respectively, if joint venture sales were included at 50%.
SLF Asia’s premium revenue increased by 4% to $524 million in 2005, mainly as a result of the increase in premiums from the CMG Asia acquisition. The increase was partially reduced by the unfavourable currency impact of $37 million from the stronger Canadian dollar. Investment income increased $38 million, or 20.5%, from a year ago on a larger asset base. The increase was partly offset by the $14 million unfavourable currency effect of a strengthened Canadian dollar relative to 2004 exchange rates. AUM of $7.3 billion nearly tripled from a year ago due to the acquisition of CMG Asia.
OPERATIONS BY BUSINESS UNIT

Philippines
Sun Life Financial has been operating in the Philippines for over 100 years. With a solid reputation, the Company was #2 in the life insurance market by total insurance premiums, #3 in mutual funds by AUM, and #3 in sales of savings plans through November 2005 based on initial contributions. The Sun Life Financial brand is strong in the high-end market in the Philippines, and is recognized for its professional agency force, quality business and high service standards. The Company is also known for risk management leadership, witnessed by its ability to leverage robust risk management practices and financial strength to capitalize on opportunities in the marketplace.
Hong Kong
SLF Asia’s Hong Kong operations offer traditional and unit-linked products to the mass affluent market in Hong Kong through a multi-channel distribution system that includes career agency, bancassurance and broker/independent financial advisors. With the completion of the CMG Asia acquisition, the career agency force expanded to over 1,700 agents and the customer base grew from 100,000 to 350,000. The Company also expanded its Hong Kong product portfolio to include group life and medical, and pension businesses.
Indonesia
SLF Asia’s Indonesia operations distribute traditional and unit-linked individual life insurance, largely through a career agency distribution system. A bancassurance partnership with Citibank was established in the fourth quarter of 2005, providing another complementary
Sun Life Financial Inc. ■ sunlife.com      27

Management’s Discussion and Analysis
distribution vehicle. The Company was ranked #3 for unit-linked products, #18 for traditional products and #7 overall based on first-year premiums for the first 9 months of 2005.
With a 40% increase in average case size, 2005 sales in local currency increased by 34% over 2004. The demand for unit-linked products was high, with new business growing 186% over 2004, compared to a decrease of 59% in new premiums for traditional products over the same period.
India
Birla Sun Life Insurance Company Limited (Birla Sun Life), the Company’s insurance joint venture in India, ranked #5 in the overall market and #4 in the private sector in individual life insurance and total sales for the period ended December 2005. It markets a full array of individual life insurance, group insurance and group savings products to the affluent market segment through three distribution channels: its career agent sales force which is approaching 14,000, bancassurance arrangements and corporate agents. Birla Sun Life’s group insurance and pension clients include several of the largest local companies as well as multi-national corporations in India.
Birla Sun Life Asset Management Company Limited, the Company’s asset management joint venture in India, ranked 5th in the marketplace amongst private players, based on AUM as at December 2005. It markets a full array of mutual fund products to the middle income consumer market and corporate accounts in India through a network of over 2,000 distributors. The acquisition of the Indian mutual fund business of Alliance Capital Mutual Funds in September added approximately 10% to the AUM.
The Company’s joint ventures partner, the Aditya Birla Group, is one of India’s largest conglomerates and enjoys strong brand recognition in India. This strong market presence has been an integral contributor to the life and mutual fund operations’ success.
China
Sun Life Everbright, the Company’s joint venture in China, sells individual and group products to individuals and organizations in Tianjin, Beijing, and the Zhejiang province in China. The operation continues to develop a multi-channel distribution model that combines a direct sales force for individual and group business, and third-party distribution arrangements with banks and Tianjin Post for single-premium savings business.
Corporate
BUSINESS PROFILE
Corporate includes the results of SLF U.K., the active Reinsurance business unit and run-off reinsurance as well as investment income, expenses, capital and other items not attributable to the Company’s other business groups.
2005 ACCOMPLISHMENTS
•	Continued to optimize capital with additional capital repatriated from SLF U.K.
•	Reinsurance business unit maintained its position as one of the leaders in the North American life retrocession market with a 30% market share of the in-force business and secured several large in-force mortality blocks resulting in a year-over-year sales increase of 50%
•	Purchased and cancelled approximately 13.2 million common shares for $544 million as part of a share repurchase program. This level of repurchase exceeded the Company’s stated objective of $500 million for 2005
2006 PRIORITIES
•	Continue to enhance shareholder value through capital optimization and productivity improvements
•	Leverage reinsurance capabilities in other parts of the organization
•	Continue to expand the Reinsurance business unit’s European operations
FINANCIAL AND BUSINESS RESULTS
For the year ended December 31, 2005 Corporate reported common shareholders’ net income for the full year of $164 million, $71 million lower than in 2004. Favourable results of $19 million in SLF U.K. and foreign exchange gains of $74 million on the repatriation of capital from the U.K. were more than offset by reserve strengthening of $34 million and worse mortality of $32 million in Reinsurance, CMG Asia integration costs of $9 million, the $51 million loss on the disposition of Cuprum and higher project costs of $28 million in 2005.
28      Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
SUMMARY STATEMENT OF OPERATIONS*

($ millions)	2005	2004 **	2003 **

Premiums	856	962	1,241
Net investment income	791	725	599
Fee income	45	58	69
Total revenue	1,692	1,745	1,909
Client disbursements & change in actuarial liabilities	1,261	1,394	1,284
Commissions & other expenses	334	316	459
Income taxes	(94)	(207)	(79)
Non-controlling interests in net income of subsidiaries	3	7	8
Dividends paid to preferred shareholders	24	—	—
Common Shareholders’ Net Income	164	235	237

Selected Financial Information

Earnings by Business Unit
SLF U.K.	192	173	203
Reinsurance	5	72	56
Corporate Other	(33)	(10)	(22)

Total	164	235	237

*	Including consolidation adjustments related to activities between segments.

**	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Notes 2 and 4 to SLF Inc’s. 2005 Consolidated Financial Statements.
RESULTS BY BUSINESS UNIT

SLF U.K.
SLF U.K. no longer offers products to new customers. The in-force life and pension policies constitute a run-off block of business which is managed by a small corporate governance team, with most operating functions outsourced to external service providers.
For the year ended December 31, 2005, SLF U.K. earned $192 million compared with $173 million in the prior year. Lower policy review and other provisions of $41 million and the absence of the previous year’s adverse claims experience in the group life business improved earnings by $20 million. These increases more than offset the impact of strengthening expense reserves of $6 million and the weakening of the British pound sterling against the Canadian dollar which reduced 2005 earnings by $15 million at 2004 rates. The 2005 results included a $34 million contribution to earnings from the recognition of future tax assets. The group life business has now substantially run off, following the sale of the renewal rights to this business in 2003.
SLF U.K. continues to focus on managing its expenses as the in-force block of business runs off. In 2005, SLF U.K. undertook a number of initiatives to reduce ongoing expenses including additional outsourcing arrangements. As the in-force block continues to decline, expense reduction will continue to be a management focus.
Reinsurance
The active Reinsurance business unit provides customized reinsurance and risk management solutions, primarily for the life retrocession business. It enjoys a leadership position in the North American retrocession market with a 30% market share and has an expanding presence within the European market.
For the year ended December 31, 2005, the Reinsurance business unit earned $5 million compared with $72 million in the prior year. A combination of reserve strengthening in 2005 and more favourable mortality experience in 2004 resulted in the earnings decline.
In 2005, the Reinsurance business unit capitalized on industry consolidation by acquiring several large in-force mortality blocks of business, increasing sales by 50%. While these opportunities are not likely to reoccur, the operation will continue to seek one-off opportunities with appropriate risk profiles that provide attractive returns.
The Reinsurance business unit continues to expand its European operations with a focus on the life, critical illness and longevity lines of business. Between 2003 and 2005, the business mix of its life and critical illness business from Europe increased from 6% to 8% of the unit’s total business. Total Canadian in-force business also increased as a result of mortality blocks written in Canada in 2005.
In-Force by Geography Outside of U.S.
(% of Total In-Force)
To position itself for profitable future growth, the Reinsurance business unit will continue to focus on improving operational and organizational efficiency, and increasing its reinsurance capacity.
Corporate Other
This business area includes investment income, expenses, capital and items not allocated to Sun Life Financial’s other segments, as well as the Company’s run-off reinsurance business which consists mostly of accident and health reinsurance business.
For the year ended December 31, 2005, Corporate Other had a loss of $33 million compared with a loss of $10 million in the prior year as higher foreign exchange gains of $74 million on the repatriation of capital were more than offset by the $51 million loss on the disposition of Cuprum, higher project costs of $28 million and costs of $9 million related to the integration of CMG Asia.
Sun Life Financial Inc. ■ Sun Life.com 29

Management’s Discussion and Analysis
Corporate Developments
The following significant developments occurred in 2005.
CORPORATE REORGANIZATION
On January 4, 2005, Sun Life Financial completed a reorganization under which most of its asset management businesses in Canada and the United States, including the majority of its U.S. annuities business, were transferred to Sun Life Financial Corp., a subsidiary of SLF Inc. The reorganization positions Sun Life Financial to benefit from the capital guideline, Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI in July 2005.
SALE OF CUPRUM
On August 26, 2005, the Company sold its 31.72% interest in Cuprum for $130 million. As a result of the transaction, the Company took a $51 million charge to earnings primarily arising from the depreciation of the Chilean peso against the Canadian dollar since the interest was acquired in 1998. The sale was consistent with the Company’s ongoing focus on building scale in core strategic markets and exiting those where it does not have a meaningful presence. Additional information on the transaction is available in Note 3 to SLF Inc.’s 2005 Consolidated Financial Statements.
SHARE REPURCHASE PROGRAM
SLF Inc. continued its share repurchase program in 2005 with the repurchase and cancellation of 13,230,736 common shares at a cost of $544 million. On January 10, 2006, SLF Inc. announced its repurchase program for 2006 for the purchase of up to 5% of its outstanding common shares, starting January 12, 2006.
INCREASED QUARTERLY SHAREHOLDER DIVIDENDS
In 2005, SLF Inc. increased its quarterly common share dividend by 16%, reflecting the Company’s strong financial performance, continued capital strength and positive outlook for the Company’s future. The quarterly dividend payout per common share was increased from $0.22 to $0.24 in the first quarter of 2005, and from $0.24 to $0.255 in the third quarter of 2005.
On December 8, 2005, SLF Inc. announced a change in the payment date for its third quarter 2005 dividend for common shares and Class A Preferred Shares from December 30, 2005 to January 3, 2006. This change was made to enable Canadian shareholders to take advantage of the announced Canadian legislation which, if passed, will reduce the effective income tax rate on dividend income for individual taxpayers starting in January 2006.
On February 9, 2006, the Board of Directors approved an additional 7.8% increase in the quarterly dividend to $0.275 per share.
FINANCING ARRANGEMENTS
The Company routinely reviews its financing arrangements to enhance its capital efficiency and optimize its capital structure. Two series of Class A non-cumulative preferred shares were issued by SLF Inc. in 2005 and an additional series of Class A non-cumulative preferred shares was issued on January 13, 2006. Also, in June 2005, Sun Life Assurance redeemed all of its outstanding Class E Preferred Shares.
On November 23, 2005, SLF Inc. issued $600 million of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due November 23, 2035.
Additional details of these transactions can be found on page 39 in this MD&A in the “Capital Structure” section under the heading “Financial Position and Liquidity” and in Notes 11 and 15 to SLF Inc.’s 2005 Consolidated Financial Statements.
Critical Accounting Estimates
SLF Inc.’s significant accounting and actuarial policies are described in detail in Notes 1, 2, 6, 7 and 10 to its 2005 Consolidated Financial Statements. Management must make judgments involving assumptions and estimates, some of which may relate to matters that are inherently uncertain under these policies. The estimates described below are considered particularly significant to understanding the Company’s financial performance. As part of the Company’s financial control and reporting, judgments involving assumptions and estimates are reviewed internally, by SLF Inc.’s independent auditor and by other independent advisors on a periodic basis. Accounting policies requiring estimates are applied consistently in the determination of the Company’s financial results.
BENEFITS TO POLICYHOLDERS
The Company’s benefit payment obligations over the life of its annuity and insurance products are determined by internal valuation models and are recorded in its financial statements, primarily in the form of actuarial liabilities. The determination of the value of these obligations is fundamental to the Company’s financial results and requires management to make certain assumptions about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of its products.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if there is uncertainty about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption and the extent of uncertainty present in making that assumption; and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
30   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
With the passage of time and resulting reduction in estimation risk, excess provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.
The following table summarizes the significant factors affecting the determination of policyholders’ benefits, the methodology on which they are determined, and their significance to the Company’s financial conditions and results of operations:

Critical Accounting	Determination Methodology	Financial Significance
Estimate	and Assumptions	(measured as at December 31, 2005)

Mortality – the rate of death for a defined group of people
•     Generally based on the Company’s average five-year experience

•     Industry experience considered where the Company’s experience is not sufficient

•     Rates on annuities, where lower mortality rates result in an increase in actuarial liabilities, are adjusted to reflect estimated future improvements in lifespan

•     Rates for life insurance contracts do not reflect any future improvement that might be expected

•     For products for which higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $80 million

•     For products for which lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40 million

Morbidity – both the rates of accident or sickness, and the rates of subsequent recovery for defined groups of people
•     Generally based on the Company’s average five-year experience

•     Industry experience considered where the Company’s experience is not sufficient

•     Long-term care and critical illness insurance assumptions developed in collaboration with reinsurers and largely based on their experience

•     For those benefits where the Company or industry experience is limited, larger provisions for adverse deviation are included

• For products for which the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $16 million

Policy Termination Rates – the rates at which policies terminate prior to the end of the contractual coverage periods
•     Generally based on the Company’s average five-year experience

•     Industry studies used where the Company’s experience is not sufficient

•     Rates may vary by plan, age at issue, method of premium payment and policy duration

•     Assumptions for premium cessation occurring prior to termination of the policy required for universal life contracts

•     For individual life insurance products for which fewer terminations would be financially adverse to the Company, net income would decrease $93 million if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums)

•     For products for which more terminations would be financially adverse to the Company, net income would decrease $81 million if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums)

Equity Markets – the value of the Company’s policyholder obligations for certain products is dependent on assumptions about the future level of equity markets
•     The calculation of actuarial liabilities equity market-sensitive products includes adequate provisions to absorb moderate changes in rates of equity market return with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•     For participating insurance products, a portion of the effect of changes in equity market movements is passed through to policyholders as changes in the amount of dividends declared

•     For variable annuity guarantees primarily in SLF U.S. (including reinsured business) and for certain annuity options in SLF U.K., a 1% reduction in the expected long-term equity market return assumption would decrease net income by $36 million

Sun Life Financial Inc. ■ sunlife.com 31

Management’s Discussion and Analysis

Critical Accounting	Determination Methodology	Financial Significance
Estimate	and Assumptions	(measured as at December 31, 2005)

Interest Rates – the value of the Company’s policyholder obligations for all policies is sensitive to changes in interest rates
•     The calculation of actuarial liabilities for all policies includes adequate provisions to absorb moderate changes in interest rates with provisions determined using scenario testing under the standards established by the Canadian Institute of Actuaries

•     For certain product types, including participating insurance policies and certain forms of universal life policies and annuities, the effect of changes in interest rates is largely passed through to policyholders as changes in the amount of dividends declared or in the rate of interest credited

•     An immediate 1% increase in interest rates across the entire yield curve would result in an estimated increase in net income of $29 million

•     An immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $143 million

Asset Default provisions are included in actuarial liabilities for possible future asset defaults and loss of asset value in current assets and future purchases	• Based on a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities	• Asset default provisions included in actuarial liabilities amounted to $2.4 billion on a pre-tax basis as at December 31, 2005

Operating Expenses and Inflation – actuarial liabilities provide for future policy-related expenses
•     Mainly based on recent Company experience using an internal expense allocation methodology

•     The increases assumed in future expenses are consistent with the inflation rate used in the scenario testing under the standards established by the Canadian Institute of Actuaries

• A 10% increase in maintenance unit expenses Company-wide would result in a decrease in net income of $253 million

FAIR VALUE OF INVESTMENTS
As described in Note 1 to SLF Inc.’s 2005 Consolidated Financial Statements, stocks, including certain other equity type investments, and real estate are originally recorded at cost and the carrying value is adjusted toward fair value at 5% and 3%, respectively, of the difference between fair value and carrying value per quarter.
The fair value of the majority of stocks is determined based on quoted market prices. For other equity holdings for which quoted market prices are not available, discounted cash flows and other valuation techniques are used to determine the fair market value. For real estate, fair market values are determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows. Where valuation is not based on quoted market prices, management is required to make judgments and assumptions, which are subject to changes in economic and business conditions. The use of different methodologies and assumptions may have a material effect on the estimates of fair market values.
As at December 31, 2005, the market value of stocks and real estate comprised approximately 7% of the market value of total invested assets.
ALLOWANCE FOR INVESTMENT LOSSES
The carrying value of invested assets reflects allowances for losses, the calculation for which is based on estimates of net realizable value of the assets. The use of different methodologies and assumptions may have a material effect on the estimates of net realizable value.
The carrying value of invested assets is adjusted by allowances for losses, which are established when an asset is classified as impaired. Management considers various factors to identify invested assets of potential impairment concern. In addition to the Company’s ability and intent to hold the invested assets to maturity or until a recovery in value, consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers, and available market values.
Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest because of a general deterioration of a particular business sector. These allowances represent management’s best estimate, based on market conditions, of probable losses within a portfolio that have not yet been specifically identified.
32   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
As at December 31, 2005, total allowance for losses were $140 million, representing 44% of gross impaired assets. Specific allowances were $119 million and sectoral allowances were $21 million at December 31, 2005.
Provisions for losses on investments, which increase the allowances, are charged against net investment income. Write-offs, net of any recoveries, reduce the allowances.
As at December 31, 2005, the Company’s total impaired assets, net of specific allowances of $119 million, amounted to $202 million. The corresponding market value of these impaired assets was approximately $203 million as at December 31, 2005.
GOODWILL AND OTHER INTANGIBLES
The fair value of intangible assets is determined using various valuation models which require management to make certain judgments and assumptions that could affect the fair value estimates and resulting impairment write-downs. As at December 31, 2005, the fair values of the appropriate operating business segments, including any associated subsidiary segments as required, and the fair values of the indefinite-life intangible assets were well in excess of their carrying values.
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Rather, it is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
The Company had a carrying value of $6.0 billion in goodwill as at December 31, 2005, consisting primarily of $3.7 billion arising from the 2002 Clarica acquisition, $1.5 billion arising from the acquisition of Keyport Life Insurance Company in the United States in 2001, and $495 million arising from the acquisition of CMG Asia in Hong Kong in 2005. An additional $310 million of goodwill related to the Company’s equity holdings in CI Financial and Birla Sun Life is included in the Other Invested Assets.
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangibles are amortized, while indefinite-life intangibles are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefi nite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
As at December 31, 2005, the Company’s finite-life intangible assets had a carrying value of $655 million, reflecting primarily the value of certain distribution channels and asset administration contracts acquired as part of the IFMG and Clarica Life Insurance Company acquisitions. The Company’s indefinite-life intangible assets had a carrying value of $890 million, reflecting fund management contracts and state licenses.
INCOME TAXES
Sun Life Financial’s provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements of operations for a particular period. The determination of the required provision for current and future income taxes requires the Company to interpret tax legislation in the jurisdictions in which it operates and to make assumptions about the expected timing of realization of future tax assets and liabilities. To the extent that the Company’s interpretations differ from those of tax authorities or the timing of realization is not as expected, the provision for income taxes may increase or decrease in future periods to reflect actual experience. The amount of any increases or decreases cannot be reasonably estimated.
Accounting Policies
CHANGES IN ACCOUNTING POLICIES IN 2005
In 2005, SLF Inc. adopted certain new accounting standards and policies that are detailed in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements. None of these changes are considered material to the determination of the Company’s financial position or results.
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
The Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15, Consolidation of Variable Interest Entities, on January 1, 2005, on a retroactive basis. Prior period financial statements have been restated accordingly.
This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). Under this Guideline, the Company is required to consolidate only those VIEs where it is exposed to the majority of the VIEs’ expected losses and/or expected residual returns. As a consequence of implementing this guideline, the Company reclassified approximately $1.2 billion of non-controlling interest in subsidiaries and US$0.6 billion of subordinated debt to debentures recorded in other liabilities.
The Company also has greater than 20% involvement in 25 VIEs, which were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment, and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $192 million, the carrying amount of these assets.
Additional details about the Consolidation of Variable Interest Entities are described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Instruments — Disclosure and Presentation
The Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, on January 1, 2005. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares must be classified as debt. These amendments did not have a material impact on its consolidated financial statements.
Sun Life Financial Inc. ■ sunlife.com   33

Management’s Discussion and Analysis
FUTURE ADOPTION
Financial Instruments, Hedges and Comprehensive Income
The Company will adopt CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income, and the amendments to CICA Handbook Sections and Accounting Guidelines resulting from the issuance of these Sections, on January 1, 2007. Under the new standards, all financial instruments will be classified either as held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and financial liabilities not classified as held-for-trading will be measured at amortized cost. Available-for-sale financial instruments will be measured at fair value with changes in fair value recognized in other comprehensive income (OCI).
All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. The Company is required to present OCI and its components as well as the components of accumulated other comprehensive income in its consolidated financial statements.
The Company is assessing the impact that these Sections will have on its 2007 consolidated financial statements. Additional information on these prospective changes is available in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
Risk Management
INTRODUCTION
The Company’s enterprise-wide risk management framework establishes policies, risk tolerance limits and worldwide practices for risk management. It provides oversight to the risk management activities within the Company’s business segments, ensuring discipline and consistency are applied to the practice of risk management.
RISK FRAMEWORK

Objectives
The risk management program is designed to:
(i) avoid risks that could materially affect the value of the Company,
(ii) contribute to sustainable earnings,
(iii) take risks that the Company can manage in order to increase returns, and
(iv) provide transparency of the Company’s risks through internal and external reporting.
Risk Philosophy
The Company is in the business of accepting risks for appropriate return and takes on those risks that meet its objectives. The program design aligns risk management with the Company’s vision and strategy and embeds it within the business management practices of the business groups.
Risk Culture
The Company has an internal culture that supports an effective risk management program. The elements of this risk culture include:
(i) acting with integrity,
(ii) understanding the impact of risk on customers,
(iii) embedding risk management into the business,
(iv) promoting full and transparent communications,
(v) collaboration, and
(vi) aligning of objectives and incentives.
Accountabilities
Accountability provides clear lines of responsibility and authority for risk acceptance and risk taking. The Risk Review Committee of SLF Inc.’s Board of Directors, composed of independent directors, has oversight responsibility for enterprise-wide risk management and ensures that management has appropriate and effective policies, operating guidelines and procedures in place to manage risk. Management is responsible for managing risks and for reporting on key risk issues to the committee on a regular basis.
KEY RISK PROCESSES
The Company has implemented a formal risk management program in each business segment. This program includes a process that applies qualitative and quantitative analysis of the risk exposures, with appropriate reporting to senior management and the Board of Directors. The results of this reporting are used to develop an annual enterprise-wide view of the most significant risks, which is reported to the Risk Review Committee.
Risk Identification
The Company has established a formal risk identification program whereby each business group identifies the current key risks that may impact its business. Exposures to these risks are assessed on a qualitative and quantitative basis. Risk control programs are documented and action plans are established for mitigating the exposure. The Company then identifies the key risks that may materially impact the organization as a whole. These risks are monitored by senior management and reported to the Risk Review Committee on an annual basis. Additional information on these risks is available in SLF Inc.’s 2005 AIF under the heading “Risk Factors”.
Business Practices Reviews
Sun Life Financial maintains an enterprise-wide policy on the “Management of Risk to Reputation”. In accordance with that policy, the Company reviews its business practices on an ongoing basis with regard to evolving and emerging business practices and standards, and legal and regulatory requirements.
RISK POLICIES
The Company has adopted worldwide consolidated risk management policies to provide a consistent approach to measurement, mitigation and control, and monitoring of risk exposures.
34   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
RISK MEASUREMENT

Market Risk Tolerance and Earnings-at-Risk
The Company has established market risk tolerance limits that set out the maximum target income sensitivity of its business groups to changes in interest rates and the equity and foreign exchange markets. These limits are based on the sensitivity of a one-year forward projection of income tested by business groups against a set of internally prescribed market shocks. Deviations from the applicable limits are reported to the Risk Review Committee.
The Company has also developed an Earnings-at-Risk measurement model, which analyzes capital market risks. The Earnings-at-Risk model also projects a distribution of possible deviations of earnings to further assist in risk management activities.
Sensitivity of Earnings
The following table sets out the sensitivity of the Company’s earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (Decrease)
($ millions)	in Earnings

Interest Rate Sensitivity*
1% Increase	37
1% Decrease	(118)
Equity Market Sensitivity**
10% Increase	108
10% Decrease	(123)

*	Represents a 100 basis point parallel shift in assumed interest rates across the entire yield curve.

**	Represents the percentage change in equity markets.
RISK CATEGORIES
The risks facing the Company can generally be classified into the following categories:

Risk Category	How Risk Is Managed

Market Risk Management Market Risk – the uncertainty in the valuation of assets and the cost of embedded options and guarantees arising from changes in equity markets and/or interest rates
•     The Company’s insurance liabilities are segmented according to major product type, with investment guidelines established for each segment

•     Exposure to capital markets is monitored and managed against established risk tolerance limits

•     Individual stock holdings are diversified by industry type and corporate entity

•     Real estate holdings are diversified by location and property type

•     Effects of large and sustained adverse market movement in real estate values are monitored through Dynamic Capital Adequacy Testing and other stress-testing techniques

•     Considerations are given to the use of derivatives and the Company’s policies regarding liquidity management and foreign exchange risks (see pages 38 to 43 in this MD&A under the heading “Financial Position and Liquidity”)

Interest Rate Risk – the risk of asset-liability mismatch resulting from interest rate volatility
•     Matching policy established for each portfolio of assets and associated liabilities to keep potential losses within acceptable limits

•     “Key rate duration” technique employed for interest-sensitive businesses (e.g. individual and group annuities) to examine duration gaps of assets, liabilities and off-balance sheet instruments at discrete points on the yield curve and to manage these gaps within specified tolerance limits

Credit Risk Management Credit Risk – the uncertainty surrounding the likelihood of default or credit downgrade
•     Credit risks associated with fixed income investments are managed by major business groups and the Company in aggregate using:

•     Detailed credit and underwriting policies
•     Specific diversification requirements
•     Comprehensive due diligence and ongoing credit analysis
•     Aggregate counterparty exposure limits
•     Monitoring against pre-established limits

•     Provisions for impaired assets are charged against the carrying value of the asset with additional allowances provided for in actuarial liabilities

Reinsurance Ceded Risk – the counterparty risk relating to externally reinsuring exposures	• Policy established to limit and monitor the level of reinsurance ceded to any single reinsurer or group of reinsurers and prevent ceding to companies which are poor credit risks

Sun Life Financial Inc. ■ sunlife.com   35

Management’s Discussion and Analysis

Risk Category	How Risk Is Managed

Insurance Risk Management
Product Design and Pricing Risk – the risk arising from inappropriate or inadequate product design and pricing, including deviations from the assumptions used in pricing products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, expenses, rates of policy termination, and taxes

•     Annual compliance assessment is performed by all business units against standards and guidelines for product design and pricing methods, pricing assumptions, profit margin objectives, required scenario analysis, documentation, internal peer review and pricing approval processes

•     Internal audit of business unit pricing processes is performed on a rotating basis

Mortality and Morbidity Risk – the risk of incurring higher than anticipated mortality and morbidity claim losses on any one policy or group of policies
•     Detailed uniform underwriting procedures have been established to determine the insurability of applicants and to manage exposure to large claims

•     Underwriting requirements are regularly scrutinized against industry guidelines

•     Group insurance policies are underwritten prior to initial issue and renewals, driven by risk selection, plan design and rating techniques

•     Risk policies approved by the Board of Directors include limits on the maximum amount of insurance that may be issued under one policy and the maximum amount that may be retained, varying by geographical region

•     Amounts in excess of limits are reinsured

Operational Risk Management
Legal, Regulatory and Market Conduct Risk Management – the risk associated with failure to comply with laws or to conduct business consistent with changing regulatory or public expectations

•     A strong compliance culture is promoted by setting the appropriate tone at the top with respect to compliance with laws and regulations

•     Worldwide compliance policies and framework established

•     Compliance and legal obligations are monitored at the corporate and business group levels

Operational Risk – the uncertainty arising from internal events caused by failures of people, process and technology as well as external events
•     Worldwide and business-specific policies and guidelines established

•     Comprehensive insurance program, including appropriate levels of self-insurance, is maintained to provide protection against potential losses

•     Environmental risk management program is maintained to help protect investment assets (primarily real estate, mortgage and structured finance portfolios) from losses due to environmental issues and to help ensure compliance with applicable laws

Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Executive Vice President and Chief Financial Officer (CFO), on a timely basis so that the appropriate decisions can be made regarding public disclosure.
As of December 31, 2005, an evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rule 13a-15 under the United States Securities and Exchange Act of 1934 and under Multilateral Instrument 52-109, was carried out under the supervision of and with the participation of management, including the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of these disclosure controls and procedures were effective.
Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and compliance with Canadian and U.S. generally accepted accounting principles in its financial statements.
In August 2005, the Company implemented controls and procedures in conjunction with a new general ledger system, and related financial systems. During the year, the Company has continued to review its controls in various financial and actuarial systems, and made corrections to the processes, data and computations where necessary. The impact of these changes was not material to the financial statements of the Company. Other than these changes, no other changes were made in the Company’s internal control over financial reporting during the year ended December 31, 2005, that have materially affected or are reasonably likely to materially affect its internal control over financial reporting.
36   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
Investments
The Company strives to ensure that all general fund investments are properly aligned with business objectives, including ensuring policyholder obligations are being met and that adequate liquidity is maintained at all times. The Risk Review Committee reviews and approves investment policies that contain prudent standards and procedures for the investment of the Company’s general fund assets. These policies include requirements, restrictions and limitations for interest rate, credit, equity market, real estate market, liquidity, concentration, currency and derivative risks. Compliance with these policies is monitored on a regular basis and reported annually to the Risk Review Committee.
INVESTMENT PROFILE
The Company invests the majority of its general funds in medium-to long-term fixed income instruments such as bonds and mortgages. The Company’s portfolio composition is conservative, with approximately 90% of the general funds in cash and fixed income investments as at December 31, 2005. While real estate and common stock comprised 3% and 4%, respectively, of the general funds portfolio, the majority of these assets, 68% and 66%, respectively, are related to the participating policyholders’ account. The performance of investments relating to participating policyholders is largely passed on to policyholders over time.
The Company had total consolidated general fund invested assets of $98.6 billion at December 31, 2005, compared to $96.9 billion at December 31, 2004. The increase was primarily due to the impact of growth in business during the year and a contribution of $1.6 billion from the CMG Asia acquisition, partially offset by the strengthening of the Canadian dollar against foreign currencies during 2005, which reduced assets by $2.6 billion.
The market value of the Company’s invested assets was $105.4 billion at December 31, 2005, up $2.6 billion from December 31, 2004. The increase was primarily due to organic business growth, the expansion from the CMG Asia acquisition and the favourable impact of changes in equity market levels on the valuation of stock holdings, partially offset by the effect of the strengthening of the Canadian dollar against foreign currencies during 2005.
Additional details on the Company’s investments are provided in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
INVESTMENTS

($ millions)	2005		2004*		2003*
	Carrying		Carrying		Carrying
	Value	% of Total	Value	% of Total	Value	% of Total

Bonds	66,154	67	64,496	67	66,090	68
Mortgages	14,561	15	13,862	14	13,601	14
Stocks	3,856	4	3,463	4	3,473	4
Real estate	3,241	3	3,148	3	3,067	3
Cash and equivalent investments	5,091	5	5,958	6	4,969	5
Policy loans and other invested assets	5,689	6	5,984	6	5,975	6

Total carrying value	98,592	100	96,911	100	97,175	100

Total market value	105,358		102,792		102,252

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
Bonds
The Company’s bond portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality and liquidity, while ensuring that the asset portfolio remains diversified and matched to liabilities by duration.
As at December 31, 2005, the Company held $16.5 billion of non-public bonds, which constituted 25% of the Company’s overall bond portfolio. Non-public bonds rated “A” or higher represented 60% of total non-public bonds, and non-public bonds rated “BBB” or higher represented 96% of total non-public bonds at December 31, 2005.

Sun Life Financial Inc. ■ sunlife.com 37

Management’s Discussion and Analysis
Corporate bonds represented 68% of the total carrying value of the bond holdings at December 31, 2005, compared to 63% at December 31, 2004. The increase reflects Sun Life Financial’s ongoing investment management practices whereby the mix of investment holdings is realigned periodically to reflect the ongoing evolution of the business activities of the company.
Mortgages
The Company’s mortgage portfolio is almost entirely comprised of first mortgages. While the Company generally requires a maximum loan-to-value ratio of 75%, it may invest in mortgages with a higher loan-to-value ratio in Canada if the mortgage is insured.
As at December 31, 2005, the mix of the Company’s mortgage portfolio was 75% commercial and 25% residential. Approximately 42% of mortgage loans mature by December 31, 2010. As part of its ongoing investment activities, the Company seeks to renew a significant proportion of its mortgages that continue to meet the Company’s investment criteria.
Stocks
The Company’s equity portfolio is diversified by country. As at December 31, 2005, $721 million, or 19%, of the Company’s equity portfolio consisted of Canadian issuers; $1.4 billion, or 37%, of U.S. issuers; $1.2 billion, or 31%, of U.K. issuers; and $513 million, or 13%, of issuers from other jurisdictions. Excluding the Company’s equity interest in CI Financial, no single issuer exceeded 2% of the portfolio at December 31, 2005.
Real Estate
Commercial office properties are the major component of the Company’s real estate portfolio, representing approximately 88% of real estate investments at December 31, 2005. Real estate investments are diversified by country, with 63% of the portfolio located in Canada, 27% in the United States of America and 10% in the United Kingdom at December 31, 2005.
IMPAIRED ASSETS
Total impaired assets, net of total specific and sectoral allowances, amounted to $181 million at December 31, 2005, comparable to the December 31, 2004 level. Impaired assets were primarily bonds in the U.S. transportation, utilities and consumer discretionary sectors. The net impaired ratio, defined as net impaired assets to total invested assets, was 0.18% at December 31, 2005, equal to the December 31, 2004 level.
In addition to specific and sectoral allowances reflected in the carrying value of invested assets, the Company had $2.4 billion for possible future asset defaults included in its actuarial liabilities as at December 31, 2005, compared with $2.2 billion in 2004.
The Company makes provisions for certain bonds and mortgages designated as impaired. In 2005, the Company had investment credit recoveries of $47 million on invested assets compared to provisions of $21 million in 2004.

($ millions)	2005	2004

As at December 31
Gross impaired assets	321	441
Specific allowance	119	165
Sectoral allowance	21	98

Net impaired assets	181	178

Net impaired ratio	0.18%	0.18%
For the Year Ended December 31
Provisions (recoveries) for impaired assets	(47)	21

DEFERRED NET REALIZED GAINS
Deferred net realized gains represent net gains on the sale of invested assets that have not yet been recognized in income. In accordance with Canadian generally accepted accounting principles for insurance companies, net realized gains on the sales of bonds and mortgages are deferred and amortized into future investment income on a constant yield basis over the remaining period to maturity. Net realized gains on the sale of stocks and real estate are deferred and amortized into future investment income at the quarterly rate of 5% and 3%, respectively, of the unamortized balance.
The Company had $3.9 billion in deferred net realized gains as at December 31, 2005, of which $3.0 billion represented net gains on invested assets backing actuarial liabilities and the balance represented net gains on invested assets backing capital. Gains on bonds and stocks collectively represented 85% of total deferred net realized gains as at December 31, 2005.
NET UNREALIZED GAINS
Net unrealized gains represent the difference between market value and carrying value of investments that are not recorded on the Company’s balance sheet other than with respect to stocks and real estate. Carrying values for stocks and real estate are determined on a moving average market method of accounting whereby a portion of unrealized gains or losses is included in the carrying value of investments. The related changes in unrealized gains and losses are credited to or charged against income.
The Company had $6.8 billion in net unrealized gains as at December 31, 2005 compared to $5.9 billion as at December 31, 2004. A significant portion of the net unrealized gains relate to invested assets backing actuarial liabilities. Additional information is provided in Notes 5 and 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Position and Liquidity
The Company maintains a strong financial position, with adequate liquidity to ensure it can meet its obligations.
PRINCIPAL SOURCES OF FUNDS
The Company’s primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs.
38   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
At December 31, 2005, the Company maintained cash, cash equivalents and short-term securities totalling $5.1 billion, of which 38% were held in relation to certain derivative strategies and bond repurchase agreements. The corresponding percentage was 32% at the end of 2004. In addition to providing for near-term funding commitments, cash, cash equivalents and short-term securities include amounts which support short-term liabilities.
Net cash, cash equivalents and short-term securities decreased by $867 million in 2005 primarily because of higher net cash used in investing activities, partly offset by cash generated from financing activities. Net cash used in investing activities was higher primarily due to a net increase in the level of investments in long-term assets compared to a year ago and the acquisition of CMG Asia this year. Financing activities mainly reflected the proceeds from the issuances of $725 million of preferred shares and $600 million of fixed/floating debentures during 2005.
CASH FLOW

($ millions )	2005	2004 *	2003 *

Net cash provided by operating activities**	2,481	3,225	3,242
Net cash provided by (used in) financing activities	290	(1,102)	(1,204)
Net cash provided by (used in) investing activities	(3,678)	(1,460)	(2,564)
Changes due to fluctuations in exchange rates	(101)	(90)	(455)

Increase (decrease) in cash and cash equivalents	(1,008)	573	(981)
Cash and cash equivalents, beginning of period	3,748	3,175	4,156

Cash and cash equivalents, end of period	2,740	3,748	3,175
Short-term securities, end of period	2,351	2,210	1,794

Cash, cash equivalents and short-term securities, end of period	5,091	5,958	4,969

*	Certain comparative figures have been restated to conform with the presentation adopted in 2005 as described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.

**	Includes net cash provided by discontinued operations.
LIQUIDITY
The Company generally maintains a conservative liquidity position that exceeds all the liabilities payable on demand. To strengthen its liquidity further, the Company actively manages and monitors its:
•	capital levels,
•	asset levels,
•	matching position,
•	diversification and credit quality of its investments, and
•	cash forecasts and actual amounts against established targets.
In addition, the Company maintains standby credit facilities with a variety of banks. The agreements relating to the Company’s debt, letters of credit, and lines of credit contain typical covenants regarding solvency, credit ratings and other such matters.
The Company is subject to various regulations in the jurisdictions in which it operates. The ability of SLF Inc.’s subsidiaries to pay dividends and transfer funds is regulated in certain jurisdictions and may require local regulatory approvals and the satisfaction of specific conditions in certain circumstances. Through effective cash management and capital planning, SLF Inc. ensures that its subsidiaries, as a whole and on a stand-alone basis, are properly funded and maintain adequate liquidity to meet obligations, both individually and in aggregate.
Based on the Company’s historical cash flows and current strong financial performance, management believes that the cash flow from the Company’s operating activities will continue to provide sufficient liquidity for the Company to satisfy debt service obligations and to pay other expenses.
CAPITAL STRUCTURE
As at December 31, 2005, the Company’s capital consisted of common shares and preferred shares issued by SLF Inc., and subordinated debentures issued by Sun Life Assurance and Sun Canada Financial Co.
For Canadian regulatory purposes, the Company’s capital also included Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust (SLCT) and cumulative capital securities issued by a subsidiary of Sun Life Assurance. The Company deconsolidated the SLEECS and cumulative capital securities in 2005 as a result of certain changes in accounting policies described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements.
As at December 31, 2005, shareholders’ equity, including SLF Inc.’s preferred share capital, was $15.5 billion, up $1.1 billion from the December 31, 2004 level. The increase was primarily due to shareholders’ net income of $1.9 billion and the net issuance of $712 million in preferred shares, partially reduced by net share repurchases of $544 million and payment of shareholder dividends of $605 million. There were additional reductions of $380 million due to the strengthening of the Canadian dollar against foreign currencies and $22 million from the adjustment of foreign exchange gains as described in Note 22 to the SLF Inc. 2005 Consolidated Financial Statements.
The number of SLF Inc. common shares outstanding as at December 31, 2005 decreased by approximately 10 million to 582 million as a result of SLF Inc.’s share repurchase program, through which approximately 13.2 million common shares were repurchased and cancelled in 2005. This reduction was partly offset by new shares issued for the exercise of stock options.
SLF Inc. granted stock options to certain employees and directors, which may be exercised at the closing price of the common shares on the trading day preceding the grant date.
As at January 31, 2006, 581,788,975 common shares of SLF Inc. and 9,983,563 options to acquire SLF Inc. common shares were outstanding.
Sun Life Financial Inc. ■ sunlife.com   39

Management’s Discussion and Analysis
On January 13, 2006, SLF Inc. issued $250 million of Class A Non-Cumulative Preferred Shares Series 3, yielding 4.45% annually.
On July 15, 2005, SLF Inc. issued $325 million of Class A Non-Cumulative Preferred Shares Series 2, yielding 4.80% annually.
On February 25, 2005, SLF Inc. issued $400 million of Class A Non-Cumulative Preferred Shares Series 1, yielding 4.75% annually.
On June 30, 2005, Sun Life Assurance redeemed all of its outstanding Non-Cumulative Redeemable Class E Preferred Shares, Series 1, carrying a dividend yield of 6.50%.
Effective January 1, 2005, the change in accounting guidelines described in Note 2 to SLF Inc.’s 2005 Consolidated Financial Statements led to the deconsolidation of SLCT. As a result, SLF Inc. deconsolidated $1,150 million of non-controlling interest in subsidiaries and recorded $1,200 million of senior debentures payable to SLCT in other liabilities. Details of the senior debentures issued are outlined in Note 11 to SLF Inc.’s 2005 Consolidated Financial Statements. Prior years’ financial statements have been restated to reflect retroactive application of this change in accounting guidelines.
At December 31, 2005, the Company’s long-term debt consisted of: (i) cumulative capital securities of $699 million, which were issued in U.S. dollars with no scheduled maturity date, (ii) $1.8 billion of debentures issued in Canadian dollars with maturities between 2015 and 2035, and (iii) subordinated notes of $207 million issued in U.S. dollars with maturities between 2007 and 2015.
Sun Life Financial’s debt-to-total capital ratio, including the SLEECS and preferred shares issued by SLF Inc. and Sun Life Assurance as part of debt, increased to 21.3% as at December 31, 2005, from 19.5% at December 31, 2004.
Total Debt-to-Total Capital Ratio*

*	Total debt includes SLEECS and preferred shares.
SHAREHOLDER DIVIDENDS
SLF Inc. increased its quarterly common shareholder dividend to $0.24 per share in the first quarter of 2005 and to $0.255 per share in the third quarter of 2005. Total common shareholder dividends paid in 2005 were $0.99 per share, up 15% from $0.86 in 2004. On February 9, 2006, the Board of Directors approved an additional 7.8% increase in quarterly dividends on SLF Inc.’s common shares to $0.275 per share. SLF Inc.’s dividend policy is reviewed periodically by the Board of Directors, and is dependent upon the Company’s earnings, financial condition and capital requirements.
On February 9, 2006, the Board of Directors approved an increase in the target dividend payout ratio from 25% to 35% to 30% to 40%.

Dividends per Common Share($)	Dividend Payout Ratio*

*	Represents common shareholder dividends to shareholders’ operating net income ratio.
CAPITAL ADEQUACY
The Company has a policy designed to ensure that adequate capital is maintained to provide flexibility necessary to take advantage of growth opportunities and to support the risk associated with its subsidiaries businesses. The approach to managing capital has been developed to ensure that an appropriate balance is maintained between the internal assessment of capital required and the requirements of regulators and rating agencies. The Company’s capital base is structured to maximize the level of permanent capital while maintaining a cost efficient structure at the desired leverage ratio. Capital is managed on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
In July 2005, OSFI issued guidelines regarding capital framework for regulated insurance holding companies and non-operating life companies (collectively, Insurance Holding Companies). These guidelines apply to SLF Inc. Under these guidelines, Insurance Holding Companies and certain of their significant life insurance company subsidiaries will not be subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. The new guidelines do not establish minimum or targeted capital requirements for Insurance Holding Companies. As an Insurance Holding Company, SLF Inc. will be expected to manage its capital in a manner commensurate with its risk profile and control environment.
For the purposes of determining available capital, an Insurance Holding Company will deduct the capital of its significant foreign life subsidiaries and then add back any excess capital or deduct any capital deficit of such subsidiaries, based upon the capital adequacy rules of the jurisdictions in which these subsidiaries operate. For purposes of determining required capital under the new capital risk metrics, the risk component factors for significant foreign life subsidiaries are not included in the Insurance Holding Company’s total capital required. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks. SLF Inc. was well above its internal minimum capital levels at December 31, 2005.
40   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
Significant foreign life subsidiaries that are not subject to the MCCSR rules are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. The Company expects that its principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.) will be qualified as a significant foreign life subsidiary.
Sun Life Assurance continues to be subject to the MCCSR required capital for a life insurance company in Canada. OSFI generally expects life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2005 well exceeded the levels that would require any regulatory or corrective action. Additional details concerning the calculation of available capital and MCCSR are included in the 2005 AIF of SLF Inc. under the heading “Regulatory Matters”.
Sun Life Assurance Company of Canada (U.S.) is subject to the risk-based capital rules issued by the National Association of Insurance Commissioners (NAIC). The NAIC generally expects insurance companies to maintain 200% of minimum risk-based capital. Sun Life Assurance Company of Canada (U.S.)’s risk-based capital was well above the minimum level as at December 31, 2005. In addition, other foreign operations and foreign subsidiaries of SLF Inc. must comply with local capital requirements in the jurisdictions in which they operate. These foreign operations and subsidiaries all maintained capital levels well above the minimum local requirements as at December 31, 2005.
MCCSR Ratio* – Sun Life Assurance

*	Prior periods have been adjusted for comparative purposes.
OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, the Company is engaged in a variety of financial arrangements. The principal purposes of these arrangements are to:
•	earn management fees and additional spread on a matched book of business,
•	hedge and match the Company’s liabilities, and reduce risks associated with currency, interest rate and stock market fluctuations,
•	reproduce permissible investments, and
•	reduce financing costs.
While most of these activities are reflected on the Company’s balance sheet with respect to assets and liabilities, certain of them are either not recorded or are recorded on the Company’s balance sheet in amounts that differ from the full contract or notional amounts.
The types of off-balance sheet activities the Company undertakes primarily include:
•	asset securitizations,
•	securities lending, and
•	financial derivatives.
Asset Securitizations
The Company engages in asset securitization activities primarily to earn origination and/or management fees by leveraging its investment expertise to source and manage assets for investors. The Company sells mortgage and/or bond assets to a non-consolidated special purpose entity (SPE), which may also purchase investment assets from third parties. The SPE funds the asset purchase by selling securities to investors. As part of the SPE arrangement, the Company may subscribe to a subordinated investment interest in the issued securities. The Company is generally retained to manage the assets in the SPE on a fee-for-service basis. All of the asset securitization transactions undertaken by the Company are structured on a non-recourse basis so that the Company has no exposure to the default risks associated with the assets in the SPEs other than through any retained interests held by the Company.
The following table summarizes the Company’s asset securitization program. Additional information is available in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.

($ millions)	2005	2004

As at December 31
Securitized assets under management	2,829	3,178
The Company’s retained interests	117	138
For the year ended December 31
Cash flow received on retained interests and servicing fees	33	57
Proceeds from sale of company assets through securitization including pre-tax gains	–	179

Securities Lending
The Company lends securities in its investment portfolio to other institutions to generate additional fee income. The Company conducts its program only with well-established, reputable banking institutions that carry a minimum credit rating of “AA”. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency, in securities lending transactions. Additional information on securities lending is available in Note 6 to SLF Inc.’s 2005 Consolidated Financial Statements.
Financial Derivatives and Risk Mitigation
The Company uses derivative instruments to manage risks related to interest rate, equity market and currency fluctuations and in replication strategies to reproduce permissible investments. The Company does not engage in speculative investment in derivatives. The primary uses of derivatives are summarized in the table below.
Sun Life Financial Inc. ■ sunlife.com   41

Management’s Discussion and Analysis

Products/Application	Use of Derivative	Derivative Used

U.S. universal life contracts, certain Canadian group annuity contracts containing minimum interest rate guarantees, and U.K. unit-linked pension products with guaranteed annuity rate options	To limit potential financial losses from significant reductions in asset earned rates relative to contract guarantees	Interest rate options and swaps

Interest rate exposure in relation to asset-liability management	To manage the sensitivity of the duration gap between assets, liabilities and off-balance sheet instruments to interest rate changes	Interest rate swaps and options

U.S. variable annuities and reinsurance on variable annuity guarantees offered by other insurance companies	To manage the exposure to product guarantees sensitive to movement in equity market levels	Put options on equity index; futures on equity indices and on interest rates

U.S. equity-indexed annuities	To manage the exposure to product guarantees related to equity market performance	Equity-indexed futures and options

U.K. With Profit Fund	To protect the fund from the impact of a significant fall in the U.K. equity market below a predetermined level	Collar option on equity index maturing in 2006 and put options on equity index maturing in 2007

Currency exposure in relation to asset-liability management	To reduce the sensitivity to currency fluctuations by matching the value and cash flows of specific assets denominated in one currency with the value and cash flows of the corresponding liabilities denominated in another currency	Currency swaps and forwards

The Company generally enters into derivative transactions with counterparties with “AA” credit ratings or better. Where a counterparty’s rating is downgraded to below this level, the Company has credit support arrangements in place which require additional collateral.
The values of the Company’s derivative instruments are summarized in the following table.

($ millions)	2005	2004

As at December 31
Net fair value	1,195	1,080
Total notional amount	38,364	30,217
Credit equivalent amount	2,463	2,480
Risk-weighted credit equivalent amount	53	59

The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.
Total notional amount increased to $38.4 billion at December 31, 2005, from $30.2 billion at the end of 2004, primarily due to the increased use of derivatives to manage equity and currency risks. The net fair value, which represents the unrealized gains, net of unrealized losses, of all derivative financial instruments, grew to $1.2 billion from $1.1 billion year over year. The increase primarily reflected changes in market conditions affecting the valuation of the derivative instruments.
As the regulator of the Canadian insurance industry, OSFI provides guidelines to quantify the use of derivatives. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
As at December 31, 2005, the credit equivalent amounts for interest rate contracts, foreign exchange contracts, and equity and other contracts were $361 million, $980 million and $1,122 million, respectively. The corresponding risk-weighted credit equivalent amounts were $9 million, $21 million and $23 million, respectively.
Additional details in respect of derivatives are described in Notes 1, 6 and 7 of SLF Inc.’s 2005 Consolidated Financial Statements.
42   Sun Life Financial Inc. ■ Annual Report 2005

Management’s Discussion and Analysis
COMMITMENTS, GUARANTEES, CONTINGENCIES AND REINSURANCE MATTERS
In the normal course of business, the Company enters into leasing agreements, outsourcing arrangements, and agreements involving indemnities to third parties. The Company is also engaged in arbitration proceedings in the U.S. and U.K. with certain companies that have contracts to provide reinsurance to the Company. Details regarding the Company’s commitments, guarantees and contingencies are summarized in Note 20 of SLF Inc.’s 2005 Consolidated Financial Statements.
Outsourcing Agreements
The Company enters into long-term outsourcing contracts from time to time to allow the Company to focus on its core business, enhance customer services and reduce operating costs and risks. Its material long-term outsourcing contracts are described below.
In January 2002, the Company signed an outsourcing contract with Marlborough Stirling Group, a U.K. based software and service provider, to outsource the administration of the Company’s closed block of U.K. individual life and pension business until 2009. In May 2005, Vertex Data Science Limited, a subsidiary of United Utilities PLC, purchased all the outstanding shares of Marlborough Stirling Group. The existing outsourcing contract with SLF U.K. remained in place after this change in control. The value of the main contract is estimated at approximately $312 million over its term. Future contract payments are estimated to be approximately $31 million in 2006 and $62 million for the remaining period of the contract.
In 2002, the Company entered into a seven-year outsourcing contract with IBM Canada Limited (IBM), under which IBM provides a wide range of technology services to the Company. The value of this contract is estimated to be approximately $270 million over its life. The future payments to IBM, based on currently anticipated usage levels, are estimated to be approximately $36 million a year for the remaining term of this contract.
CONTRACTUAL OBLIGATIONS

	Payments Due by Period
($ millions)	Total	Within 1 Year	1–3 Years	4–5 Years	Over 5 Years

Long-term debt	3,905	—	32		3,873
Operating leases	452	103	149	82	118
Credit-related arrangements
Contractual commitments	2,166	1,472	694	—	—
Letters of credit	209	209	—	—	—
General fund policyholder liabilities*	174,231	12,378	14,731	12,946	134,176

Total contractual obligations	180,963	14,162	15,606	13,028	138,167

*	General fund policyholder liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums and fees on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of policy liabilities. These amounts are undiscounted and do not reflect recoveries from reinsurance agreements. The actuarial and other policy liabilities amounts included in the 2005 SLF Inc. Consolidated Financial Statements are based on the present value of the estimated cash flows and are net of reinsured amounts. Due to the use of assumptions, actual cash flows will differ from these estimates.
Legal and Regulatory Proceedings
SLF Inc. and certain of its subsidiaries or their properties are subject to various legal actions in the ordinary course of business. A description of such proceedings is presented in Note 20 to SLF Inc.’s 2005 Consolidated Financial Statements. SLF Inc. cannot predict the outcome of these actions.
Sun Life Financial Inc. ■ sunlife.com   43

CONSOLIDATED FINANCIAL STATEMENTS
Financial Reporting Responsibilities
Management is responsible for preparing the consolidated financial statements. This responsibility includes selecting appropriate accounting policies and making estimates and other judgments consistent with Canadian generally accepted accounting principles. It also includes ensuring the use of appropriate accounting policies and estimates in the disclosure of the information which was prepared following accounting principles generally accepted in the United States of America. The financial information presented elsewhere in the annual report to shareholders is consistent with these statements.
The Board of Directors (Board) oversees management’s responsibilities for financial reporting. An Audit and Conduct Review Committee of non-management directors is appointed by the Board to review the consolidated financial statements and report to the directors prior to their approval of the consolidated financial statements for issuance to shareholders.
Management is also responsible for maintaining systems of internal control that provide reasonable assurance that financial information is reliable, that all financial transactions are properly authorized, that assets are safeguarded, and that Sun Life Financial Inc. and its subsidiaries, collectively referred to as “the Company”, adhere to legislative and regulatory requirements. These systems include the communication of policies and the Company’s Code of Business Conduct throughout the organization. Internal controls are reviewed and evaluated by the Company’s internal auditors.
The Audit and Conduct Review Committee also conducts such review and inquiry of management and the internal and external auditors as it deems necessary towards establishing that the Company is employing appropriate systems of internal control, is adhering to legislative and regulatory requirements and is applying the Company’s Code of Business Conduct. Both the internal and external auditors and the Appointed Actuary have full and unrestricted access to the Audit and Conduct Review Committee, with and without the presence of management.
The Office of the Superintendent of Financial Institutions, Canada conducts periodic examinations of the Company. These examinations are designed to evaluate compliance with provisions of the Insurance Companies Act of Canada and to ensure that the interests of policyholders, depositors and the public are safeguarded. The Company’s foreign operations and foreign subsidiaries are examined by regulators in their local jurisdictions.
The Appointed Actuary, who is a member of management, is appointed by the Board to discharge the various actuarial responsibilities required under the Insurance Companies Act of Canada, and conducts the valuation of the Company’s actuarial liabilities. The role of the Appointed Actuary is described in more detail in Note 10 on page 69. The report of the Appointed Actuary appears on page 93.
The Company’s external auditors, Deloitte & Touche LLP, Chartered Accountants, conduct an independent examination of the financial statements and meet separately with both management and the Audit and Conduct Review Committee to discuss the results of their examination. The auditors’ report to the shareholders appears on page 93.
Donald A. Stewart
Chief Executive Officer
Paul W. Derksen
Executive Vice-President and Chief Financial Officer
Toronto, February 13, 2006
44      Sun Life Financial Inc. ■ Annual Report 2005

Consolidated Financial Statements
Consolidated Statements of Operations

Years ended December 31 (in millions of Canadian dollars, except for per share amounts)		2005	2004	*	2003	*

Revenue
Premium income:
Annuities		$4,556	$4,588		$4,805
Life insurance		5,683	5,948		6,325
Health insurance		2,701	2,367		2,413

		12,940	12,903		13,543
Net investment income (Note 6)		6,079	5,924		5,703
Fee income		2,899	2,903		2,810

		21,918	21,730		22,056

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		5,922	5,726		6,050
Annuity payments		1,473	1,495		1,567
Death and disability benefits		2,397	2,458		2,488
Health benefits		1,885	1,737		1,696
Policyholder dividends and interest on claims and deposits		1,125	1,116		1,125

		12,802	12,532		12,926
Net transfers to segregated funds		704	582		544
Increase in actuarial liabilities (Note 10)		872	1,425		1,510
Commissions		1,726	1,916		1,848
Operating expenses (Note 16)		2,921	2,831		3,088
Premium taxes		190	182		171
Interest expense (Notes 11, 12 and 13)		273	278		292

		19,488	19,746		20,379

Income before Income Taxes and Non-controlling Interests		2,430	1,984		1,677
Income taxes expense (Note 19)		531	263		357
Non-controlling interests in net income of subsidiaries (Note 14)		23	28		14

Total Net Income		1,876	1,693		1,306
Less: Participating policyholders’ net income (loss)		9	13		(1)

Shareholders’ Net Income		1,867	1,680		1,307
Less: Preferred shareholder dividends		24	—		—

Common Shareholders’ Net Income		$1,843	$1,680		$1,307

Average exchange rates:
	U.S. Dollars	1.21	1.30		1.40
	U.K. Pounds	2.21	2.38		2.29

*	As restated for adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities (Note 2).

Earnings per share (Note 17)
Basic	$3.14	$2.81	$2.15
Diluted	$3.12	$2.79	$2.15

Weighted average shares outstanding in millions (Note 17)
Basic	587	599	608
Diluted	590	602	608
The attached notes form part of these consolidated financial statements.
Sun Life Financial Inc. ■ sunlife.com      45

Consolidated Financial Statements
Consolidated Balance Sheets

As at December 31 (in millions of Canadian dollars)		2005	2004	*

Assets
Bonds (Note 6)		$66,154	$64,496
Mortgages (Note 6)		14,561	13,862
Stocks (Note 6)		3,856	3,463
Real estate (Note 6)		3,241	3,148
Cash, cash equivalents and short-term securities		5,091	5,958
Policy loans and other invested assets		5,689	5,984

Invested assets		98,592	96,911
Goodwill (Note 8)		5,963	5,471
Intangible assets (Note 8)		801	751
Other assets (Note 9)		5,510	4,670

Total general fund assets		$110,866	$107,803

Segregated funds net assets		$60,984	$56,564

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 10)		$77,489	$76,056
Amounts on deposit		3,382	3,144
Deferred net realized gains (Note 6)		3,859	3,466
Senior debentures (Note 11)		2,492	1,920
Other liabilities (Note 12)		6,592	7,152

Total general fund liabilities		93,814	91,738
Subordinated debt (Note 13)		1,456	1,462
Non-controlling interests in subsidiaries (Note 14)		50	188
Total equity		15,546	14,415

Total general fund liabilities and equity		$110,866	$107,803

Segregated funds contract liabilities		$60,984	$56,564

December 31 exchange rates:
	U.S. Dollars	1.17	1.20
	U.K. Pounds	2.00	2.32

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.

Approved on behalf of the Board of Directors,
Donald A. Stewart
Chief Executive Officer
Krystyna T. Hoeg
Director
46      Sun Life Financial Inc. ■ Annual Report 2005

Consolidated Financial Statements
Consolidated Statements of Equity

	Participating
Years ended December 31 (in millions of Canadian dollars)	Policyholders	Shareholders	2005	2004 *	2003 *

Preferred Shares
Balance, beginning of year	$—	$—	$—	$—	$—
Preferred shares issued (Note 15)	—	725	725	—	—
Issuance costs, net of taxes (Note 15)	—	(13)	(13)	—	—

Balance, end of year	—	712	712	—	—

Common Shares
Balance, beginning of year	—	7,238	7,238	7,289	7,420
Common shares issued, net of issuance costs, as consideration for business acquisition (Notes 3 and 15)	—	—	—	—	63
Stock options exercised (Note 18)	—	99	99	75	28
Common shares purchased for cancellation (Note 15)	—	(164)	(164)	(126)	(222)

Balance, end of year	—	7,173	7,173	7,238	7,289

Contributed Surplus
Balance, beginning of year	—	70	70	76	57
Stock-based compensation (Note 18)	—	17	17	11	26
Stock options exercised (Notes 15 and 18)	—	(21)	(21)	(17)	(7)

Balance, end of year	—	66	66	70	76

Retained Earnings
Balance, beginning of year, as previously reported	85	8,116	8,201	7,284	6,694
Adjustment for change in accounting policy (Note 2)	—	3	3	4	6

Balance, beginning of year, as restated	85	8,119	8,204	7,288	6,700
Net income	9	1,867	1,876	1,693	1,306
Dividends on common shares	—	(581)	(581)	(515)	(413)
Dividends on preferred shares	—	(24)	(24)	—	—
Common shares purchased for cancellation (Note 15)	—	(380)	(380)	(262)	(305)

Balance, end of year	94	9,001	9,095	8,204	7,288

Currency Translation Account
Balance, beginning of year	(8)	(1,089)	(1,097)	(673)	738
Net adjustment for foreign exchange gain (Note 22)	—	(22)	(22)	—	—
Changes for the year	(1)	(380)	(381)	(424)	(1,411)

Balance, end of year	(9)	(1,491)	(1,500)	(1,097)	(673)

Total equity	$85	$15,461	$15,546	$14,415	$13,980

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.
Sun Life Financial Inc. ■ sunlife.com      47

Consolidated Financial Statements
Consolidated Statements of Cash Flows

Years ended December 31 (in millions of Canadian dollars)	2005	2004 *	2003 *

Cash Flows Provided by (Used in) Operating Activities
Total net income	$1,876	$1,693	$1,306
Items not affecting cash:
Increase in actuarial and other policy-related liabilities	802	1,205	1,430
Amortization of:
Net deferred realized and unrealized gains on investments	(632)	(498)	(356)
Deferred acquisition costs and intangible assets	160	201	258
Loss on sale of equity investment (Note 3)	43	–	–
(Gain) loss on foreign exchange (Note 22)	(74)	–	–
Future income taxes	77	232	61
Provisions for losses on investments	(47)	21	113
Stock-based compensation (Note 18)	68	41	41
Other changes in other assets and liabilities	263	349	195
New mutual fund business acquisition costs capitalized	(92)	(84)	(152)
Redemption fees of mutual funds	37	65	73

Net cash provided by operating activities	2,481	3,225	2,969

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds	516	10	(96)
Issuance of preferred shares (Note 15)	725	–	–
Payments to underwriters (Note 15)	(20)	–	–
Redemption of subordinated debt (Note 13)	–	(267)	(189)
Issuance of common shares on exercise of stock options (Note 15)	78	58	21
Common shares purchased for cancellation (Note 15)	(544)	(388)	(527)
Dividends paid on common shares	(450)	(515)	(413)
Dividends paid on preferred shares	(15)	–	–

Net cash provided by (used in) financing activities	290	(1,102)	(1,204)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of:
Bonds	28,290	35,484	39,138
Mortgages	1,912	2,529	3,128
Stocks	1,891	1,422	1,416
Real estate	243	233	131
Purchases of:
Bonds	(30,640)	(35,834)	(43,323)
Mortgages	(2,774)	(3,111)	(2,673)
Stocks	(1,736)	(1,374)	(1,267)
Real estate	(294)	(274)	(191)
Policy loans	(77)	(33)	(68)
Short-term securities	(58)	(454)	1,095
Other investments	52	(48)	316
Acquisitions, net of cash acquired (Note 3)	(467)	–	(266)
Disposal, net of cash disposed of (Note 3)	130	–	–
Redemption of preferred shares of subsidiary (Note 14)	(150)	–	–

Net cash used in investing activities	(3,678)	(1,460)	(2,564)

Net cash provided by discontinued operations	–	–	273

Changes due to fluctuations in exchange rates	(101)	(90)	(455)

Increase (decrease) in cash and cash equivalents	(1,008)	573	(981)
Cash and cash equivalents, beginning of year	3,748	3,175	4,156

Cash and cash equivalents, end of year	2,740	3,748	3,175
Short-term securities, end of year	2,351	2,210	1,794

Cash, cash equivalents and short-term securities, end of year	$5,091	$5,958	$4,969

Supplementary Information
Cash and cash equivalents:
Cash	$506	$384	$486
Cash equivalents	2,234	3,364	2,689

	$2,740	$3,748	$3,175

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$268	$280	$290

Income taxes, net of refunds	$304	$265	$149

*	As restated for adoption of AcG 15 (Note 2).
The attached notes form part of these consolidated financial statements.
Sun Life Financial Inc. ■ sunlife.com      48

Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

Years ended December 31 (in millions of Canadian dollars)	2005	2004	2003

Additions to Segregated Funds
Deposits:
Annuities	$6,788	$5,928	$5,624
Life insurance	417	1,217	344

	7,205	7,145	5,968
Net transfers from general funds	704	582	544
Net realized and unrealized gains	3,971	3,804	6,456
Other investment income	1,826	1,500	1,411

	13,706	13,031	14,379

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	7,219	8,050	6,776
Management fees	664	622	556
Taxes and other expenses	163	120	167
Effect of changes in currency exchange rates	1,772	1,761	5,549

	9,818	10,553	13,048

Net additions to segregated funds for the year	3,888	2,478	1,331
Acquisition (Note 3)	532	—	—
Segregated funds net assets, beginning of year	56,564	54,086	52,755

Segregated funds net assets, end of year	$60,984	$56,564	$54,086

Consolidated Statements of Segregated Funds Net Assets

As at December 31 (in millions of Canadian dollars)	2005	2004

Assets
Segregated and mutual fund units	$48,358	$43,589
Stocks	7,262	7,082
Bonds	5,208	5,600
Cash, cash equivalents and short-term securities	945	961
Real estate	168	159
Mortgages	49	61
Other assets	1,289	716

	63,279	58,168

Liabilities	2,295	1,604

Net assets attributable to segregated funds policyholders	$60,984	$56,564

The attached notes form part of these consolidated financial statements.
Sun Life Financial Inc. ■ sunlife.com      49

Notes to the Consolidated Financial Statements
(Amounts in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Accounting Policies
DESCRIPTION OF BUSINESS
Sun Life Financial Inc. is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to a newly incorporated subsidiary of Sun Life Financial Inc., Sun Life Financial Corp. Both Sun Life Financial Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions, Canada (OSFI). Sun Life Financial Inc. and all its subsidiaries are collectively referred to as “Sun Life Financial” or “the Company”. The Company is an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through its operations in Canada, the United States, the United Kingdom and Asia. The Company also operates mutual fund and investment management businesses, primarily in Canada, the United States and Asia.
BASIS OF PRESENTATION
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP).
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect:
•	the reported amounts of assets and liabilities at the date of the financial statements,

•	the disclosure of contingent assets and liabilities at the date of the financial statements, and

•	the reported amounts of revenues, policy benefits and expenses during the reporting period.
Actual results could differ from those estimates.
A reconciliation of the impact on assets, liabilities, equity, comprehensive income and net income arising from differences between Canadian and U.S. GAAP is provided in Note 23.
The significant accounting policies used in the preparation of these consolidated financial statements are summarized below.
BASIS OF CONSOLIDATION
The consolidated financial statements reflect the accounts of the Company, including life insurance and non-life insurance subsidiaries. Significant intercompany balances and transactions have been eliminated. The purchase method is used to account for subsidiaries with the difference between the acquisition cost of a subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. Operating results of the subsidiaries are included in the consolidated statements of operations from the dates of their acquisition. The equity method is used to account for other entities over which the Company is able to exercise significant influence. These investments are reported in other invested assets in the consolidated balance sheets with the Company’s share of earnings reported in net investment income in the consolidated statements of operations. The proportionate consolidation method is used to account for investments in which the Company exercises joint control resulting in the consolidation of a proportionate share of assets, liabilities, income and expenses.
BONDS AND MORTGAGES
Bonds and mortgages are carried at amortized cost, net of allowances for losses.
A bond or mortgage is classified as impaired where payment is 90 days past due, foreclosure or power of sale procedures have started or other circumstances warrant. Regular reviews are performed on portfolios during which management considers various factors to identify invested assets of potential concern. Consideration is given to general economic and business conditions, industry trends, specific developments with regard to security issuers and current market valuations. When an asset is classified as impaired, allowances for losses are established to adjust the carrying value of the asset to its net recoverable amount. Interest is no longer accrued and previous interest accruals are reversed. Allowances for losses, and write-offs of specific investments net of recoveries, are charged against net investment income. Once the conditions causing the impairment improve and future payments are reasonably assured, allowances are reduced and the invested asset is no longer classified as impaired. Sectoral allowances are also established for classes of assets when there is concern about the ultimate collection of principal or interest. The Company’s actuarial liabilities include additional provisions for possible future asset losses.
Realized gains and losses on the sales of bonds and mortgages are deferred and amortized into net investment income on a constant yield basis over the remaining period to maturity.
STOCKS
Stocks are originally recorded at cost and the carrying value is adjusted towards fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales of stocks are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the aggregate value of the stock portfolio.
REAL ESTATE
Real estate includes real estate held for investment and real estate held for sale.
50      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
Real estate held for investment: Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter.
Market value is determined for each property by qualified appraisers. Appraisals are obtained annually for high value properties and at least once every three years for other properties. The Company monitors the values of these properties to determine that, in aggregate, the carrying values used are not in excess of market values and records a write-down for any other than temporary decline in the value of the portfolio.
Real estate held for sale: Properties held for sale are usually acquired through foreclosure. They are measured at fair value less the cost to sell. When the amount at which the foreclosed assets are initially measured is different from the carrying amount of the loan, a gain or loss is recorded at the time of foreclosure.
DERIVATIVE FINANCIAL INSTRUMENTS
The Company’s derivative instruments include swaps, options, financial futures and forward contracts and are used to manage risks or to replicate the exposures associated with interest rate, currency and equity market fluctuations. The Company’s monitoring policies are described in Note 7. The accounting policies for the various types of derivative instruments used by the Company are described below.
Most of the Company’s derivatives are used as part of a portfolio of assets to match actuarial liabilities as to duration and amounts. The most significant of these are interest rate swaps and options. The accounting for these instruments is at amortized cost, consistent with other fixed term portfolio investments. The net receivable or payable on the interest rate swaps is accrued to other assets or other liabilities with the net spread of the swaps recorded to net investment income. Realized gains or losses associated with these derivatives are deferred and amortized to net investment income. Premiums paid for interest rate options are deferred in other invested assets and amortized to net investment income over the term of the options.
Many of the foreign currency swaps and forwards are used in combination with other investments to generate a specific investment return. These are accounted for at amortized cost. The net payable or receivable on currency swaps is included in other assets or other liabilities with the net spread of the swaps recorded to net investment income. Any realized gains and losses resulting from the termination of these derivative instruments are deferred and amortized into income on a basis consistent with the foreign currency investments with which the swaps and forwards are combined.
Certain of the equity futures, options and swaps are held for investment purposes. The accounting policy for these investments is the same as that for stocks.
Several derivative instruments are used for hedging specific risk exposures and are either accounted for using hedge accounting or are reported at their fair values on the balance sheet with changes in fair value reported in income. The derivatives that are accounted for using hedge accounting are documented at inception and effectiveness is assessed on a quarterly basis. The Company uses currency swaps and forwards to reduce foreign exchange fluctuations associated with certain foreign currency investment financing activities and investments in subsidiaries. The accounting for these contracts is consistent with the underlying investment. Changes in exchange gains or losses on these currency swaps and forwards are included in other assets or other liabilities and the currency translation account in equity, offsetting the respective exchange gains or losses arising from the conversion of the underlying investment. If the hedging relationship is terminated, amounts deferred in the currency translation account in equity continue to be deferred until there is a reduction in the Company’s net investment in the hedged foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation. Equity forwards and swaps are used to hedge the variability in the cash flows associated with certain stock-based compensation plans described in Note 18. Certain equity forwards are accounted for using hedge accounting. A portion of the fair value of these forwards is recorded in other assets or other liabilities with the change in fair value reported in operating expenses, consistent with the accounting for the stock-based compensation liabilities. The remaining forwards and swaps are recorded in other invested assets or other liabilities at their fair values with changes in their fair values reported in net investment income. Certain cross currency interest rate swaps are designated as hedges of the foreign currency exposure associated with foreign currency bonds. The accounting for these swaps is consistent with the accounting for the foreign currency bonds. Changes in fair value of the swaps due to fluctuations in exchange rates is recorded to net investment income, consistent with the accounting for the exchange gains and losses recorded on the bonds. Equity index futures, swaps, options and forwards are used to reduce exposure to the effect of stock market fluctuations in the actuarial liabilities associated with certain products. These derivative instruments are recorded in other invested assets or other liabilities at their fair values with changes in fair value reported in net investment income.
POLICY LOANS
Policy loans are carried at their unpaid balance and are fully secured by the policy values on which the loans are made.
CASH, CASH EQUIVALENTS AND SHORT-TERM SECURITIES
Cash equivalents and short-term securities are highly liquid investments and are carried at amortized cost. Cash equivalents have a term to maturity of less than three months while short-term securities have a term to maturity exceeding three months but less than one year.
DEFERRED ACQUISITION COSTS
Deferred acquisition costs arising on mutual fund sales are amortized over the periods of the related sales charges, which range from four to six years. Deferred acquisition costs arising on segregated funds are calculated and included in actuarial liabilities. Actuarial liabilities implicitly include acquisition costs on insurance and annuity product sales.
Sun Life Financial Inc. ■ sunlife.com      51

Notes to the Consolidated Financial Statements
GOODWILL
Goodwill represents the excess of the cost of businesses acquired over the fair value of the net identifiable tangible and intangible assets and is not amortized. Goodwill is assessed for impairment annually by comparing the carrying values of the appropriate business segments, including any associated subsidiary segments, as required, to their respective fair values. If any potential impairment is identified, it is quantified by comparing the carrying value of the respective goodwill to its fair value.
INTANGIBLE ASSETS
Identifiable intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years. Indefinite-life intangibles are not amortized and are assessed for impairment annually by comparing their carrying values to their fair values. If the carrying values of the indefinite-life intangibles exceed their fair values, these assets are considered impaired and a charge for impairment is recognized.
CAPITAL ASSETS
Furniture, computers, other equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of these assets, which generally range from two to 10 years.
LOANS SECURITIZATION
The Company periodically securitizes assets, such as mortgages or bonds, by selling them to trusts that issue securities to investors. These transactions are accounted for as sales when control over the assets has been surrendered and consideration other than beneficial interests in these transferred assets has been received in exchange. Gains or losses on these securitization transactions are included in deferred net realized gains, and will be amortized into net investment income as described above under Bonds and Mortgages. In determining the gain or loss on sale of the assets, the carrying value of the assets sold is allocated between the portion sold and the portion retained based on their relative fair values on the date of sale. These fair values are determined using either quoted market prices or discounted cash flow models. Interests in the securitized assets, such as subordinated investments in the issued securities or servicing rights, may be retained. These subordinated investments and servicing rights are classified as bonds and other assets, respectively. On a quarterly basis, the Company compares the carrying value of retained interests arising from securitizations to their fair values, determined based on discounted cash flows. If the carrying values of retained interests exceed their fair values, these assets are considered impaired and an impairment charge is recognized.
SEGREGATED FUNDS
Segregated funds are lines of business in which the Company issues a contract where the benefit amount is directly linked to the market value of the investments held in the particular segregated fund. Although the underlying assets are registered in the name of the Company and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain individual contracts have guarantees from the Company. The Company derives fee income from segregated funds, which is included in fee income on the consolidated statements of operations. Fee income includes fund management fees as well as mortality, policy administration and surrender charges on segregated funds. Changes in the Company’s interest in the segregated funds, including undistributed net investment income, are reflected in net investment income. Policyholder transfers between general funds and segregated funds are included in net transfers to segregated funds on the consolidated statements of operations.
Separate consolidated financial statements are provided for the segregated funds. Segregated fund assets are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by the Company. The investment results of the segregated funds are reflected directly in segregated fund liabilities. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in the consolidated statements of operations. Segregated fund assets may not be applied against liabilities that arise from any other business of the Company.
ACTUARIAL LIABILITIES
Actuarial liabilities and other policy liabilities, including policy benefits payable and provision for policyholder dividends, are computed using generally accepted actuarial practice in accordance with the standards established by the Canadian Institute of Actuaries including the requirements of OSFI.
INCOME TAXES
The Company uses the liability method of tax allocation. Under this method, the income tax expense consists of both an expense for current income taxes and an expense for future income taxes. Current income tax expense (benefit) represents the expected payable (receivable) resulting from the current year’s operations. Future income tax expense (benefit) represents the movement during the year in the cumulative temporary differences between the carrying value of the Company’s assets and liabilities on the balance sheet and their values for tax purposes. Future income tax assets are recognized to the extent that they are more likely than not to be realized. Future income tax liabilities and assets are calculated based on income tax rates and laws that, at the balance sheet date, are expected to apply when the liability or asset is realized, which are normally those enacted or considered substantively enacted at the consolidated balance sheet dates.
In determining the impact of taxes, the Company is required to comply with the standards of both the Canadian Institute of Actuaries and the Canadian Institute of Chartered Accountants (CICA). Actuarial standards require that the projected timing of all cash flows associated with policy liabilities, including income taxes, be included in the determination of actuarial liabilities under the Canadian asset liability method. The actuarial liabilities are first computed including all related income tax effects on a discounted basis, including the effects of temporary differences that have already occurred. Future income
52      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
tax assets and/or liabilities arising from temporary differences that have already occurred are computed without discounting. The undiscounted future income tax assets and/or liabilities are reclassified from the actuarial liabilities to future income taxes on the balance sheets. The net result of this reclassification is to leave the discounting effect of the future income taxes in the actuarial liabilities.
PREMIUM INCOME AND RELATED EXPENSES
Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.
FOREIGN CURRENCY TRANSLATION
The Company’s exchange gains and losses arising from the conversion of its self-sustaining foreign operations are included in the currency translation account of the consolidated statements of equity. Revenues and expenses in foreign currencies, including amortized gains and losses on foreign investments, are translated into Canadian dollars at an average of the market exchange rates during the year. Assets and liabilities are translated into Canadian dollars at market exchange rates at the end of the year. The net translation adjustment is reported as a separate item in the consolidated statements of equity.
A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction, dilution, or sale of all or part of the foreign operation.
PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS
The Company sponsors non-contributory defined benefit pension plans for eligible employees, primarily in Canada, the United States, the United Kingdom and the Philippines. The defined benefit pension plans offer benefits based on length of service and final average earnings and certain plans offer some indexation of benefits. The specific features of these plans vary in accordance with the employee group and countries in which employees are located. In addition, the Company maintains supplementary non-contributory pension arrangements for eligible employees, primarily for benefits which do not qualify for funding under the various registered pension plans.
The Company has also established defined contribution pension plans for eligible qualifying employees. Company contributions to these defined contribution pension plans are subject to certain vesting requirements. Generally, Company contributions are a set percentage of employees’ annual income and matched against employee contributions.
In addition to the Company’s pension plans, in some countries the Company provides certain post-retirement medical, dental and life insurance benefits to eligible qualifying employees, and to their dependents upon meeting certain requirements. Eligible retirees may be required to pay a portion of the premiums for these benefits and, in general, deductible amounts and co-insurance percentages apply to benefit payments. A significant portion of the Company’s employees may become eligible for these benefits upon retirement. These post-retirement benefits are not pre-funded.
Defined benefit pension costs related to current services are charged to income as services are rendered. Based on management’s best estimate assumptions, actuarial valuations of the pension obligations are determined using the projected benefit method pro-rated on service. The estimated present value of post-retirement health care and life insurance benefits is charged to income over the employees’ years of service to the date of eligibility. For the purpose of calculating the expected return on pension plan assets for most of the Canadian pension plans, a market-related asset value is used which recognizes asset gains and losses in a systematic and rational manner over a period of five years. For all other pension plans the actual market value of plan assets is used to calculate the expected return on assets. Any transition adjustments, as well as future adjustments arising from plan amendments, are amortized to income over the average remaining service period of active employees expected to receive benefits under the plans. Only future variations in actuarial estimates in excess of certain minimums are amortized.
STOCK-BASED COMPENSATION
Stock options granted to employees are accounted for using the fair value method. Under the fair value method, fair value of the stock options is estimated at the grant date and the total fair value of the options is amortized over the vesting periods as compensation expense with an offset to contributed surplus. For options that are forfeited before vesting, the compensation expense that has previously been recognized in operating expenses and contributed surplus is reversed. When options are exercised, contributed surplus is reversed and the shares issued are credited to share capital in the consolidated statements of equity.
The liabilities for other stock-based compensation plans are calculated based on the number of award units outstanding at the end of the reporting period. Each unit is equivalent in value to the fair market value of a common share of Sun Life Financial Inc. The liabilities are accrued and expensed on a straight-line basis over the vesting periods.
2. Changes in Accounting Policies
ADOPTED IN 2005
Consolidation of Variable Interest Entities: On January 1, 2005, the Company adopted CICA Handbook Accounting Guideline 15 (AcG 15), Consolidation of Variable Interest Entities. This change in accounting policy was applied retroactively and prior period financial statements have been restated accordingly. This Guideline provides guidance for application of consolidation principles to those entities defined as variable interest entities (VIEs). VIEs are entities in which equity investors do not have a controlling financial interest or where the equity invested is considered insufficient to finance the entity’s activities without additional subordinated financial support. Under
Sun Life Financial Inc. ■ sunlife.com      53

Notes to the Consolidated Financial Statements
this Guideline, the Company is required to consolidate those VIEs where the Company is exposed to a majority of expected losses, benefits from a majority of expected residual returns, or both.
The following is a summary of the impact of this Guideline for the major categories of VIEs that the Company is involved with.
Sun Life ExchangEable Capital Securities (SLEECS):
Sun Life Capital Trust (the Trust) issued SLEECS of $1,150 to third-party investors. Sun Life Assurance issued a debenture of $1,200 to the Trust and holds an investment of $2 in Special Trust Securities in the Trust. The Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated $1,150 of non-controlling interest in subsidiaries, recorded the $1,200 debenture payable in senior debentures, increased opening retained earnings by $4 and increased other assets by $54 on the consolidated balance sheets as at January 1, 2004. The deconsolidation of the Trust resulted in a reduction in net income of $2 for the year ended December 31, 2005 ($1 for 2004 and $2 for 2003). The debenture will continue to qualify as capital for Canadian regulatory purposes up to the amount of the SLEECS issued of $1,150.
Cumulative Capital Securities (Securities):
On May 6, 1997, Sun Life of Canada (U.S.) Capital Trust I (Capital Trust), a Delaware statutory business trust, issued US $600 of 8.53% Securities. The Company issued US$600 of partnership capital securities to the Capital Trust. The Capital Trust was determined to be a VIE in which the Company did not have a controlling financial interest. As a result, the Company deconsolidated US $600 ($774) of Securities, included in subordinated debt, and recorded the US $600 ($774) of partnership capital securities in senior debentures as at January 1, 2004. The deconsolidation of the Capital Trust did not have an impact on net income for the years ended December 31, 2005, December 31, 2004 and December 31, 2003. The amount included in senior debentures will continue to qualify as capital for Canadian regulatory purposes.
Other Variable Interest Entities:
The Company has a greater than 20% involvement in 25 VIEs. The Company is a creditor in 11 trusts, 10 limited partnerships, 2 limited liability companies and 2 special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores and equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $192, which is the carrying amount of these assets.
Financial Instruments — Disclosure and Presentation: On January 1, 2005, the Company adopted the amendments to the accounting requirements in CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation. Securities issued by the Company that give the Company an unrestricted obligation to settle the principal amount in cash or in the equivalent value of its own shares, must be classified as debt. This change in accounting policy did not have a material impact on these consolidated financial statements.
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
Financial Instruments, Hedges and Comprehensive Income: On January 1, 2007, the Company will adopt CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement; CICA Handbook Section 3865, Hedges; CICA Handbook Section 1530, Comprehensive Income; and the amendments to CICA Handbook Sections and Accounting Guidelines resulting from the issuance of these Sections. Under the new standards, all financial assets will be classified as held-to-maturity, loans and receivables, held-for-trading or available-for-sale and all financial liabilities will be classified as held-for-trading and other. Financial instruments classified as held-for-trading will be measured at fair value with changes in fair value recognized in net income. Financial assets classified as held-to-maturity or as loans and receivables and financial liabilities not classified as held-for-trading will be measured at amortized cost. Available-for-sale financial assets will be measured at fair value with changes in fair value recognized in other comprehensive income (OCI). All derivative financial instruments will be reported on the balance sheet at fair value with changes in fair value recognized in net income unless the derivative is part of a hedging relationship that qualifies as a fair value hedge, cash flow hedge or hedge of a net investment in a foreign operation. In a fair value hedging relationship, the derivative hedging instrument is recorded at fair value with the related gain or loss recorded in net income. The carrying value of the hedged item is adjusted by the hedge effective portion of the gain or loss on the hedging derivative in the hedging relationship. As a result, the change in the carrying value of the hedged item, to the extent that the hedging relationship is effective, offsets the changes in the fair value of the derivative. In a cash flow hedging relationship, the hedge effective portion of the change in the fair value of the hedging derivative is recognized in OCI and the ineffective portion is recognized in net income. The amounts recognized in accumulated OCI will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In a hedge of a net investment in a foreign operation, the hedge effective portion of the gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is recognized in net income. The Company is required to present OCI and its components as well as the components of accumulated OCI in its consolidated financial statements. Major components of OCI include changes in fair value of financial assets classified as available-for-sale, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the changes in fair value of effective cash flow hedges and hedges of net investments in foreign operations. The Company is assessing the impact that these Sections will have on its 2007 consolidated financial statements.
54      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
3. Acquisitions and Disposals
On October 18, 2005, the Company completed the acquisition of  CMG Asia Limited; CMG Asia Trustee Company Limited; CommServe Financial Limited and Financial Solutions Limited (collectively “ CMG Asia”) for $544. CMG Asia formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of the Commonwealth Bank of Australia (CBA). CMG Asia’s results are included in the SLF Asia reportable segment in these consolidated financial statements.
This acquisition has significantly strengthened the Company’s presence in Hong Kong by substantially increasing its sales force and its customer base and expanding its operations to include new group insurance and pension businesses. The Company also expects to achieve cost synergies through economies of scale. The business acquired includes both general and segregated funds business. The acquired intangible assets include a distribution network of $23 and asset administration contracts of $24, which are both subject to amortization on a straight-line basis over their projected economic lives of 20 years. Goodwill acquired in this transaction is not deductible for tax purposes. The goodwill arising from the CMG Asia acquisition is subject to adjustment in 2006 as part of the finalization of the allocation of the purchase price to the assets acquired and liabilities assumed from CBA.
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum, S.A. (Cuprum) to Empresas Penta S.A., accounted for by the equity method, for $130 in cash. This transaction resulted in a loss of $51 ($43 recorded to net investment income and an additional tax charge of $8, recorded to income taxes) in the third quarter. This loss includes a foreign exchange loss of $52, equivalent to the amount of the foreign exchange loss accumulated in the currency translation account in the consolidated statements of equity.
Effective March 20, 2003, the Company increased its ownership percentage in CI Financial Inc. (CI Financial) to 34% by issuing approximately two million common shares of Sun Life Financial Inc. in exchange for approximately five million (2.3%) common shares of CI Financial. The two million common shares of Sun Life Financial Inc. were recorded at a total fair value of $63. The acquired non-amortizable intangible asset consists of fund management contracts of $43. In the fourth quarter of 2003, CI Financial acquired the Canadian operations of Assante Corporation (Assante) and Synergy Asset Management Inc. (Synergy) by issuing shares and a payment of cash to Assante and Synergy shareholders. The Company supported these acquisitions by purchasing approximately 21 million common shares of CI Financial for $266 in order to maintain its ownership percentage of 34%. The intangible assets acquired through these two transactions consist of non-amortizable fund management contracts of $180 and amortizable asset administration contracts of $11.
Effective January 7, 2003, the Company sold all the common shares of Clarica U.S. Inc. (Clarica U.S.) to Midland National Life Insurance Company for $414 in cash. A loss of $48 on the sale of Clarica U.S. was accrued in 2002. As a result of the plan of disposal for Clarica U.S., it was accounted for as a discontinued operation.
The transactions are summarized below:

	Acquisitions				Disposal
	2005		2003		2003
	CMG Asia	(1)	CI Financial	(2)	Clarica U.S.

Percentage of shares acquired/disposed of	100%		2.3%		100%
Invested assets acquired/disposed of	$1,548		$72		$5,047
Other assets acquired/disposed of	122		235		225

	1,670		307		5,272

Actuarial liabilities and other policy liabilities acquired/disposed of	1,453		–		4,265
Amounts on deposit acquired/disposed of	159		–		–
Other liabilities acquired/disposed of	40		168		553

	1,652		168		4,818

Net balance sheet assets acquired/disposed of	$18		$139		$454

Consideration:
Common shares issued or exchanged	$–		$63		$–
Transaction and other related costs	9		–		(8)
Cash cost of acquisition/net proceeds of disposal	535	(3)	266		414

Total consideration	$544		$329		$406

Pre-tax gain/(loss) on sale					$(48	)(4)
Goodwill on acquisition	$526		$190

Cash and cash equivalents acquired/disposed of	$77				$133

(1)	Other assets acquired includes $47 of intangible assets.

(2)	Net impact of all 2003 transactions related to CI Financial. Other assets acquired includes $234 of intangible assets.

(3)	Includes the cost to hedge the foreign exchange exposure of the purchase price.

(4)	Loss accrued in 2002.
Sun Life Financial Inc. ■ sunlife.com      55

Notes to the Consolidated Financial Statements
4. Segmented Information
Effective January 1, 2005, the Company realigned certain of its reportable segments whereby the reinsurance business unit previously included in the SLF Canada segment, and the United Kingdom business, are now reported as part of the Corporate segment (formerly Corporate Capital). The change reflects the ongoing evolution of the business of the Company and does not impact the consolidated results. The results and assets by segment for the prior periods presented in this note reflect this realignment.
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance and life retrocession. Revenues not attributed to the business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the Company’s reinsurance operations, both ongoing and run-off; the United Kingdom operations; and those other operations for which management’s responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for 2005 consists of interest of $248 ($339 in 2004 and $358 in 2003) and fee income of $55 in 2005 ($44 in 2004 and $45 in 2003).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis. The results for MFS for 2004 include the after-tax provision for regulatory settlements of $59 ($211 in 2003).

	Results by segment as at December 31
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

2005
Revenue	$8,658	$9,161	$1,648	$759	$1,995	$(303)	$21,918
Change in actuarial liabilities	$(240)	$769	$—	$253	$90	$—	$872
Interest on claims and deposits	$77	$18	$—	$35	$4	$—	$134
Interest expenses	$122	$151	$8	$—	$217	$(225)	$273
Income taxes expense (benefit)	$385	$113	$110	$17	$(94)	$—	$531
Total net income (loss)	$971	$496	$179	$42	$188	$—	$1,876

2004*
Revenue	$8,162	$9,429	$1,700	$694	$2,137	$(392)	$21,730
Change in actuarial liabilities	$(235)	$1,332	$—	$295	$38	$(5)	$1,425
Interest on claims and deposits	$85	$17	$—	$29	$6	$—	$137
Interest expenses	$122	$135	$15	$—	$340	$(334)	$278
Income taxes expense (benefit)	$293	$55	$108	$14	$(207)	$—	$263
Total net income (loss)	$907	$392	$114	$45	$235	$—	$1,693

2003*
Revenue	$8,189	$9,663	$1,684	$611	$2,330	$(421)	$22,056
Change in actuarial liabilities	$457	$1,046	$—	$236	$(217)	$(12)	$1,510
Interest on claims and deposits	$82	$18	$—	$29	$6	$—	$135
Interest expenses	$108	$152	$23	$—	$363	$(354)	$292
Income taxes expense (benefit)	$322	$97	$5	$12	$(79)	$—	$357
Total net income (loss)	$770	$305	$(43)	$37	$237	$—	$1,306

*	As restated for adoption of AcG 15 (Note 2).

	Assets by segment as at December 31
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

2005
General fund assets	$51,450	$41,170	$866	$4,750	$14,517	$(1,887)	$110,866
Segregated funds net assets	$28,554	$24,712	$—	$750	$6,968	$—	$60,984

2004*
General fund assets	$50,600	$39,641	$824	$2,302	$15,290	$(854)	$107,803
Segregated funds net assets	$24,170	$25,146	$—	$88	$7,216	$(56)	$56,564

*	As restated for adoption of AcG 15 (Note 2).

56       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
The following table shows revenue, net income (loss) and assets by territory for Corporate:

	2005	2004*	2003*

Revenue
United States	$453	$652	$543
United Kingdom	1,264	1,325	1,517
Other countries	278	160	270

Total revenue	$1,995	$2,137	$2,330

Total net income (loss):
United States	$91	$197	$53
United Kingdom	179	188	245
Other countries	(82)	(150)	(61)

Total net income (loss)	$188	$235	$237

Assets:
General funds:
United States	$3,666	$4,697
United Kingdom	8,880	10,353
Other countries	1,971	240

Total general fund assets	$14,517	$15,290

Segregated funds:
United Kingdom	$6,968	$7,216

Total segregated funds net assets	$6,968	$7,216

*	As restated for adoption of AcG 15 (Note 2).
5. Fair Value of Financial Instruments
A financial instrument is any contract that gives rise to both a financial asset of one party and a financial liability or equity instrument of another party. In an exchange, “fair value” refers to the amount that would be agreed upon in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Estimated fair values do not necessarily represent the values for which these financial instruments could have been sold at the dates of the consolidated balance sheets.
A significant portion of any difference between fair values and carrying values relates to invested assets that are matched to liabilities as to duration, within specified limits. If these assets are sold before maturity, the Company will reinvest the proceeds to ensure there are sufficient assets to match liabilities. Consequently, changes in the fair values of assets backing liabilities will tend to be offset by changes in the fair values of those liabilities.
The fair values and the methods and assumptions used to estimate fair values for invested assets are discussed in Note 6. Derivative financial instruments are discussed in Note 7. Fair values of actuarial liabilities, future income taxes related to life insurance companies and deferred net realized gains are disclosed in Note 10. Fair value of debentures is included in Note 11. The fair values and discussion of the method for estimating these values for subordinated debt are included in Note 13. The carrying value and fair value of amounts on deposit are $3,382 and $3,382, respectively, as at December 31, 2005 ($3,144 and $3,150, respectively, as at December 31, 2004). Amounts on deposit represent premiums paid in advance, reinvested policy dividends and customer deposits in the Company’s trust subsidiaries. Fair values of fixed rate deposits are determined by discounting the expected future cash flows using current market interest rates for similar deposits. For amounts on deposit with no stated maturity, fair value is equal to carrying value.
Sun Life Financial Inc. ■ sunlife.com      57

Notes to the Consolidated Financial Statements
6. Invested Assets and Income
The Company invests primarily in bonds, mortgages, stocks and real estate. The accounting policy for each type of invested asset is described in Note 1.
A) FAIR VALUE OF INVESTED ASSETS
The carrying values and fair values of the Company’s invested assets are shown in the following table.

	2005			2004*
	Carrying	Fair		Carrying	Fair
	Value	Value	Yield %	Value	Value	Yield %

Assets
Bonds	$66,154	$70,073	6.32	$64,496	$68,556	6.22
Mortgages	14,561	15,177	6.63	13,862	14,576	6.80
Stocks	3,856	3,986	12.43	3,463	3,376	10.33
Real estate	3,241	3,678	8.46	3,148	3,421	9.12
Policy loans	2,989	2,989	6.31	2,936	2,936	6.50
Cash, cash equivalents and short-term securities	5,091	5,091	n/a	5,958	5,958	n/a
Other invested assets	2,700	4,364	n/a	3,048	3,969	n/a

Total invested assets	$98,592	$105,358	6.35	$96,911	$102,792	6.12

*	As restated for adoption of AcG 15 (Note 2).
The fair value of publicly traded bonds is determined using quoted market prices. For non-publicly traded bonds, fair value is determined using a discounted cash flow approach that includes provisions for credit risk and assumes that the securities will be held to maturity. Fair value of mortgages is determined by discounting the expected future cash flows using current market interest rates for mortgages with similar credit risks and terms to maturity. Fair value of stocks is based on quoted market prices, usually the last trade values. Fair value of real estate is determined by reference to sales of comparable properties in the marketplace and the net present value of the expected future cash flows, discounted using current interest rates. Due to their nature, the fair values of policy loans and cash and cash equivalents are assumed to be equal to their carrying values. The fair values of short-term securities are based on market yields. The fair values of other invested assets are determined by reference to market prices for similar investments. Other invested assets include the Company’s investment in segregated funds, investments accounted for by the equity method, derivatives that are reported at fair value and investments in equipment leases. Other invested assets for 2005 includes the Company’s investment in CI Financial with a carrying value of $1,074 and a fair value of $2,505 ($1,014 and $1,805, respectively, in 2004). Yield is calculated based on total net investment income divided by the total of the average carrying value of invested assets, which includes accrued investment income net of deferred net realized gains.
B) INVESTMENT POLICIES
It is the Company’s policy to diversify all investment portfolios. The Company’s mortgage loans, stocks and real estate investments are diversified by type and location and, for mortgage loans, by borrower. Interest rate risk, which is the potential for loss due to interest rate fluctuations, is discussed in Note 10.
Credit risk is the risk of financial loss resulting from the failure of debtors to make payments of interest or principal when due. The Company controls this risk through detailed credit and underwriting policies, as well as through setting counterparty exposure limits. The Company maintains policies which set limits, based on consolidated equity, to the credit exposure for investments in any single issuer and in any associated group of issuers. Exceptions exist for investments in securities which are issued or guaranteed by either the Government of Canada, United States or United Kingdom and issuers for which the Board has granted specific approval. Mortgage loans are collateralized by the related property and generally do not exceed 75% of the value of the property at the time the original loan is made.
C) INVESTED ASSETS BY TYPE
i) Bonds
The carrying value and fair value of bonds by rating are shown in the table below.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Bonds by credit rating:
AAA	$14,301	$14,887	$16,895	$17,549
AA	10,122	11,092	8,714	9,492
A	21,175	22,785	19,187	20,701
BBB	18,280	19,050	17,695	18,662
BB & lower	2,276	2,259	2,005	2,152

Total bonds	$66,154	$70,073	$64,496	$68,556

58      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
Investment grade bonds are those rated BBB and above. The Company’s bond portfolio has 96.6% (96.9% in 2004) invested in investment grade bonds based on carrying value. The local currency denominated debt of certain foreign governments, used in backing the liabilities of the foreign country, have been classified as investment grade in the table above.
Gross unrealized gains (losses) on bonds are shown in the tables below. Gross unrealized gains and losses are not brought into income or included in the carrying value on the consolidated balance sheets.

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$3,428	$183	$(9)	$3,602
Canadian provincial and municipal governments	5,193	1,042	(1)	6,234
U.S. Treasury and other U.S. agencies	1,364	44	(13)	1,395
Other foreign governments	2,214	243	(1)	2,456
Corporate	45,113	2,819	(385)	47,547
Asset-backed securities	8,842	113	(116)	8,839

Total bonds	$66,154	$4,444	$(525)	$70,073

	2004
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value

Issued or guaranteed by:
Canadian federal government	$5,601	$218	$–	$5,819
Canadian provincial and municipal governments	5,716	742	–	6,458
U.S. Treasury and other U.S. agencies	1,224	52	(4)	1,272
Other foreign governments	2,805	179	(21)	2,963
Corporate	40,351	2,845	(85)	43,111
Asset-backed securities	8,799	221	(87)	8,933

Total bonds	$64,496	$4,257	$(197)	$68,556

The carrying value of bonds by issuer country is as follows:

	2005	2004

Canada	$24,089	$25,556
United States	30,176	27,857
United Kingdom	5,843	6,989
Other	6,046	4,094

Total bonds	$66,154	$64,496

The contractual maturities of bonds as at December 31 are shown in the table below. Bonds that are not due at a single maturity date are included in the table in the year of final maturity. Asset-backed securities that are not due at a single maturity date are shown separately. Actual maturities could differ from contractual maturities because of the borrower’s right to call or right to prepay obligations, with or without prepayment penalties.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Due in one year or less	$2,492	$2,500	$3,770	$3,801
Due in years two through five	13,066	13,262	12,789	13,206
Due in years six through ten	17,454	17,952	14,671	15,566
Due after ten years	24,300	27,520	24,467	27,050
Asset-backed securities	8,842	8,839	8,799	8,933

Total bonds	$66,154	$70,073	$64,496	$68,556

Sun Life Financial Inc. ■ sunlife.com      59

Notes to the Consolidated Financial Statements
ii) Mortgages
The carrying value of non-residential and residential mortgages by geographic location is shown in the table below. Residential mortgages include mortgages for single and multiple family dwellings.

	2005			2004
	Non-residential	Residential	Total	Non-residential	Residential	Total

Canada	$5,932	$3,407	$9,339	$5,684	$3,676	$9,360
United States	4,802	229	5,031	4,098	172	4,270
United Kingdom	191	—	191	231	1	232

Total mortgages	$10,925	$3,636	$14,561	$10,013	$3,849	$13,862

At December 31, 2005, scheduled mortgage loan maturities, before allowances for losses, are as follows:

Year	Amount

2006	$1,483
2007	1,271
2008	1,197
2009	1,064
2010	1,076
Thereafter	8,499

Total mortgages	$14,590

Actual payments could differ from the scheduled mortgage loan maturities because borrowers may have the right to prepay obligations, with or without prepayment penalties.
iii) Stocks
The carrying value of stocks by issuer country is as follows:

	2005	2004

Canada	$721	$791
United States	1,438	1,105
United Kingdom	1,184	1,417
Other	513	150

Total stocks	$3,856	$3,463

Gross unrealized gains (losses) on stocks are shown in the following table.

			Gross	Gross	Estimated
	Carrying	Original	Unrealized	Unrealized	Fair
	Value	Cost	Gains	(Losses)	Value

Total 2005	$3,856	$3,180	$861	$(55)	$3,986

Total 2004	$3,463	$2,695	$744	$(63)	$3,376

iv) Real Estate
The carrying value of real estate by geographic location is as follows:

	2005	2004

Canada	$2,031	$1,869
United States	876	917
United Kingdom	332	360
Other	2	2

Total real estate	$3,241	$3,148

60      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
Real estate includes real estate held for investment and real estate held for sale, as described in Note 1. The carrying value and fair value of real estate in each of these categories is shown in the table below.

	2005		2004
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Real estate held for investment	$3,238	$3,675	$3,139	$3,408
Real estate held for sale	3	3	9	13

Total real estate	$3,241	$3,678	$3,148	$3,421

D) IMPAIRED INVESTED ASSETS
The Company has impaired invested assets with specific allowances and other sectoral allowances, at December 31, as follows:

	2005				2004
	Impaired				Impaired
	Carrying		Allowance		Carrying		Allowance
	Value	(1)	for Losses	(2)	Value	(1)	for Losses	(2)

Bonds	$239		$97		$333		$213
Mortgages	61		29		74		37
Other	21		14		34		13

Total	$321		$140		$441		$263

(1)	Impaired carrying value shown above is shown gross, before allowance for losses. Includes $5 in 2005 ($12 in 2004) of impaired mortgages that have no allowance for losses. Impaired mortgage loans with no allowance for losses are loans for which, at a minimum, either the fair value of the collateral or the expected future cash flows exceed the carrying value.

(2)	Includes sectoral allowances of $7 and $14 for bonds and mortgages, respectively, in 2005 ($74 and $24, respectively, in 2004). The remaining allowances are specific allowances.
Additional information related to impaired invested assets is shown in the following table.

	2005	2004

Mortgages with scheduled payments 90 days or more in arrears:
Carrying value	$3	$22
Percentage of total mortgages before allowances	—	0.2%
Weighted average recorded investment in impaired mortgage loans, before allowances	$73	$66
Interest received on impaired mortgage loans (recorded as received)	$5	$4
Carrying value of bonds, mortgages and real estate (including specific allowances) that were non-income producing for the preceding 12 months	$100	$100

The changes in the allowances for losses are as follows:

	Bonds	Mortgages	Other	Total

Balance, January 1, 2004	$302	$42	$22	$366
Provision for losses	22	—	(1)	21
Write-offs, net of recoveries	(92)	(2)	(7)	(101)
Effect of changes in currency exchange rates	(19)	(3)	(1)	(23)

Balance, December 31, 2004	$213	$37	$13	$263
Provision for losses (recoveries)	(45)	(5)	3	(47)
Write-offs, net of recoveries	(69)	(2)	(2)	(73)
Effect of changes in currency exchange rates	(2)	(1)	—	(3)

Balance, December 31, 2005	$97	$29	$14	$140

Sun Life Financial Inc. ■ sunlife.com      61

Notes to the Consolidated Financial Statements
E) DEFERRED NET REALIZED GAINS
Deferred net realized gains are realized gains and losses which have not yet been recognized in income. The changes in deferred net realized gains are shown in the table below.

	Bonds	Mortgages	Stocks	Real Estate	Derivatives	Total

Balance, January 1, 2004	$1,912	$135	$1,056	$164	$(143)	$3,124
Net realized gains (losses) for the period	526	60	148	56	114	904
Amortization of deferred net realized gains	(277)	(32)	(222)	(23)	12	(542)
Effect of changes in currency exchange rates	(14)	(5)	(8)	(1)	8	(20)

Balance, December 31, 2004	$2,147	$158	$974	$196	$(9)	$3,466
Net realized gains (losses) for the period	552	35	284	54	222	1,147
Amortization of deferred net realized gains	(278)	(35)	(206)	(25)	(11)	(555)
Effect of changes in currency exchange rates	(130)	—	(72)	(10)	13	(199)

Balance, December 31, 2005	$2,291	$158	$980	$215	$215	$3,859

F) NET INVESTMENT INCOME
Net investment income has the following components:

	2005	2004	2003

Interest from:
Bonds	$3,720	$3,807	$3,831
Mortgages	889	899	951
Policy loans	184	202	224
Cash, cash equivalents and short-term securities	155	113	134

Interest income	4,948	5,021	5,140
Dividends from stocks	118	116	103
Real estate income (net)(1)	252	229	222
Amortization of deferred net realized gains	555	542	496
Amortization of unrealized gains and losses	77	(44)	(140)
Derivative realized and unrealized gains and losses(2)	(22)	39	(85)
Other items (net)(3)	196	145	184

	6,124	6,048	5,920
Recoveries (provision for losses) on investments	47	(21)	(113)
Investment expenses and taxes	(92)	(103)	(104)

Total net investment income	$6,079	$5,924	$5,703

(1)	Includes operating lease rental income of $271 ($254 and $242, respectively, in 2004 and 2003).

(2)	Consists of realized and unrealized gains on derivatives that are reported at fair value. Additional derivative losses of $66 ($72 in 2004 and $47 in 2003) are included in other items (net).

(3)	Includes equity income from CI Financial of $119 in 2005 ($95 in 2004, $58 in 2003). 2005 also includes the loss on sale of Cuprum of $43 as described in Note 3.
G) SECURITIES LENDING
The Company engages in securities lending to generate additional income. Certain securities from its portfolio are loaned to other institutions for short periods. Collateral, which exceeds the fair value of the loaned securities, is deposited by the borrower with a lending agent, usually a securities custodian, and maintained by the lending agent until the underlying security has been returned to the Company. The fair value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the fair values fluctuate. It is the Company’s practice to obtain a guarantee from the lending agent against counterparty default, including collateral deficiency. At December 31, 2005, the Company had loaned securities (which are included in invested assets) with a carrying value and fair value of approximately $2,371 and $2,470, respectively ($2,071 and $2,130, respectively, in 2004).
H) LOAN SECURITIZATIONS
During 2004 and 2003, the Company sold commercial mortgages to a trust, which subsequently issued securities backed by the commercial mortgages. The Company was retained to service and administer the mortgages and also retained a subordinated investment interest in the issued securities. Details of these transactions are shown in the following table.

	2005	2004	2003

Carrying value of mortgages sold	$—	$161	$623
Gain on sale	$—	$18	$70
62      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
As at December 31, 2005, the key assumptions used in the discounted cash flow models to determine the fair value of retained interest amounts and the sensitivity of these fair values to an immediate 10% and 20% adverse change in key assumptions are as follows:

	2005		2004
	Mortgages	Bonds	Mortgages	Bonds

Carrying value of retained interests	$116	$1	$134	$4
Fair value of retained interests	$125	$1	$146	$4
Weighted average remaining life (in years)	1.0—14.3	5.2	3.6—20.4	7.7
Discount rate	2.5—7.0%	11.1%	2.5—7.0%	11.1%
Impact on fair value of 10% adverse change	$3	$1	$2	$—
Impact on fair value of 20% adverse change	$6	$1	$5	$—
Anticipated credit losses	—	0.6%	—	0.6%
Impact on fair value of 10% adverse change		$1		$1
Impact on fair value of 20% adverse change		$1		$1
The sensitivity analysis in the preceding table is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on variations in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.
The credit losses, net of recoveries, of the securitized bond portfolio for 2005 were $13 (nil in 2004). As at December 31, 2005, the securitized bond portfolio included bonds of $17 that were 90 days or more past due ($2 in 2004).
The following table summarizes certain cash flows received from securitization trusts in 2005, 2004 and 2003:

	2005	2004	2003
	Mortgages	Mortgages	Mortgages

Proceeds from new securitizations	$—	$179	$693
Cash flows received on retained interests and servicing fees	$33	$57	$26
7. Derivative Financial Instruments
The Company uses derivative instruments for hedging and risk management purposes or in replication strategies to reproduce permissible investments. The accounting policies for the derivative financial instruments are described in Note 1. The Company monitors the gap in market sensitivities between liabilities and supporting assets for its hedging strategies. That gap is managed within defined tolerance limits by, where appropriate, the use of derivative instruments. Models and techniques are used by the Company to ensure the continuing effectiveness of its hedging and risk management strategies.
Derivative instruments are either exchange-traded or over-the-counter contracts negotiated between two counterparties. The notional amount is the basis for calculating payments and is generally not the actual amount exchanged. Since counterparty failure in an over-the-counter derivative transaction could render it ineffective for hedging purposes, the Company generally transacts its derivative contracts with counterparties rated AA or better. In limited circumstances, the Company will enter into transactions with lower rated counterparties if credit enhancement features are included. As at December 31, 2005, the Company had assets of $81 ($63 in 2004) pledged as collateral for derivative contracts.
The Company has the following amounts outstanding at December 31:

			2005
				Notional Amounts
	Fair Value			Term to Maturity			Total
				Under	1 to	Over	Notional
	Positive	(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$328		$67	$3,749	$6,059	$9,751	$19,559
Foreign exchange contracts	664		589	1,935	1,497	4,124	7,556
Equity and other contracts(2)	586		539	5,522	4,474	1,253	11,249

Total	$1,578		$1,195	$11,206	$12,030	$15,128	$38,364

Over-the-counter contracts							$36,859

Exchange-traded contracts							$1,505

Sun Life Financial Inc. ■ sunlife.com      63

Notes to the Consolidated Financial Statements

				2004

			Notional Amounts
	Fair Value		Term to Maturity			Total
			Under	1 to	Over	Notional
	Positive(1)	Net	1 Year	5 Years	5 Years	Amount

Interest rate contracts	$215	$(148)	$1,776	$4,040	$8,567	$14,383
Foreign exchange contracts	793	720	2,395	881	1,858	5,134
Equity and other contracts(2)	561	508	2,510	6,404	1,786	10,700

Total	$1,569	$1,080	$6,681	$11,325	$12,211	$30,217

Over-the-counter contracts						$29,247

Exchange-traded contracts						$970

(1)	Used to determine the credit risk exposure if the counterparties were to default. The credit risk exposure is the cost of replacing, at current market rates, all contracts with a positive fair value.

(2)	Equity and other contracts in 2005 includes equity forwards with a fair value of $13 ($4 in 2004) hedging the variation in the cash flows associated with the anticipated payments under certain stock-based compensation plans expected to occur in 2007 and 2008. The fair value that has not been recognized of $7 ($3 in 2004) will be recognized in net income as the liability is accrued for the stock-based compensation plan over the vesting period.
Fair values of interest rate swap contracts and foreign exchange swap and forward contracts are determined by discounting expected future cash flows using current market interest and exchange rates for similar instruments. Fair values of options, financial futures and common stock index swaps are based on the quoted market prices or the value of underlying securities or indices.
8. Goodwill and Intangible Assets
A) GOODWILL
In addition to the goodwill of $5,963 ($5,471 in 2004) shown on the consolidated balance sheets, goodwill of $310 ($395 in 2004) for investments accounted for by the equity method is included in other invested assets. There were no write-downs of goodwill due to impairment during 2005, 2004 and 2003.
Changes in goodwill of subsidiaries and investments accounted for by the equity method are as follows:

		United
	Canada(1)	States	Asia	Corporate(1)	Total

Balance, January 1, 2004	$3,739	$1,609	$29	$592	$5,969
Acquisitions	10	—	—	33	43
Disposals	(17)	—	(1)	—	(18)
Effect of changes in currency exchange rates	—	(112)	—	(16)	(128)

Balance, December 31, 2004	$3,732	$1,497	$28	$609	$5,866
Acquisitions	—	—	526	48	574
Disposals	—	—	—	(80)	(80)
Effect of changes in currency exchange rates	—	(43)	(35)	(9)	(87)

Balance, December 31, 2005	$3,732	$1,454	$519	$568	$6,273

(1)	Restated to reflect the reallocation of $309 of goodwill from SLF Canada to Corporate related to the realignment of the reinsurance business, as described in Note 4.
B) INTANGIBLE ASSETS
In addition to the intangible assets of $801 ($751 in 2004) shown on the consolidated balance sheets, intangible assets of $744 ($744 in 2004) for investments accounted for by the equity method are included in other invested assets. Amortization of intangible assets recorded in operating expenses during the year was $22 ($22 in 2004 and $24 in 2003). There were no write-downs of intangibles due to impairment during 2005, 2004 and 2003. As at December 31, the components of the intangible assets are as follows:

		2005			2004

	Gross Carrying	Accumulated	Net	Gross Carrying	Accumulated	Net
	Amount	Amortization	Amount	Amount	Amortization	Amount

Finite-life intangible assets:
Sales potential of field force	$400	$35	$365	$400	$25	$375
Asset administration contracts	225	23	202	201	21	180
Distribution channels	55	22	33	33	10	23
Brand name(1)	54	—	54	—	—	—
Other	2	1	1	2	1	1

	736	81	655	636	57	579

Indefinite-life intangible assets:
Fund management contracts	878	—	878	850	—	850
State licenses	12	—	12	12	—	12
Brand name(1)	—	—	—	54	—	54

	890	—	890	916	—	916

Total intangible assets	$1,626	$81	$1,545	$1,552	$57	$1,495

(1)	Usage of the brand name changed effective December 31, 2005. Amortization of the brand name will commence on January 1, 2006.
64  Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
9. Other Assets
Other assets consist of the following:

	2005	2004*

Accounts receivable	$2,168	$1,299
Investment income due and accrued	1,161	1,121
Future income taxes (Note 19)	667	719
Deferred acquisition costs	271	362
Prepaid expenses	207	219
Outstanding premiums	316	294
Accrued benefit asset (Note 21)	456	438
Capital assets	129	168
Other	135	50

Total other assets	$5,510	$4,670

*	As restated for adoption of AcG 15 (Note 2).
Amortization of deferred acquisition costs charged to income amounted to $138 in 2005 ($179 and $234 in 2004 and 2003, respectively).
Capital assets are carried at a cost of $602 ($591 in 2004), less accumulated depreciation and amortization of $473 ($423 in 2004). Depreciation and amortization charged to income totalled $63 in 2005 ($62 and $67 in 2004 and 2003, respectively).
10. Actuarial Liabilities and Other Policy Liabilities
A) ACTUARIAL POLICIES
Actuarial liabilities and other policy liabilities represent the estimated amounts which, together with estimated future premiums and net investment income, will provide for outstanding claims, estimated future benefits, policyholders’ dividends, taxes (other than income taxes) and expenses on in-force policies.
In calculating actuarial liabilities and other policy liabilities, assumptions must be made about mortality and morbidity rates, policy terminations, equity market performance, interest rates, asset default, inflation, expenses and other factors over the life of the Company’s products. The general approaches to the setting of assumptions used by the Company are described later in this note.
The Company uses best estimate assumptions for expected future experience. Some assumptions relate to events that are anticipated to occur many years in the future and are likely to require subsequent revision. Additional provisions are included in the actuarial liabilities to provide for possible adverse deviations from the best estimates. If the assumption is more susceptible to change or if the actuary is less certain about the underlying best estimate assumption, a correspondingly larger provision is included in the actuarial liabilities.
In determining these provisions, the Company ensures:
•	when taken one at a time, each provision is reasonable with respect to the underlying best estimate assumption, and the extent of uncertainty present in making that assumption, and

•	in total, the cumulative effect of all provisions is reasonable with respect to the total actuarial liabilities.
With the passage of time and resulting reduction in estimation risk, the provisions are released into income. In recognition of the long-term nature of policy liabilities, the margin for possible deviations generally increases for contingencies further in the future. The best estimate assumptions and margins for adverse deviations are reviewed annually and revisions are made where deemed necessary and prudent.
The Company generally maintains distinct asset portfolios for each line of business. To ensure the adequacy of liabilities, the Company does cash flow testing using several plausible scenarios for future interest rates and economic environments as well as a set of prescribed scenarios. In each test, asset and liability cash flows are projected. Net cash flows are invested in new assets, if positive, or assets are sold to meet cash needs, in accordance with the assumptions in the test and the standards of the Canadian Institute of Actuaries. Deferred net realized gains are taken into account in establishing the actuarial liabilities.
Provision for Policyholder Dividends
An amount equal to the earned and accrued portion of policyholder dividends including earned and accrued terminal dividends is shown as a provision for policyholder dividends. Actuarial liabilities provide for the payment of policyholder dividends that are forecasted to be paid over the next 12 months and beyond, in excess of dividends earned and accrued. Both liabilities are determined taking into account the scale of dividends approved by the Board. Actuarial liabilities take into account the expectation that future dividends will be adjusted to reflect future experience. Earned and accrued policyholder dividends of $802 are included in policyholder dividends and interest on claims and deposits in the consolidated statements of operations ($809 in 2004 and $867 in 2003).
Sun Life Financial Inc. ■ sunlife.com  65

Notes to the Consolidated Financial Statements
B) COMPOSITION OF ACTUARIAL LIABILITIES AND OTHER POLICY LIABILITIES
The actuarial liabilities and other policy liabilities consist of the following:

			2005

		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$11,591	$5,167	$2,538	$3,094	$22,390
Individual non-participating life	1,858	6,649	196	496	9,199
Group life	1,184	130	7	(3)	1,318
Individual annuities	9,317	16,002	—	3,192	28,511
Group annuities	5,752	3,313	160	—	9,225
Health insurance	4,581	470	(1)	84	5,134

Total actuarial liabilities	34,283	31,731	2,900	6,863	75,777
Add: Other policy liabilities(2)	570	431	49	662	1,712

Actuarial liabilities and other policy liabilities	$34,853	$32,162	$2,949	$7,525	$77,489

			2004

		United
	Canada	States	Asia	Corporate(1)	Total

Individual participating life	$11,133	$5,137	$1,042	$3,740	$21,052
Individual non-participating life	1,727	6,177	199	380	8,483
Group life	1,190	121	1	41	1,353
Individual annuities	10,040	16,990	—	3,553	30,583
Group annuities	5,999	3,057	—	—	9,056
Health insurance	3,228	447	(1)	57	3,731

Total actuarial liabilities	33,317	31,929	1,241	7,771	74,258
Add: Other policy liabilities(2)	563	420	36	779	1,798

Actuarial liabilities and other policy liabilities	$33,880	$32,349	$1,277	$8,550	$76,056

(1)	Primarily business from the United Kingdom, Reinsurance and Run-off Reinsurance operations.

(2)	Consists of policy benefits payable, provisions for unreported claims, provisions for policyholder dividends and provisions for experience rating refunds.
C) TOTAL ASSETS SUPPORTING ACTUARIAL LIABILITIES, EQUITY AND OTHER
The following tables show the total assets supporting actuarial liabilities, equity and other:

			2005

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,870	$3,596	$2,910	$2,211	$5,480	$28,067
Individual non-participating life	7,571	1,559	355	49	2,110	11,644
Group life	1,540	656	4	18	7	2,225
Individual annuities	25,664	4,736	52	28	1,432	31,912
Group annuities	7,403	2,257	34	123	850	10,667
Health insurance	4,650	1,514	10	41	486	6,701
Equity and other	5,456	243	491	771	12,689	19,650

Total assets	$66,154	$14,561	$3,856	$3,241	$23,054	$110,866

			2004*

	Bonds	Mortgages	Stocks	Real Estate	Other	Total

Individual participating life	$13,116	$3,400	$2,653	$2,153	$4,727	$26,049
Individual non-participating life	6,432	1,248	288	7	2,034	10,009
Group life	1,684	562	8	26	222	2,502
Individual annuities	27,072	4,737	51	62	1,787	33,709
Group annuities	7,070	2,281	32	121	791	10,295
Health insurance	4,685	1,358	11	40	440	6,534
Equity and other	4,437	276	420	739	12,833	18,705

Total assets	$64,496	$13,862	$3,463	$3,148	$22,834	$107,803

*	As restated for adoption of AcG 15 (Note 2).
66   Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
D) CHANGES IN ACTUARIAL LIABILITIES
Changes in actuarial liabilities during the year are as follows:

	2005	2004

Actuarial liabilities, January 1	$74,258	$75,324

Change in liabilities on in-force business	(3,495)	(2,374)
Liabilities arising from new policies	4,268	3,799
Significant changes in assumptions or methodology(1):
Gross increases	268	—
Gross decreases	(169)	—

Increase in actuarial liabilities	872	1,425

Actuarial liabilities before the following:	75,130	76,749
Acquisition (Note 3)	1,440	—
Change due to termination of reinsurance agreement(2)	1,223	(30)
Other	(13)	(29)
Effect of changes in currency exchange rates	(2,003)	(2,432)

Actuarial liabilities, December 31	75,777	74,258
Add: Other policy liabilities	1,712	1,798

Actuarial liabilities and other policy liabilities, December 31	$77,489	$76,056

(1)	The increase in reserves arises from (a) lapse and morbidity assumption changes in the Reinsurance Business Unit and (b) strengthening the margin for future credit yield compression in US Individual. The decreases arise mainly from mortality assumption changes in the Reinsurance Business Unit.

(2)	Reserve increase due to the termination of a reinsurance treaty on Canada Group Benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
E) FAIR VALUE OF ACTUARIAL LIABILITIES, FUTURE INCOME TAXES AND DEFERRED NET REALIZED GAINS
The fair value of total actuarial liabilities shown in the tables above is $84,855 in 2005 and $81,641 in 2004. Fair value of actuarial liabilities is determined by reference to the fair value of the assets supporting those liabilities. The fair value of the net deferred income tax asset related to life insurance companies is $48 in 2005 (carrying value of $277) and $(494) in 2004 (carrying value of $294). Fair value of income taxes represents the amount that would be recognized on the balance sheet if the financial instruments were measured at fair value. Deferred net realized gains, which are generally taken into account in establishing the actuarial liabilities, do not exist when financial assets and liabilities are measured at fair value.
F) ASSUMPTIONS AND MEASUREMENT UNCERTAINTY
Mortality
Mortality refers to the rates at which death occurs for defined groups of people. Insurance mortality assumptions are generally based on the Company’s average five-year experience. For annuities, Company experience is generally combined with industry experience, since the Company’s own experience is insufficient to be statistically credible for most of its annuity product lines. Assumed mortality rates for life insurance contracts do not reflect any future improvement which might be expected. On annuities where lower mortality rates result in an increase in liabilities, assumed future mortality rates are adjusted to reflect estimated future improvements in the rates.
For products where higher mortality would be financially adverse to the Company, a 1% increase in the best estimate assumption would decrease net income by $80. For products where lower mortality would be financially adverse to the Company, a 1% reduction in the mortality assumption would decrease net income by $40.
Morbidity
Morbidity refers to both the rates of accident or sickness, and the rates of recovery therefrom, for defined groups of people. Most of the Company’s disability insurance is marketed on a group basis. In Canada and in Asia, the Company offers critical illness policies on an individual basis and in Canada, the Company offers long-term care on an individual basis; a significant block of critical illness business written in the United Kingdom has also been assumed by the Company’s Reinsurance business unit. Medical stop-loss insurance is offered on a group basis in the United States and Canada. In Canada, group morbidity assumptions are based on the Company’s five-year average experience, modified to reflect the trend in recovery rates. For long-term care and critical illness insurance, assumptions are developed in collaboration with the Company’s reinsurers and are largely based on their experience. In the United States, Company experience is used for both medical stop-loss and disability assumptions, with some consideration for industry experience. Larger provisions for adverse deviation are used for those benefits where Company or industry experience is limited. For products where the morbidity is a significant assumption, a 1% adverse change in that assumption would reduce net income by $16.
Asset Default
In addition to the allowances for losses on invested assets outlined in Note 6, the actuarial liabilities include an amount of $2,413 determined on a pre-tax basis ($2,160 in 2004) to provide for possible future asset defaults and loss of asset value on current assets and on future purchases. This provision results from a reduction in the expected future investment yield or a reduction in the value of equity assets recognized in the computation of actuarial liabilities. The reduction varies depending on the creditworthiness of the class of asset.
Sun Life Financial Inc. ■ sunlife.com  67

Notes to the Consolidated Financial Statements
Segregated Fund Guarantees
The Company has a large volume of variable annuities primarily in the United States subject to equity market movements. The Company also reinsures the guarantees offered on variable annuities issued by other insurance companies in the United States, although the Company no longer accepts new business on these reinsurance treaties. The Company monitors its experience for these guarantees on a monthly basis, and has hedged a percentage of its exposure with long-dated put options against the S&P 500.
The Company has a block of unit-linked products in the United Kingdom which offer guaranteed annuity purchase price options. While not segregated fund guarantees, the exposure to the annuity options is dependent on equity market movements.
The Company used stochastic modelling techniques which test a large number of different scenarios of future market returns to estimate the actuarial liability for the various guarantees offered under variable annuities and under the United Kingdom annuity options. The sensitivity of the actuarial liability to changes in expected equity market returns is significant for these blocks of business. For example, a 1% reduction in the expected long-term equity market return assumption would decrease net income by $36 in respect of these guarantees.
Interest Rate
Interest rate risk is the potential for financial loss arising from changes in interest rates. For example, the Company is exposed to this risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows under unfavourable interest environments.
To manage this risk, an investment policy statement is established for each portfolio of assets and related liabilities. Asset/liability management programs are in place to implement these policy statements. The primary approach used is duration gap analysis, which measures the sensitivity of assets and liabilities to interest rate changes across the entire yield curve. Key rate duration analysis is used to examine the duration gap of assets and liabilities at discrete intervals on the yield curve. These gaps are managed within specified tolerance limits.
Interest rate sensitivity is provided for in the actuarial liabilities for all policies, with adequate provisions to absorb moderate changes in interest rates.
For certain product types, including participating insurance and certain forms of universal life policies and annuities, policyholders share investment performance through changes in the amount of dividends declared or to the rate of interest credited. These changes occur routinely as interest rates change, and reflect the normal operation of these policies according to their contractual terms. These products generally have minimum interest rate guarantees.
For the Company’s actuarial liabilities, an immediate 1% parallel increase in interest rates at December 31, 2005, across the entire yield curve, would result in an estimated increase in net income of $29. Conversely, an immediate 1% parallel decrease in interest rates would result in an estimated decrease in net income of $143. These results do not reflect any management action.
Policy Termination Rates
Policyholders may allow their policies to terminate prior to the end of the contractual coverage period by choosing not to continue to pay premiums or by exercising one of the non-forfeiture options in the contract. Assumptions for termination experience on life insurance are generally based on the Company’s average five-year experience. Termination rates may vary by plan, age at issue, method of premium payment, and policy duration. For universal life contracts, it is also necessary to set assumptions about premium cessation occurring prior to termination of the policy. Studies prepared by industry or actuarial bodies are used for certain products where the Company’s experience is too limited to be statistically valid.
For individual life insurance products where fewer terminations would be financially adverse to the Company, net income would be decreased by $93 if the termination rate assumption were reduced by 10% starting in policy year six (5% for participating policies and policies with adjustable premiums). For products where more terminations would be financially adverse to the Company, net income would be decreased by $81 if an extra 1% of the in-force policies were assumed to terminate each year beginning in policy year six (0.5% for participating policies and policies with adjustable premiums).
Operating Expenses and Inflation
Actuarial liabilities provide for future policy-related expenses. These include the costs of premium collection, claims adjudication and processing, actuarial calculations, preparation and mailing of policy statements and related indirect expenses and overheads. Expense assumptions are mainly based on recent Company experience using an internal expense allocation methodology. Future expense assumptions reflect inflation. The sensitivity of actuarial liabilities to a 10% increase in unit expenses Company-wide would result in a decrease in net income of $253.
G) REINSURANCE AGREEMENTS
Reinsurance is used primarily to limit exposure to large losses. The Company has an individual life insurance retention policy and limits which require that such arrangements be placed with well-established, highly rated reinsurers. Coverage is well diversified and controls are in place to manage exposure to reinsurance counterparties. While reinsurance arrangements provide for the recovery of claims arising from the liabilities ceded, the Company retains primary responsibility to the policyholders. In addition, the Company assumes by retrocession a substantial amount of business from reinsurers. The effect of these reinsurance arrangements on premiums and payments to policyholders, beneficiaries and depositors is summarized as follows:
68   Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements

	2005	2004	2003

Premiums:
Direct premiums	$13,290	$13,235	$13,688
Reinsurance assumed	745	655	723
Reinsurance ceded	(1,095)	(987)	(868)

	$12,940	$12,903	$13,543

Payments to policyholders, beneficiaries and depositors:
Direct payments	$12,956	$12,671	$13,036
Reinsurance assumed	838	602	809
Reinsurance ceded	(992)	(741)	(919)

	$12,802	$12,532	$12,926

Actuarial liabilities are shown net of ceded reinsurance of $2,003 in 2005 ($2,931 in 2004).
H) ROLE OF THE APPOINTED ACTUARY
The Appointed Actuary is appointed by the Board and is responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.
The Appointed Actuary is required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet dates to meet all obligations to policyholders of the Company. Examination of supporting data for accuracy and completeness and analysis of Company assets for their ability to support the amount of policy liabilities are important elements of the work required to form this opinion.
The Appointed Actuary is required each year to analyze the financial condition of the Company and prepare a report for the Board. The 2005 analysis tested the capital adequacy of the Company until December 31, 2009, under various adverse economic and business conditions. The Appointed Actuary reviews the calculation of the Company’s Canadian capital and surplus requirements. In addition, foreign operations and foreign subsidiaries of the Company must comply with local capital requirements in each of the jurisdictions in which they operate. Furthermore, the Company is required to appropriate retained earnings of $2,857 ($2,328 in 2004). All of these regulatory requirements constrain the Company’s ability to distribute its retained earnings.
11. Senior Debentures
The following obligations are included in senior debentures:

	Currency of Borrowing	Interest Rate	Maturity	2005	2004

Partnership capital securities (Note 2)	U.S. dollars	8.53%	–	$699	$720
Sun Life Assurance debentures (Note 2):
Series A debenture	Canadian dollars	6.87%	2031	990	990
Series B debenture	Canadian dollars	7.09%	2052	200	200
Funding debenture(1)	Canadian dollars	7.09%	2052	3	10
Sun Life Financial senior unsecured debentures(2)	Canadian dollars	4.80%	2035	600	–

				$2,492	$1,920

Fair value				$2,723	$2,157

(1)	On December 30, 2005, $7 of the Funding debenture was redeemed prior to the maturity date.

(2)	On November 23, 2005, Sun Life Financial Inc. issued $600 principal amount of Series A Senior Unsecured 4.8% Fixed/Floating Debentures due 2035. These debentures will bear interest at a fixed annual rate of 4.8% per annum payable semi-annually until November 23, 2015; and at a variable rate payable quarterly equal to the Canadian dollar offered rate for three months’ bankers’ acceptances plus 1% thereafter until maturity on November 23, 2035. Sun Life Financial Inc. may redeem the debentures after 10 years at 100% of the principal amount. The debentures will be a direct senior unsecured obligation of the Company and will rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc.
Fair value is based on market price for the same or similar instruments as appropriate. Interest expense for the partnership capital securities and the debentures was $144, $150 and $155 for 2005, 2004 and 2003, respectively.
Sun Life Financial Inc. ■ sunlife.com  69

Notes to the Consolidated Financial Statements
12. Other Liabilities
A) COMPOSITION OF OTHER LIABILITIES
Other liabilities consist of the following:

	2005	2004	*

Accounts payable	$2,137	$2,727
Bank overdrafts	217	417
Bond repurchase agreements	1,614	1,645
Accrued expenses and taxes	1,075	919
Borrowed funds	127	153
Future income taxes (Note 19)	502	505
Accrued benefit liability (Note 21)	470	456
Provisions for future policyholder costs	54	82
Other	396	248

Total other liabilities	$6,592	$7,152

*	As restated for adoption of AcG 15 (Note 2).
B) BOND REPURCHASE AGREEMENTS
The Company enters into bond repurchase agreements for operational funding and liquidity purposes. Bond repurchase agreements have maturities ranging from 4 to 89 days, averaging 31 days, and bearing interest rates averaging 3.24% as at December 31, 2005 (2.5% in 2004).
As at December 31, 2005, the Company had assets with a total market value of $1,614 ($1,654 in 2004) pledged as collateral for the bond repurchase agreements.
C) BORROWED FUNDS
The following obligations are included in borrowed funds in the table above:

	Currency of Borrowing	Maturity	2005	2004

Bank credit facilities(1)	U.S. dollars	2006	$—	$36
Encumbrances on real estate	Canadian dollars	2006—2012	59	52
	U.S. dollars	2006—2014	68	65

Total borrowed funds			$127	$153

(1)	At a floating rate, linked to London Inter Bank Offered Rate.
At December 31, 2005, aggregate maturities of encumbrances on real estate are as follows:

Year	Amount

2006	$6
2007	15
2008	25
2009	2
2010	3
Thereafter	76

Total	$127

At December 31, 2005, bank credit facilities are nil ($36 in 2004) and the weighted average interest rates related to those borrowings is 2.9% (1.6% in 2004). The U.S. dollar bank credit facility is secured by the future distribution fee stream of the mutual funds under the management of MFS.
At December 31, 2005, the Company had $105 in a line of credit from a financial institution of which $105 was unused. This line of credit has a term of one year.
Interest expense for the borrowed funds was $33, $11 and $15 for 2005, 2004 and 2003, respectively.
70       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
13. Subordinated Debt
The following obligations are included in subordinated debt:

	Currency	Interest Rate	Maturity	2005	2004	*

Subordinated debentures(1)	Canadian dollars	6.65%	2015	$300	$300
Subordinated debentures(2)	Canadian dollars	6.15%	2022	799	799
Subordinated debentures(3)	Canadian dollars	6.30%	2028	150	150
Subordinated notes(4)	U.S. dollars	6.63%	2007	32	33
Subordinated notes	U.S. dollars	7.25%	2015	175	180

Total				$1,456	$1,462

Fair value				$1,617	$1,614

(1)	After October 12, 2010, interest is payable at 1% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time prior to October 12, 2010. On or after October 12, 2010, redeemable in whole on interest payment date.

(2)	After June 30, 2012, interest is payable at 1.54% over the 90-day Bankers’ Acceptance Rate. Redeemable in whole or in part at any time.

(3)	Redeemable in whole or in part at any time.

(4)	In the third quarter of 2003, $165 (81.6% of the originally issued notes) was redeemed. Redemption premiums of $24 ($14 net of taxes) were recorded in net investment income in 2003.

*	As restated for adoption of AcG 15 (Note 2).
Fair value is based on market prices for the same or similar instruments as appropriate. Interest expense on subordinated debt was $96, $107 and $122 for 2005, 2004 and 2003, respectively.
All subordinated debt qualifies as capital for Canadian regulatory purposes.
14. Non-controlling Interests in Subsidiaries
Non-controlling interests in the consolidated balance sheets consist of the following:

	2005	2004*

Preferred shares of Sun Life Assurance(1)	$—	$152
Non-controlling interests in MFS and McLean Budden Limited	50	36

Total non-controlling interests in subsidiaries	$50	$188

(1)	On June 30, 2005, these preferred shares were redeemed by Sun Life Assurance at $25 per share for a total amount of $150, excluding declared dividends also paid upon redemption.

*	As restated for adoption of AcG 15 (Note 2).
Non-controlling interests in net income of subsidiaries include the preferred shares dividend payments of $3 ($7 in 2004 and $7 in 2003) and non-controlling interests in MFS and McLean Budden Limited of $20 ($21 in 2004 and $7 in 2003).
15. Share Capital and Normal Course Issuer Bid
A) SHARE CAPITAL
The authorized share capital of Sun Life Financial Inc. consists of the following:
•	An unlimited number of common shares without nominal or par value. Each common share is entitled to one vote at meetings of the shareholders of Sun Life Financial Inc. There are no preemptive, redemption, purchase or conversion rights attached to the common shares.

•	An unlimited number of Class A and Class B non-voting preferred shares, issuable in series. The Board is authorized to fix before issuing the shares, the number, the consideration per share, the designation of and the rights and restrictions of the Class A and Class B shares of each series, subject to the special rights and restrictions attached to all the Class A and Class B shares. The Board has authorized three Series of Class A non-voting preferred shares.
Sun Life Financial Inc. ■ sunlife.com       71

Notes to the Consolidated Financial Statements
The changes and the number of shares issued and outstanding are as follows:

	2005		2004		2003
	Number		Number		Number
	of Shares	Amount	of Shares	Amount	of Shares	Amount

Preferred shares (in millions of shares)
Balance, January 1	—	$—	—	$—	—	$—
Preferred shares issued, Series 1	16	400	—	—	—	—
Preferred shares issued, Series 2	13	325	—	—	—	—
Issuance costs, net of taxes	—	(13)	—	—	—	—

Balance, December 31	29	$712	—	$—	—	$—

Common shares (in millions of shares)
Balance, January 1	592	$7,238	600	$7,289	618	$7,420
Common shares issued, net of issuance costs, granted as consideration for business acquisition (Note 3)	—	—	—	—	2	63
Stock options exercised (Note 18)	3	99	2	75	1	28
Common shares purchased for cancellation	(13)	(164)	(10)	(126)	(18)	(222)
Common shares cancelled for lost policyholders	—	—	—	—	(3)	—

Balance, December 31	582	$7,173	592	$7,238	600	$7,289

On July 15, 2005, Sun Life Financial Inc. issued $325 of Class A Non-Cumulative Preferred Shares, Series 2, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.30 per share, yielding 4.8% annually. Subject to regulatory approval, on or after September 30, 2010, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium. On February 25, 2005, Sun Life Financial Inc. issued $400 of Class A Non-Cumulative Preferred Shares, Series 1, at $25 per share. Holders are entitled to receive a non-cumulative quarterly dividend of $0.297 per share, yielding 4.75% annually. Subject to regulatory approval, on or after March 31, 2010, Sun Life Financial Inc. may redeem these shares, in whole or in part, at a declining premium. Related underwriting commissions of $13 (net taxes of $7) were deducted from preferred shares in the consolidated statements of equity.
In accordance with the provisions of the Demutualization Plan of Sun Life Assurance Company of Canada and the share capital by-law of Sun Life Financial Inc., unclaimed demutualization benefits issued to eligible policyholders whose addresses were not known to the Company (lost policyholders) were cancelled on February 22, 2003. The unclaimed demutualization benefits that were cancelled on February 22, 2003, include approximately three million common shares of Sun Life Financial Inc. with a nominal share capital, accumulated dividends of approximately $3 and demutualization benefits payable in cash of approximately $10. Under the Demutualization Plan, lost policyholders may claim their cancelled demutualization benefits (including all unpaid dividends on shares) at any time without interest.
Subsequent Event
On January 13, 2006, Sun Life Financial Inc. issued $250 of Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
B) NORMAL COURSE ISSUER BID
In February 2003, Sun Life Financial Inc. announced a normal course issuer bid program under which it was authorized to purchase, for cancellation, through the Toronto Stock Exchange (TSX), up to 31 million common shares, representing approximately 5% of its issued and outstanding common shares at that time. This program covered the period from February 14, 2003 to January 5, 2004. On January 8, 2004, Sun Life Financial Inc. announced a similar normal course issuer bid to purchase up to 30 million common shares, representing approximately 5% of its issued and outstanding common shares at that time, during the period from January 12, 2004, to January 11, 2005. On January 6, 2005, the Company announced the renewal of its normal course issuer bid to purchase up to 30 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covered the period from January 12, 2005, to January 11, 2006. Purchases were executed on the TSX at the prevailing market price in amounts and times determined by the Company.
Amounts repurchased under the normal course issuer bids are as follows:

	2005		2004	2003

Number of shares repurchased (in millions)	13		10	18
Amount(1)	$544	(2)	$388	$527
Average price per share	$41.10		$37.93	$28.88

(1)	The total amount repurchased is allocated to common shares and retained earnings in the consolidated statements of equity. The amount recorded to common shares is based on the average cost per common share.

(2)	As at December 31, 2005, an additional $11 were subscribed for but not settled or cancelled.

72       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
Subsequent Event
On January 10, 2006, Sun Life Financial Inc. announced that it was authorized to purchase up to 29 million shares, representing approximately 5% of its issued and outstanding common shares, under a renewed normal course issuer bid program that will cover the period from January 12, 2006, to January 11, 2007.
16. Operating Expenses
Operating expenses consist of the following:

	2005	2004	2003

Compensation costs	$1,726	$1,557	$1,510
Premises and equipment costs	286	290	287
Restructuring and other related charges	10	27	128
Capital asset depreciation and amortization (Note 9)	63	62	67
Other(1)	836	895	1,096

Total operating expenses	$2,921	$2,831	$3,088

(1)	Other for 2004 includes a pre-tax provision for MFS regulatory issues and other actions of $66 ($338 in 2003).
17. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2005	2004*	2003*

Common shareholders’ net income	$1,843	$1,680	$1,307
Less: Effect of stock options of subsidiaries(1)	5	2	–

Common shareholders’ net income on a diluted basis	$1,838	$1,678	$1,307

Weighted average number of shares outstanding for basic earnings per share (in millions)	587	599	608
Add: Adjustments relating to the dilutive impact of stock options(1), (2)	3	3	–

Weighted average number of shares outstanding on a diluted basis (in millions)	590	602	608

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period.

(2)	Options to purchase approximately four million shares of Sun Life Financial Inc. at the average exercise price of $33.22 per share were outstanding as at December 31, 2003. However, they were not included in the diluted earnings per share calculations, because their exercise prices were greater than the average market price of the common shares.

*	As restated for adoption of AcG 15 (Note 2).
18. Stock-Based Compensation
A) STOCK OPTION PLANS
Sun Life Financial Inc. granted stock options to certain employees and directors under the Executive Stock Option Plan and the Director Stock Option Plan and to all eligible employees under the Special 2001 Stock Option Award Plan. These options may be exercised at the closing price of the common shares on the TSX on the trading day preceding the grant date. The options granted under the stock option plans will vest at various times: over a four-year period under the Executive Stock Option Plan with the exception of two special grants with a five-year period; two years after the grant date under the Special 2001 Stock Option Award Plan; and over a two-year period under the Director Stock Option Plan. All options have a maximum exercise period of 10 years. The maximum number of common shares that may be issued under the Executive Stock Option Plan, the Special 2001 Stock Option Award Plan and the Director Stock Option Plan are 29,525,000 shares, 1,150,000 shares and 150,000 shares, respectively. Effective April 2, 2003, further grants under the Sun Life Financial Inc. Director Stock Option Plan were discontinued.
Sun Life Financial Inc. ■ sunlife.com      73

Notes to the Consolidated Financial Statements
The activities in the stock option plans for the years ended December 31 are as follows:

	2005		2004		2003
	Number of	Weighted	Number of	Weighted	Number of	Weighted
	Stock Options	Average	Stock Options	Average	Stock Options	Average
	(Thousands)	Exercise Price	(Thousands)	Exercise Price	(Thousands)	Exercise Price

Balance, January 1	12,457	$26.90	15,239	$27.17	12,421	$29.82
Granted	1,339	40.80	173	36.67	4,778	27.70
Exercised	(2,999)	26.11	(2,267)	25.69	(863)	22.51
Forfeited	(748)	25.61	(688)	26.97	(1,097)	28.76

Balance, December 31	10,049	$28.95	12,457	$26.90	15,239	$27.17

Exercisable, December 31	5,750	$27.59	6,318	$27.36	5,291	$27.30

The stock options outstanding and exercisable as at December 31, 2005, by exercise price, are as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average
	Number of	Remaining	Weighted	Number of	Weighted
	Stock Options	Contractual	Average	Stock Options	Average
Range of exercise prices	(Thousands)	Life (Years)	Exercise Price	(Thousands)	Exercise Price

$19.05 to $24.30	3,163	6.26	$22.17	1,914	$22.24
$25.28 to $30.91	3,645	6.03	28.49	2,362	28.63
$31.00 to $33.20	1,830	6.18	32.75	1,396	32.65
$36.50 to $44.73	1,411	8.96	40.41	78	36.65

	10,049	6.54	$28.95	5,750	$27.59

The weighted average fair values of the stock options, calculated using the Black-Scholes option-pricing model, granted during the year ended December 31, 2005, was $9.68 ($9.81 and $7.61 for 2004 and 2003, respectively). The Black-Scholes option-pricing model used the following assumptions to determine the fair value of options granted during the year:

Weighted average assumptions	2005	2004	2003

Risk-free interest rate	4.3%	4.5%	5.0%
Expected volatility	20.0%	24.8%	25.0%
Dividend yield	2.4%	2.3%	2.5%
Expected life of the option (in years)	5.6	7.0	7.0
Option expenses of $9 in 2005 ($11 and $26 in 2004 and 2003, respectively) were recognized in operating expenses in the consolidated statements of operations. For the options issued prior to January 1, 2002, and valued using the intrinsic value method, no compensation expense was recognized as the option’s exercise price was not less than the market price of the underlying stock on the day of grant.
B) EMPLOYEE SHARE OWNERSHIP PLAN
The Company matches employees’ contributions to the Sun Life Financial Employee Stock Plan (Plan) for eligible employees in Canada who may contribute from 1% to 20% of their base earnings to the Plan. The Company matches 50% of the lower of the employee contributions and 5% of the employee’s base earnings to an annual maximum of one thousand five hundred dollars. The Company’s contributions vest immediately and are expensed.
C) OTHER STOCK-BASED COMPENSATION PLANS
All other stock-based compensation plans use notional units that are valued based on Sun Life Financial Inc.’s common share price on the TSX. Any fluctuation in Sun Life Financial Inc.’s common share price changes the value of the units, which affects the Company’s stock-based compensation expense. Upon redemption of these units, payments are made to the employees with a corresponding reduction in the accrued liability. The Company uses equity swaps and forwards to hedge its exposure to variations in cash flows due to changes in Sun Life Financial Inc.’s common share price for all of these plans.
Details of these plans are as follows:
Senior Executives’ Deferred Share Unit (DSU) Plan: Under the DSU plan, designated executives may elect to receive all or a portion of their annual incentive award in the form of DSUs. Each DSU is equivalent to one common share and earns dividend equivalents in the form of additional DSUs at the same rate as the dividends on common shares. The designated executives must elect to participate in the plan prior to the beginning of the plan year and this election is irrevocable. Awards generally vest immediately, however, participants are not permitted to redeem the DSUs until termination, death or retirement. The value at the time of redemption will be based on the fair market value of the common shares immediately before their conversion.
Restricted Share Unit (RSU) Plan: Under the RSU plan, participants are granted units that are equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold RSUs for 36 months from the date of grant. RSUs earn dividend equivalents in the form of additional RSUs at the same rate as the dividends on common shares. The redemption value is the fair market value of an equal number of common shares.
74      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
Performance Share Unit (PSU) Plan: Under the PSU plan, participants are granted units that are the equivalent to one common share and have a fair market value of a common share on the date of grant. Plan participants must hold PSUs for 36 months from the date of grant. PSUs earn dividend equivalents in the form of additional PSUs at the same rate as the dividends on common shares. No PSUs will vest or become payable unless the Company meets its threshold targets with respect to specified performance targets. The plan provides for an enhanced payout if the Company achieves superior levels of performance to motivate participants to achieve a higher return for shareholders. Payments to participants are based on the number of PSUs earned multiplied by the market value of the common shares at the end of the three-year performance period.
Expenses and outstanding units: The outstanding units and expenses recorded to operating expenses in the consolidated statements of operations are summarized in the following table. Since expenses for the DSUs are accrued as part of incentive compensation in the year awarded, the expenses below do not include these accruals. The expenses presented in the table that follows include increases in the liabilities for DSUs, RSUs and PSUs due to changes in the fair market value of the common shares of Sun Life Financial Inc. and the accruals of the RSU and PSU liabilities over the vesting period, and exclude any reduction in expenses due to the impact of hedging.

	2005	2004	2003

Number of units (in thousands):
Deferred share units	587	542	582
Restricted share units	2,080	1,644	664
Performance share units	461	273	—
Expense recorded (in millions)	$46	$30	$9
D) STOCK-BASED COMPENSATION PLANS OF SUBSIDIARIES
A subsidiary of the Company grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. The restricted stock awards were granted in 2005 and under the terms of this plan, shares are granted but vesting requirements must be met in order for employees to have full ownership rights to these shares. The restricted stock awards vest over a five-year period. The stock options granted in 2005 vest over a four-year period. No stock-based compensation awards were granted in 2004. Options granted in 2003 vested immediately.
The outstanding awards and expenses recorded to operating expenses in the consolidated statements of operations for these awards are summarized as follows:

	2005	2004	2003

Awards outstanding (in thousands)	192	140	172
Expense recorded (in millions)	$13	$—	$6
19. Income Taxes
In the consolidated statements of operations, the income tax expense for the Company’s worldwide operations has the following components:

	2005	2004	*	2003	*

Canadian income tax expense:
Current	$127	$98		$61
Future	151	95		192

Total	278	193		253

Foreign income tax expense (benefit):
Current	327	(67)		235
Future	(74)	137		(131)

Total	253	70		104

Total income taxes expense	$531	$263		$357

*	As restated for adoption of AcG 15 (Note 2).
The after-tax undistributed earnings of most non-Canadian subsidiaries would be taxed only upon their repatriation to Canada. The Company recognizes a future tax liability, if any, on these undistributed earnings to the extent that management expects they will be repatriated in the foreseeable future. To the extent repatriation of such earnings is not currently planned, the Company has not recognized the future tax liability. If the undistributed earnings of all non-Canadian subsidiaries not currently planned were repatriated, additional taxes that would be payable are estimated to be $75 as at December 31, 2005 ($63 and $67 in 2004 and 2003, respectively).
Sun Life Financial Inc. ■ sunlife.com       75

Notes to the Consolidated Financial Statements
The Company’s effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	2005		2004 *		2003 *
		%		%		%

Total net income	$1,876		$1,693		$1,306
Add: Income taxes expense	531		263		357
Non-controlling interests in net income of subsidiaries	23		28		14

Total net income before income taxes and non-controlling interests in net income of subsidiaries	$2,430		$1,984		$1,677

Taxes at the combined Canadian federal and provincial statutory income tax rate	$850	35.0	$655	33.0	$579	34.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	(148)	(6.0)	(259)	(13.1)	(134)	(8.0)
Tax (benefit) cost of unrecognized losses	(35)	(1.5)	(19)	(1.0)	(37)	(2.2)
Tax exempt investment income	(114)	(4.7)	(94)	(4.7)	(91)	(5.4)
Capital taxes	8	0.3	7	0.4	11	0.7
Changes to statutory income tax rates	—	—	—	—	29	1.7
Other	(30)	(1.2)	(27)	(1.4)	—	—

Company’s effective worldwide income taxes	$531	21.9	$263	13.2	$357	21.3

*	As restated for adoption of AcG 15 (Note 2).
The Company has accumulated tax losses, primarily in the United Kingdom, totalling $893 ($1,317 in 2004). The benefit of these tax losses has been recognized to the extent that they are more likely than not to be realized in the amount of $78 ($93 in 2004) in future income taxes. The Company will realize this benefit in future years through a reduction in current income taxes as and when the losses are utilized. These tax losses are subject to examination by various tax authorities and could be reduced as a result of the adjustments to tax returns. Furthermore, legislative, business or other changes may limit the Company’s ability to utilize these losses.
The following are the future tax assets and liabilities in the consolidated balance sheets by source of temporary differences:

	2005		2004*
	Assets	Liabilities	Assets	Liabilities

Investments	$198	$395	$196	$484
Actuarial liabilities	18	(14)	134	35
Deferred acquisition costs	301	9	300	(2)
Losses available for carry forward	177	(2)	250	(40)
Other	74	114	36	28

	768	502	916	505
Valuation allowance	(101)	—	(197)	—

Total	$667	$502	$719	$505

*	As restated for adoption of AcG 15 (Note 2).
Future income taxes are the result of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the recognized tax effects in the consolidated statements of operations are as follows:

	2005	2004 *	2003 *

Investments	$(107)	$(193)	$(65)
Actuarial liabilities	68	126	113
Deferred acquisition costs	2	97	(144)
Losses (incurred) utilized	10	220	118
Other	104	(18)	39

Future income tax expense	$77	$232	$61

*	As restated for adoption of AcG 15 (Note 2).
76       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
20. Commitments, Guarantees and Contingencies
A) LEASE COMMITMENTS
The Company leases offices and certain equipment. These are operating leases with rents charged to operations in the year to which they relate. Total future rental payments for the remainder of these leases are as follows:

	2006	2007	2008	2009	2010	Thereafter

Future rental payments	$103	$93	$56	$45	$37	$118

B) CONTRACTUAL COMMITMENTS
In the normal course of business, various contractual commitments are outstanding which are not reflected in the consolidated financial statements. At December 31, 2005, there were outstanding contractual commitments as follows:

	Expires in	Expires in	Expires in
	30 Days	31 to 365 Days	2007 or Later	Total

Contractual commitments	$218	$1,254	$694	$2,166

The majority of these commitments are to extend credit under commercial and residential mortgage loans and private placements.
C) LETTERS OF CREDIT
The Company issues commercial letters of credit in the normal course of business. At December 31, 2005, letters of credit in the amount of $209 have been issued.
D) INDEMNITIES
In the normal course of its business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, trade-mark licensing agreements, underwriting and agency agreements, information technology agreements, distribution agreements, financing agreements and service agreements. These agreements may require the Company to compensate the counterparties for damages, losses, or costs incurred by the counterparties as a result of breaches in representation, changes in regulations (including tax matters) or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The Company has also agreed to indemnify its directors and certain of its officers and employees in accordance with the Company’s by-laws. These indemnification provisions will vary based upon the nature and terms of the agreements. In many cases, these indemnification provisions do not contain limits on the Company’s liability and the occurrence of contingent events that will trigger payment under these indemnities is difficult to predict. As a result, the Company cannot estimate its potential liability under these indemnities. The Company believes that the likelihood of conditions arising that would trigger these indemnities is remote and, historically, the Company has not made any significant payment under such indemnification provisions.
In certain cases, the Company has recourse against third parties with respect to the aforesaid indemnities and the Company also maintains insurance policies that may provide coverage against certain of these claims.
E) LEGAL AND REGULATORY PROCEEDINGS
Sun Life Financial Inc., MFS and certain of its subsidiaries, MFS Corporation Retirement Committee, various MFS funds, certain current and/or former Trustees of those MFS funds, and certain officers of MFS have been named as defendants in multiple lawsuits filed in U.S. federal and state courts. These lawsuits variously have been commenced as class actions or individual actions on behalf of investors who purchased, held or redeemed shares of the MFS funds during specified periods, as ERISA actions by participants in certain retirement plan accounts on behalf of those accounts, or as derivative actions on behalf of MFS funds. The lawsuits relating to market timing and related matters have been transferred to, and consolidated before, the United States District Court for the District of Maryland, as part of a multi-district litigation of market timing and related claims involving several other fund complexes (In re Mutual Funds Investment Litigation (Alger, Columbia, Janus, MFS, One Group, Putnam, Allianz Dresdner), No. 1:04-md-15863 (transfer began March 19, 2004)). The market timing cases related to the MFS funds are Riggs v. MFS et al., Case No. 04-CV-01162-JFM (direct), Hammerslough v. MFS et al., Case No. 04-MD-01620 (derivative), Anita Walker v. MFS et al., Case No. 1:04-CV-01758 (ERISA) and Reaves v. MFS Series Trust I, et al., Case No. 1:05-CV-02220-JFM (Class B Shares). The plaintiffs in these consolidated lawsuits generally seek injunctive relief including removal of the named Trustees, adviser and distributor, rescission of contracts and 12b-1 Plans, disgorgement of fees and profits, monetary damages, punitive damages, attorney’s fees and costs, and other equitable and declaratory relief. Two lawsuits alleging improper brokerage allocation practices and excessive compensation are pending in the United States District Court for the District of Massachusetts (Forsythe v. Sun Life Financial Inc., et al., No. 04cv10584 (GAO) (a consolidated action) and Marcus Dumond, et al. v. Massachusetts Financial Servs. Co., et al., No. 04cv11458 (GAO)). The plaintiffs in these lawsuits generally seek compensatory damages, punitive damages, recovery of fees, rescission of contracts, an accounting, restitution, declaratory relief, equitable and/or injunctive relief and attorney’s fees and costs.
Sun Life Financial Inc. ■ sunlife.com       77

Notes to the Consolidated Financial Statements
The various lawsuits generally allege that some or all of the defendants (i) permitted or acquiesced in market timing and/or late trading in some of the MFS funds and, inadequately disclosed MFS’s internal policies concerning market timing and such matters, (ii) received excessive compensation as fiduciaries to the MFS funds, or (iii) permitted or acquiesced in the improper use of fund assets by MFS to support the distribution of MFS fund shares and inadequately disclosed MFS’s use of fund assets in this manner. The actions assert that some or all of the defendants violated U.S. federal securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, the Investment Company Act of 1940 and the Investment Advisers Act of 1940, the Employee Retirement Income Security Act of 1974, as well as fiduciary duties and other violations of common law. Insofar as any of these actions is appropriately brought derivatively on behalf of any of the MFS funds, any recovery will inure to the benefit of the MFS funds. In February, March and April 2005 the defendants filed separate motions to dismiss all claims of the various lawsuits (except Reaves, which has not been separately briefed), and hearings have been held on these motions.
On November 3, 2005, the district judge considering the motions to dismiss the Riggs and Hammerslough actions issued memoranda indicating that it intends to grant in part and deny in part defendants’ motions in these actions. The judge will issue a formal order after the parties submit proposed orders consistent with the court’s memoranda. Sun Life Financial cannot predict the outcome of these actions with certainty and is accordingly unable to determine the potential impact that they may have on Sun Life Financial’s results of operations, financial position and cash flows at the present time. Additional lawsuits based upon similar allegations may be filed in the future.
In addition, Sun Life Financial Inc. and its subsidiaries are engaged in various other legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of Sun Life Financial.
F) PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowments. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At December 31, 2005, the combined provision was $73 ($121 in 2004).
78       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
21. Pension Plans and Other Post-Retirement Benefits
The following tables set forth the status of the defined benefit pension and other post-retirement benefit plans.

	Pension		Post-Retirement
	2005	2004	2005	2004

Change in projected benefit obligation:
Projected benefit obligation, January 1	$2,190	$2,053	$293	$291
Service cost	56	56	7	7
Interest cost	123	121	17	17
Actuarial losses (gains)	344	85	39	9
Benefits paid	(87)	(103)	(12)	(10)
Curtailments, settlements and plan amendments	(34)	1	(4)	(17)
Effect of changes in currency exchange rates	(102)	(23)	(2)	(4)

Projected benefit obligation, December 31(1), (2)	$2,490	$2,190	$338	$293

Accumulated benefit obligation, December 31(3)	$2,343	$2,019

Change in plan assets:
Fair value of plan assets, January 1	$2,177	$2,077	$—	$—
Net actual return on plan assets	231	200	—	—
Employer contributions	35	25	12	10
Benefits paid	(87)	(103)	(12)	(10)
Effect of changes in currency exchange rates	(92)	(22)	—	—

Fair value of plan assets, December 31(1)	$2,264	$2,177	$—	$—

Net funded status, December 31	$(226)	$(13)	$(338)	$(293)
Unamortized net actuarial loss	601	394	80	45
Unamortized past service cost	8	11	(22)	(20)
Unamortized transition asset	(108)	(132)	(9)	(10)
Contributions (transfers), October 1 to December 31(1)	(1)	(1)	1	1

Accrued benefit asset (liability), December 31(1)	$274	$259	$(288)	$(277)

Balance sheet classification of accrued benefit asset (liability), December 31:
Other assets	$456	$438	$—	$—
Other liabilities	$182	$179	$288	$277

Pension plans with projected benefit obligations in excess of plan assets:
Projected benefit obligations	$1,715	$1,496

Plan assets	$1,364	$1,239

Weighted average assumptions:

	Pensions		Post-Retirement
	To Measure Benefit	To Measure the Net	To Measure Benefit	To Measure the Net
	Obligation as of the Plans’	Benefit Costs or Income	Obligation as of the Plans’	Benefit Costs or Income
	Measurement Date(1)	for the Period	Measurement Date(1)	for the Period

Discount rate	5.1%	5.8%	5.1%	6.0%
Expected long-term rate of return on plan assets	7.4%	7.2%	—	—
Rate of compensation increase	3.6%	3.9%	—	—

(1)	The measurement date for most of the plans in the United States is September 30. For all other defined benefit plans, the measurement date is December 31. For plans with a September 30 measurement date, contributions from October 1 to December 31 are reflected in the balance sheet for the current year but excluded from the September 30 plan asset balance.

(2)	The date of the most recent actuarial valuation for funding purposes was January 1, 2005. The date of the next required actuarial valuation for funding purposes is January 1, 2006.

(3)	The Accumulated Benefit Obligation is smaller than the Projected Benefit Obligation since it does not recognize projected future compensation increases.
Discount rate, return on plan assets and rate of compensation increase:
The major economic assumptions which are used in determining the actuarial present value of the accrued benefit obligations vary by country. In determining the discount rate for the Canadian plans, a yield curve for long term Corporate AA bonds is developed from the Government of Canada yield curve by adding an appropriate adjustment to reflect the risk characteristics of high-quality Corporate bonds. This curve is then used to calculate a level discount rate by reference to the spot yields on high-quality, non-callable, zero-coupon Corporate bonds with maturities that match the estimated benefit cash flows for the plan.
Sun Life Financial Inc. ■ sunlife.com      79

Notes to the Consolidated Financial Statements
In determining the discount rate for the plans in the United States, a benchmark rate is used by referencing various published indexes such as the Merrill Lynch 10+ High Quality Index, 30-year Treasury Bonds, Moody’s Aa, and Moody’s Baa. The discount rate assumption is selected after considering the projected cash flows paid from the Company’s United States benefit plans based on plan demographics, plan provisions, and the economic environment as of the measurement date.
The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions by asset class and is selected from a range of possible future asset returns.
The rate of compensation increase is a long-term rate based on current expectations of future pay increases.

	Pension			Post-Retirement(1)
	2005	2004	2003	2005	2004	2003

Components of defined benefit cost recognized:
Service cost, curtailments and settlements	$56	$57	$54	$7	$7	$8
Plan amendments	—	1	3	(4)	(17)	—
Interest cost	123	121	112	17	17	17
Actual return on plan assets	(231)	(201)	(252)	—	—	—
Actuarial losses (gains)	341	84	185	39	9	26

Benefit cost before adjustments to recognize the long-term nature of defined benefit plans	$289	$62	$102	$59	$16	$51

Adjustments to recognize the long-term nature of defined benefit plans:
Difference between expected and actual return on plan assets for year	71	41	99	—	—	—
Difference between actuarial losses (gains) recognized and actual actuarial losses (gains) on accrued benefit obligation for year	(342)	(74)	(170)	(37)	(7)	(25)
Difference between amortization of past service costs for year and actual plan amendments for year	1	1	(1)	2	16	—
Amortization of transition obligation (asset)	(19)	(20)	(20)	(2)	(2)	(2)

Total adjustments to defer costs to future periods	$(289)	$(52)	$(92)	$(37)	$7	$(27)

Total benefit cost recognized	$—	$10	$10	$22	$23	$24

(1)	The assumed medical cost trend rate used in measuring the accumulated post-retirement benefits obligation in Canada in 2005 was 10%, decreasing by 0.5% each year until 2014, after which it remains at 5.5%. In the United States in 2005, the assumed rate was 10%, decreasing evenly to 5% by 2011, and remaining at that level thereafter. The assumed dental cost trend rate is 4.5% in Canada and 5% in the United States.
Health care cost calculations are based on trend rate assumptions which may differ from actual results. Changes in trend rate assumptions by 1% in either direction will change the health care cost as follows:

	1%
	Increase	Decrease

Effect on post-retirement benefit obligations	$53		$(45)
Effect on aggregated service and interest costs	$5	$	(4)
Composition of fair value of plan assets, December 31:

	2005	2004

Equity investments	49.7%	48.0%
Fixed income investments	43.4%	44.7%
Real estate investments	2.1%	2.7%
Other	4.8%	4.6%

Total composition of fair value of plan assets	100.0%	100.0%

Target allocation of plan assets, December 31:

	2005	2004

Equity investments	46.3%	45.2%
Fixed income investments	44.8%	45.0%
Real estate investments	5.3%	5.1%
Other	3.6%	4.7%

Total	100.0%	100.0%

80       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
The assets of the defined benefit pension plans are primarily held in trust for plan members and are managed within the provisions of the plans’ investment policies and procedures. Diversification of the investments is used to minimize credit, market and foreign currency risks. Due to the long-term nature of the pension obligations and related cash flows, asset mix decisions are based on long-term market outlooks within the specified tolerance ranges. The long-term investment objectives of the defined benefit pension plans are to exceed the real rate of investment return assumed in the actuarial valuation of plan liabilities. Over shorter periods, the objective of the defined benefit pension plans is to exceed the average market returns of a well-diversified portfolio. Liquidity is managed with consideration to the cash flow requirements of the liabilities.
Permitted investments of the defined benefit pension plans include guaranteed funds, annuities, as well as pooled and non-pooled variable accumulation funds in addition to any other investment vehicle approved by the plan sponsors which is eligible under pension regulations. The policy statement for each fund or manager mandate either prohibits, or permits, within specified constraints, the use of derivative instruments such as options and futures. The use of derivative instruments is limited to unleveraged substitution and hedging strategies. The defined benefit pension plans may not invest in securities of a related party or lend to any related party unless such securities are publicly traded and selected by the manager acting independently on behalf of all that manager’s discretionary accounts or pooled funds which have mandates similar to that of the Company’s defined benefit pension plans.
The following tables set forth the expected contributions and expected future benefit payments of the defined benefit pension and other post-retirement benefit plans.

		Post-
	Pension	Retirement	Total

Expected contributions for the next 12 months	$18	$12	$30
Expected future benefit payments

	2006	2007	2008	2009	2010	2011–2015

Pension	$82	$86	$88	$92	$97	$564
Post-retirement	11	11	12	12	13	73

Total	$93	$97	$100	$104	$110	$637

The total contribution made by the Company to defined contribution plans was $38 in 2005, $35 in 2004 and $35 in 2003.
22. Foreign Exchange Gain
In 2005, the Company reduced its net investment in its United Kingdom self-sustaining foreign operation. The reduction was a result of a capital restructuring whereby the foreign operation repaid capital of 450 U.K. Pounds. A foreign exchange gain of $74, equivalent to the proportionate amount of the foreign exchange gain accumulated in the currency translation account, was recognized in net investment income for the year ended December 31, 2005 (nil in 2004 and 2003). The adjustment for foreign exchange gain included in the consolidated statements of equity includes the foreign exchange loss from the disposal of Cuprum of $52 as described in Note 3.
23. Summary of Differences Between Accounting Principles Generally Accepted in Canada and in the United States
The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (Cdn. GAAP). These accounting principles differ in certain respects from accounting principles generally accepted in the United States (U.S. GAAP). The differing basis of accounting changes the incidence of profit recognition over its lifetime. Regardless of the accounting basis chosen, the total profit of an insurance contract will not change. The financial statement impact and a description of the material differences follow.
Sun Life Financial Inc. ■ sunlife.com       81

Notes to the Consolidated Financial Statements
A) RECONCILIATION OF SELECTED CDN. GAAP FINANCIAL STATEMENT INFORMATION TO U.S. GAAP
i) Consolidated statements of operations:

	2005		2004		2003

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP*	U.S. GAAP	Cdn. GAAP*	U.S. GAAP

Revenue
Premiums	$12,940	$7,135	$12,903	$6,883	$13,543	$7,229
Net investment income	6,079	6,030	5,924	5,693	5,703	5,758
Net realized gains		788		793		373
Fee income	2,899	2,965	2,903	3,098	2,810	3,053

	21,918	16,918	21,730	16,467	22,056	16,413

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors	13,506	8,920	13,114	9,218	13,470	9,159
Increase in actuarial liabilities	872	1,274	1,425	835	1,510	1,109
Acquisition expense amortization	138	439	179	473	234	613
Other expenses	4,972	3,979	5,028	3,838	5,165	4,096

	19,488	14,612	19,746	14,364	20,379	14,977

Income Before Income Taxes and Non-controlling Interests	2,430	2,306	1,984	2,103	1,677	1,436
Income taxes expense	531	445	263	403	357	277
Non-controlling interests in net income of subsidiaries	23	23	28	35	14	14

Income Before Dividends Declared on Preferred Shares	1,876	1,838	1,693	1,665	1,306	1,145
Less preferred share dividends	24	24	—	—	—	—

Income Before Cumulative Effect of Accounting Changes	1,852	1,814	1,693	1,665	1,306	1,145
Cumulative effect of accounting changes, net of taxes		—		(179)		—

Total Net Income	1,852	1,814	1,693	1,486	1,306	1,145
Less participating policyholders’ net income (loss)	9	—	13	—	(1)	—

Common Shareholders’ Net Income	$1,843	$1,814	$1,680	$1,486	$1,307	$1,145

Earnings per share
Basic
Net operating income	$3.14	$3.09	$2.81	$2.78	$2.15	$1.88
Cumulative effect of accounting changes		—		(0.30)		—

Common shareholders’ net income	$3.14	$3.09	$2.81	$2.48	$2.15	$1.88

Diluted
Net operating income	$3.12	$3.07	$2.79	$2.77	$2.15	$1.88
Cumulative effect of accounting changes		—		(0.30)		—

Common shareholders’ net income	$3.12	$3.07	$2.79	$2.47	$2.15	$1.88

Weighted average shares outstanding in millions
Basic	587	587	599	599	608	608
Diluted	590	590	602	602	608	608

*	As restated for adoption of AcG15 (Note 2).
ii) Comprehensive income:
U.S. GAAP includes the concept of comprehensive income. Comprehensive income is a measure of changes in the equity of the Company during the year. It includes both net income and other comprehensive income (OCI). OCI includes the movement in the foreign currency translation account, unrealized gains and losses on available-for-sale securities as well as the income tax impact arising therefrom, changes to deferred acquisition costs, and other liabilities.
82      Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements

	2005	2004	2003

Total net income based on U.S. GAAP	$1,838	$1,486	$1,145
Other comprehensive income:
Change in unrealized foreign currency translation gains and losses*	(308)	(437)	(1,688)
Unrealized gains on available for sale securities	789	721	1,207
Reclassification adjustment for (gains) losses included in net income	(702)	(354)	(711)
Changes to deferred acquisition costs and other liabilities	19	(535)	(320)
Changes in gains on derivatives designated as cash flow hedges	12	4	6
Other	(11)	—	(95)
Additional minimum pension liability	(90)	(30)	(17)
Income taxes	(18)	4	(133)

Shareholders’ comprehensive income (loss)	$1,529	$859	$(606)

*	Shown as part of consolidated statements of equity under Cdn. GAAP.
iii) Consolidated balance sheets:

	2005		2004

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP*	U.S. GAAP

Assets
Bonds	$66,154		$64,496
Bonds – available for sale (amortized cost: 2005 – $57,870; 2004 – $57,120)		$61,417		$60,758
Bonds – trading		4,377		4,129
Mortgages and corporate loans	14,561	18,639	13,862	17,389
Stocks	3,856		3,463
Stocks – available for sale (amortized cost: 2005 – $2,209; 2004 – $1,692)		2,636		2,059
Stocks – trading		1,350		1,317
Real estate, net of accumulated depreciation (accumulated depreciation: 2005 – $368; 2004 – $333)	3,241	2,187	3,148	2,208
Policy loans	2,989	2,989	2,936	2,936
Cash and cash equivalents	2,740	2,733	3,748	3,759
Short-term securities(1)	2,351	2,349	2,210	2,379
Other invested assets	2,700	4,732	3,048	3,579

Total invested assets	98,592	103,409	96,911	100,513
Deferred acquisition costs	271	6,223	362	5,704
Future income taxes(2)	667	153	719	4
Goodwill	5,963	4,645	5,471	4,527
Intangible assets	801	803	751	754
Other assets	4,572	8,353	3,589	8,569
Segregated funds assets(3)		60,854		56,555

Total consolidated assets	$110,866	$184,440	$107,803	$176,626

Segregated funds net assets(3)	$60,984		$56,564

Liabilities and Equity
Actuarial liabilities	$75,777	$48,597	$74,258	$47,856
Contract holder deposits		36,971		37,085
Other policy liabilities	1,712	3,278	1,798	3,022
Amounts on deposit	3,382	3,375	3,144	3,136
Future income taxes(2)	502	1,131	505	1,032
Deferred net realized gains	3,859		3,466
Senior debentures	2,492	2,492	1,920	1,920
Other liabilities	6,090	9,048	6,647	8,371

Total consolidated liabilities	93,814	104,892	91,738	102,422
Subordinated debt	1,456	1,456	1,462	1,462
Non-controlling interests in subsidiaries	50	50	188	195
Segregated funds liabilities(3)		60,854		56,555
Equity	15,546	17,188	14,415	15,992

Total consolidated liabilities and equity	$110,866	$184,440	$107,803	$176,626

Segregated funds contract liabilities(3)	$60,984		$56,564

*	As restated for adoption of AcG 15 (Note 2).

(1)	U.S. GAAP terminology is short-term investments.

(2)	U.S. GAAP terminology is deferred income tax.

(3)	U.S. GAAP terminology is separate accounts.
Sun Life Financial Inc. ■ sunlife.com       83

Notes to the Consolidated Financial Statements
iv) Consolidated statements of equity:

	2005			2004
	Cdn. GAAP	U.S. GAAP		Cdn. GAAP	U.S. GAAP

Participating Policyholders’ Capital Account:
Balance, January 1	$85	$		$72	$
Net income attributed to participating policyholders	9			13

Balance, December 31	94			85

Shareholders’ Equity:
Preferred Shares
Balance, January 1	725		725	—		—
Shares issued, net of issuance costs	(13)		(13)	—		—

Balance, December 31	712		712	—		—

Paid in Capital
Balance, January 1	7,308		13,345	7,365		13,495
Common shares issued, net of issuance costs, as consideration for business acquisition(1)	—		—	—		—
Stock options exercised(2)	78		78	58		58
Common shares purchased for cancellation(1)	(164)		(301)	(126)		(230)
Stock option compensation(3)	17		17	11		12
Subsidiary equity transaction			9			10

Balance, December 31	7,239		13,148	7,308		13,345

Retained Earnings
Balance, January 1	8,116		2,907	7,212		2,094
Adjustment for change in accounting policy	3		—	4		—

Balance, beginning of period, as restated	8,119		2,907	7,216		2,094
Net income for the period attributed to shareholders	1,867		1,838	1,680		1,486
Dividends on common shares	(581)		(581)	(515)		(515)
Dividends on preferred shares	(24)		(24)	—		—
Common shares purchased for cancellation	(380)		(243)	(262)		(158)

Balance, December 31	9,001		3,897	8,119		2,907

Currency Translation Account
Balance, January 1	(1,097)		(1,270)	(673)		(833)
Changes for the period	(403)		(308)	(424)		(437)

Balance, December 31	(1,500)		(1,578)	(1,097)		(1,270)

Accumulated Unrealized Gains and Losses
Unrealized gains on available-for-sale securities			2,696			2,694
Gains on derivatives designated as cash flow hedges			6			1
Deferred acquisition costs and other liabilities			(1,557)			(1,615)
Additional minimum pension liability			(136)			(70)

Balance, December 31			1,009			1,010

Total Equity	$15,546		$17,188	$14,415		$15,992

     (1) Shown as share capital under Cdn. GAAP.
     (2) Shown as share capital and contributed surplus under Cdn. GAAP.
     (3) Shown as contributed surplus under Cdn. GAAP.
84       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
v) Effect of differences between Cdn. GAAP and U.S. GAAP net income:
For the differences between Cdn.GAAP and U.S. GAAP net income listed below, please refer to the following section for a description of the differences in accounting policies.

	2005	2004*	2003*

Total net income in accordance with Cdn. GAAP	$1,876	$1,693	$1,306

Adjustments related to:
Investments
Bonds	208	266	274
Stocks and segregated fund units	265	229	(14)
Derivative instruments	493	117	453
Real estate	(54)	5	(83)

Total investments	912	617	630

Deferred acquisition costs
Deferred acquisition costs — deferred	720	909	860
Deferred acquisition costs — amortization and interest	(301)	(290)	(440)

Total deferred acquisition costs	419	619	420

Actuarial liabilities and other policyholder revenues and expenses
Premium and fees revenue	(5,448)	(5,528)	(5,786)
Payments to policyholders, beneficiaries and depositors	4,586	3,896	4,311
Actuarial liabilities	(402)	590	401

Total actuarial liabilities and other policyholder revenues and expenses	(1,264)	(1,042)	(1,074)

Other	(191)	(82)	(247)
Income tax effect of above adjustments	86	(140)	110
Change in accounting policy	—	(179)	—
Redemption premiums	—	—	—

Total net income in accordance with U.S. GAAP	$1,838	$1,486	$1,145

*	As restated for adoption of AcG 15 (Note 2).
B) SIGNIFICANT ACCOUNTING POLICY DIFFERENCES BETWEEN CDN. GAAP AND U.S. GAAP APPLICABLE TO THE COMPANY
The Cdn. GAAP accounting and actuarial policies are discussed in Notes 1 and 10, respectively.

Cdn. GAAP		U.S. GAAP

Bonds	Bonds are carried at amortized cost. Realized gains and losses are deferred and amortized to income using the constant yield method over the remaining period to maturity.	Bonds are carried at market value. The bonds are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Realized gains and losses are included in net income immediately. Certain bonds are included in mortgages and corporate loans, as they do not meet the definition of a security.

Stocks	Stocks are originally recorded at cost. The carrying value is adjusted towards the fair value at 5% of the difference between fair value and carrying value per quarter. Realized gains and losses are deferred and amortized into net investment income at the rate of 5% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire stock portfolio.	Stocks are carried at market value. The stocks are classified as available for sale or trading. Unrealized gains and losses are included in other comprehensive income if classified as available for sale, and included in net income if classified as trading. Other than temporary declines in the value of stock result in a write-down charged to income.
Sun Life Financial Inc. ■ sunlife.com       85

Notes to the Consolidated Financial Statements

Cdn. GAAP		U.S. GAAP

Real estate	Real estate held for investment is originally recorded at cost. The carrying value is adjusted towards the fair value at 3% of the difference between fair value and carrying value per quarter. Realized gains and losses on sales are deferred and amortized into net investment income at the rate of 3% of the unamortized balance each quarter. The Company records a write-down for any other than temporary decline in the value of the entire real estate portfolio.	Real estate held for investment is carried at depreciated cost. Realized gains and losses on sales are reflected in income immediately. Other than temporary declines in value of specific properties result in a write-down charged to income.

Derivatives	Most of the Company’s derivatives are accounted for as either fixed term portfolio investments or equity portfolio investments. Fixed term portfolio investment accounting reports investments at amortized cost. Equity portfolio investments are carried at a value calculated using a moving average market method. Realized gains and losses on the derivatives are deferred and amortized into net investment income.	Derivative instruments are carried at their fair values. Changes in fair values of derivatives that are not hedges are recorded in income as they arise. For fair value hedges, the gain or loss on the derivative as well as the related offsetting adjustment to the carrying value of the hedged item for the effective portion of the hedging derivative are recognized in income. For cash flow hedges, the effective portion of the changes in the fair value of the derivatives is recorded in other comprehensive income and the ineffective portion is recognized in income.

	Certain derivative instruments are classified as hedges and either accounted for using hedge accounting or fair value accounting. Under hedge accounting, the accounting for the derivative follows the underlying asset or liability that is being hedged. Under fair value accounting, the derivative instrument is recorded at fair value on the balance sheet with increases or decreases recorded to net investment income. Foreign exchange exposure of an anticipated purchase transaction may qualify for hedge accounting.	If an option within an insurance contract has economic characteristics that are different from that of the insurance contract and the option meets the definition of a derivative instrument, the option is known as an embedded derivative. The embedded derivatives are separately accounted for as stand-alone derivatives and carried at fair values with the changes in fair value recorded in income. Foreign exchange exposure of an anticipated purchase transaction would not qualify for hedge accounting.

Deferred acquisition costs	Costs of acquiring new insurance and annuity business, primarily commissions; underwriting; issue expenses and agency expenses are implicitly recognized in actuarial liabilities for most of the policies.	Acquisition costs are deferred and recorded as an asset. Amortization of such costs is dependent on the product to which the costs relate. For participating life insurance contracts, except for participating policies in the United Kingdom, amortization is based on a constant percentage of gross margin. For universal life and investment-type contracts, amortization is based on a constant percentage of gross profit. For other non-participating products, including term, group and disability insurance, as well as participating policies in the United Kingdom, amortization is based on a constant percentage of premium. In cases where amortization is based on gross profit or margin, and available-for-sale bonds or stocks are used to support the underlying contract liability or actuarial reserve, a portion of the unrealized gains and losses balance is removed from equity and netted against the deferred acquisition cost balance.

Actuarial liabilities and contract holder deposits	Actuarial liabilities are calculated in accordance with Canadian generally accepted actuarial practice. This method uses best estimate assumptions for future experience factors adjusted to provide modest margins for adverse deviation in each experience factor.	The actuarial liabilities for participating life policies, except those in the United Kingdom, are computed using a net level premium reserve method with interest and mortality assumptions based primarily upon those assumptions used for establishing the cash surrender values in the contract. For universal life-type and investment contracts, contract holder deposits represent account balances and U.S. GAAP liabilities primarily equal account value balances. The account values represent an accumulation of gross deposits received plus credited interest less withdrawals, expenses and mortality charges. Other non-participating products include term, group and disability insurance. For these products, as well as participating contracts in the United Kingdom, a net level premium method is used with assumptions locked in at time of issue, unless the business is in a loss recognition position, in which case a best estimate gross premium valuation is used.
86       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements

Cdn. GAAP		U.S. GAAP

Deferred net realized gains	Realized gains and losses on sales of invested assets are deferred and amortized.	Realized gains and losses are recognized in income immediately.

Premium revenue, fee income, maturities and surrenders, and interest on claims and deposits	Premiums for universal life and other investment-type contracts are recorded as revenue, and a liability for future policy benefits is established as a charge to income. Interest accrued on contracts is shown as an increase in actuarial liabilities. Payments to contract holders upon maturity are reflected as an expense with an offsetting reduction to the increase in actuarial liabilities.	Amounts received for universal life and investment-type contracts are not included in the income statement but are reported as deposits to contract holder account balances. Revenues from these contracts are limited to amounts assessed against policyholders’ account balances for mortality, policy administration and surrender charges, and are included in fee income when earned. Interest accrued on contracts is included in interest on claims and deposits. Payments upon maturity or surrender are reflected as reductions to the contract holder deposits on the balance sheet. Other payments in excess of the account value, such as death claims, are reflected as an expense.

Minimum pension liability	There is no requirement to record the additional minimum pension liability.	For a defined benefit pension plan, an additional minimum pension liability is required to be recognized if an unfunded Accumulated Benefit Obligation (ABO) exists and (i) an accrued benefit asset is recorded, or (ii) an accrued benefit liability is recorded for an amount less than the unfunded ABO. The additional minimum liability is calculated by reference to the excess of the ABO, which is smaller than the Projected Benefit Obligation (PBO) since it does not recognize projected future compensation increases, over the fair value of plan assets. If an additional minimum liability is required to be recognized for a defined benefit pension plan, an intangible asset is recorded up to the amount of any unamortized past service cost, and/or unamortized transitional obligation with any remaining excess recorded as part of other comprehensive income. The additional minimum liability is recorded as an accrued benefit liability.

Redemption of subordinated debts	Redemption premiums are recorded once an obligation to redeem the principal amount of capital debentures is incurred.	Redemption premiums are recorded when the principal amount of the capital debentures is redeemed.

Cumulative translation adjustment	A proportionate amount of the exchange gain or loss accumulated in the separate component of shareholders’ equity is reflected in net income when there is a reduction in the Company’s net investment in a foreign operation resulting from a capital transaction dilution, or sale of all or part of the foreign operation.	A proportionate amount of exchange gains or losses accumulated in the separate component of shareholders’ equity is reflected in net income only when there is a reduction in the Company’s net investment in the foreign operation resulting from the sale of all or part of the foreign operation.

Guarantees	Disclosure is required for all significant guarantees provided by the Company.	In addition to the disclosure requirements, for all guarantees issued or modified after December 31, 2002, recognition of a liability is required at the fair value of the obligation assumed.

Future income tax asset and liability(1)	Future income tax liabilities and assets are recognized based on the differences between the accounting values of assets and liabilities and their related tax bases using income tax rates of enacted or substantially enacted tax law.	Future income tax liabilities and assets are recorded based on income tax rates of currently enacted tax law. Differences in the provisions for income taxes arise from differing accounting policies for assets and liabilities, and differences in the recognition of tax rate changes are disclosed in part C (vii) of this note.

Segregated funds(2)	Assets and liabilities of segregated funds are shown separately from general assets and liabilities of the Company. The Company’s investment in segregated funds is included in other invested assets.	Assets and liabilities are called separate accounts and are required to be included within the financial statements of the Company. Any excess of the separate account assets over separate account liabilities primarily represents the Company’s investment in segregated funds.

The Company’s investment in separate accounts is included in other invested assets, consistent with Cdn. GAAP.

(1)	U.S. GAAP terminology is deferred income tax.

(2)	U.S. GAAP terminology is separate accounts.
Sun Life Financial Inc. ■ sunlife.com       87

Notes to the Consolidated Financial Statements
C) ADDITIONAL INFORMATION REQUIRED TO BE REPORTED UNDER U.S. GAAP
i) Realized gains (losses) from sales and redemptions of available-for-sale securities included in net realized gains:

	2005	2004	2003

Bonds:
Gross realized gains	$618	$698	$618
Gross realized losses	$(122)	$(216)	$(266)

Stocks:
Gross realized gains	$217	$233	$27
Gross realized losses	$(65)	$(51)	$(91)
ii) Change in net unrealized gains included in net investment income for securities classified as trading:

	2005	2004	2003

Bonds	$12	$41	$54
Stocks	$348	$201	$113
iii) Real estate: The depreciation expense included in the U.S. GAAP other expenses is as follows:

	2005	2004	2003

Depreciation expense	$56	$59	$37
iv) Derivatives: When the Company enters into a derivative contract, management decides if the derivative should be designated as a hedge of an identified risk exposure and documented in order to obtain hedge accounting following the requirements of Statement of Financial Accounting Standards No. 133 ( SFAS 133), Accounting for Derivative Instruments and Hedging Activities. With the exceptions noted below, hedge accounting is not pursued under SFAS 133 for most derivative instruments, and the derivatives are recorded on the balance sheet at their fair values with changes in their fair values reported in net investment income. As at December 31, 2005, the Company had equity forwards designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans expected to occur in 2007 and 2008. The difference between the forward price and the spot price of these forwards is excluded from the assessment of hedge effectiveness and was recorded in net investment income in 2004 and 2005. A portion of the amount included in OCI related to these forwards is reclassified to income as the liability is accrued for the stock-based compensation awards over the vesting period. In 2004, the Company had designated certain interest rate swaps as cash flow hedges of the interest rate risk relating to a floating rate loan. These swaps expired in 2005.
Additional information pertaining to these cash flow hedges is as follows:

	2005	2004

Change in fair value	$8	$3
Amount reclassified from OCI to income during the reporting period	$4	$1
Amount expected to be reclassified to income during the next 12 months	$3	$1
Component of loss excluded from hedge effectiveness assessment	$2	$2
The above numbers are all net of income taxes. There was no ineffectiveness from these hedges reported to net income in 2005 and 2004.
In both 2004 and 2005, the Company designated certain cross currency interest rate swaps and forwards as hedges of the currency exposure of net investments in foreign operations. The gain (loss) on these derivatives of $46 is included in the foreign currency translation account movement for 2005 ($85 in 2004) in the statements of comprehensive income. In 2005, the Company designated certain cross currency interest rate swaps as fair value hedges of the foreign currency exposure on foreign currency bonds. There was no ineffectiveness recorded to net income for any of these hedges.
88       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
v) Unrealized loss positions for which an other than temporary impairment has not been recognized
The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual available-for-sale securities have been in a continuous unrealized loss position, at December 31, 2005.

	Less than 12 Months		12 Months or More		Total

		Unrealized		Unrealized		Unrealized
Description of securities	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Debt securities	$16,140	$(322)	$3,755	$(255)	$19,895	$(577)
Common stock	174	(21)	40	(20)	214	(41)

Total temporarily impaired securities	$16,314	$(343)	$3,795	$(275)	$20,109	$(618)

Available for sale debt securities have generally been identified as temporarily impaired if their amortized cost as at December 31, 2005, was greater than their fair value, resulting in an unrealized loss. Unrealized gains and losses in respect of investments designated as trading have been included in net income and have been excluded from the above table.
Unrealized losses are largely due to interest rate fluctuations and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s asset/liability management practices, and based on a review of these investment holdings, it is believed that the contractual terms of these debt securities will be met and/or the Company can hold these investments until recovery in value.
A total of 3,101 debt securities were in an unrealized loss position at December 31, 2005, of which 2,460 were in a continuous loss position for less than 12 months and 641 positions for 12 months or more. Of the 2,460 debt securities, unrealized losses less than 12 months included 1,705 positions with an aggregate fair value of $6,060 (302 positions with an aggregate fair value of $514 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding. A total of 107 common stock positions were in a loss position at December 31, 2005, of which 83 were in a continuous loss position for less than 12 months and 24 positions for 12 months or more. Of the 83 common stock positions, unrealized losses less than 12 months included 53 positions with an aggregate fair value of $39 (12 positions with an aggregate fair value of $3 for 12 months or more) having unrealized losses of less than one hundred thousand dollars per individual holding.
vi) Stock-based compensation: The intrinsic value method of accounting was used to account for stock options that were granted in 2001 under Cdn. and U.S. GAAP. In 2002, the Company changed its accounting policy for stock options granted to employees from the intrinsic value method to the fair value method effective January 1, 2002, on a prospective basis. Had the fair value method been used for the options granted in 2001, there would have been no net income impact for the year ended December 31, 2005 ($2 reduction in net income in 2004 and $6 in 2003). Basic and diluted earnings per share for 2005 and 2004 would not have been impacted while both basic and diluted earnings per share for 2003 would have been reduced by $0.01.
vii) Future income tax asset and liability(1): Differences between Cdn. GAAP and U.S. GAAP that arise from differing accounting policies for assets and liabilities and differences in the recognition of tax rate changes are as follows:

	2005

	Future Income Tax Asset(1)		Future Income Tax Liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$198	$(208)	$395	$1,852
Actuarial liabilities	18	978	(14)	(2,159)
Deferred acquisition costs	301	(506)	9	1,081
Losses available for carry forward	177	14	(2)	(166)
Other	74	(119)	114	478

Future tax asset/liability before valuation allowance	768	159	502	1,086
Valuation allowance	(101)	(6)	—	45

Total	$667	$153	$502	$1,131

	2004

	Future Income Tax Asset(1)		Future Income Tax Liability(1)

	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Investments	$196	$(262)	$484	$1,804
Actuarial liabilities	134	688	35	(2,424)
Deferred acquisition costs	300	(446)	(2)	682
Losses available for carry forward	250	16	(40)	(277)
Other	36	8	28	880

Future tax asset/liability before valuation allowance	916	4	505	665
Valuation allowance	(197)	—	—	367

Total	$719	$4	$505	$1,032

(1)	U.S. GAAP terminology is deferred income tax.
Sun Life Financial Inc. ■ sunlife.com      89

Notes to the Consolidated Financial Statements
viii) Acquisition: The Company acquired all of the outstanding common shares of CMG Asia effective October 18, 2005, as described in Note 3. The following amounts of the assets, liabilities and goodwill at the dates of acquisition under Cdn. and U.S. GAAP are different due to the different accounting policies used for the two standards.

	CMG Asia
	Cdn. GAAP		U.S. GAAP

Invested assets acquired	$1,548		$1,548
Other assets acquired(1)	122		422
Segregated funds assets acquired	—		532

	1,670		2,502

Actuarial liabilities and other policy liabilities acquired	1,453		1,344
Amounts on deposit acquired	159		159
Other liabilities acquired	40		38
Segregated funds liabilities acquired	—		532

	1,652		2,073

Net balance sheet assets acquired	$18		$429

Considerations given:
Cash cost of acquisition	$535	(2)	$513
Transaction and other related costs	9		9

	$544		$522

Goodwill on acquisition	$526		$93

(1)	Other assets acquired included value of business acquired of $287 under U.S. GAAP.

(2)	Includes the cost to hedge the foreign exchange exposure of the purchase price.
The following supplemental unaudited pro forma information has been prepared to give effect to the acquisition of CMG Asia, as if the transaction had been completed at the beginning of 2003. This information is calculated by combining the results of operations of the Company for 2005, 2004 and 2003 with that of CMG Asia prior to the acquisition date. The pro forma information is not intended to reflect what would have actually resulted had the transaction been completed at the beginning of 2003 or what may be obtained in the future. Where applicable the impact of synergy savings and integration costs arising from the acquisition have been reflected.
Supplemental unaudited pro forma condensed information:

	2005	2004	2003

Revenue	$17,136	$16,809	$16,767

Total common shareholders’ net income before realized gains	$1,034	$709	$792
Net realized gains	791	810	383

Common shareholders’ net income	$1,825	$1,519	$1,175

Weighted average number of shares outstanding (in millions)	587	599	608
Basic earnings per share	$3.11	$2.54	$1.93

Shareholders’ net income on a diluted basis	$1,820	$1,517	$1,175
Weighted average number of shares outstanding on a diluted basis (in millions)	590	602	608
Diluted earnings per share	$3.08	$2.52	$1.93
ix) Earnings per share:
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

	2005		2004		2003
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Common shareholders’ net income before cumulative effect of accounting changes	$1,843	$1,814	$1,680	$1,665	$1,307	$1,145
Cumulative effect of accounting changes, net of income taxes		—		(179)		—

Common shareholders’ net income	$1,843	$1,814	$1,680	$1,486	$1,307	$1,145
Less: Effect of stock options of subsidiaries	5	5	2	2	—	—

Common shareholders’ net income on a diluted basis	$1,838	$1,809	$1,678	$1,484	$1,307	$1,145

Weighted average number of shares outstanding (in millions)	587	587	599	599	608	608
Add: Adjustments relating to the dilutive impact of stock options	3	3	3	3	—	—

Weighted average number of shares outstanding on a diluted basis (in millions)	590	590	602	602	608	608

90       Sun Life Financial Inc. ■ Annual Report 2005

Notes to the Consolidated Financial Statements
x) Statements of cash flows: Under Cdn. GAAP, deposits, maturities and withdrawals related to investment-type contracts and universal life contracts are included in operating activities. Under U.S. GAAP, deposits, maturities and withdrawals are reflected as financing activities; these cash flow items are as follows:

	2005	2004	2003

Deposits and withdrawals reclassified to financing activities:
Deposits to policyholders’ accounts	$6,401	$5,656	$6,102

Withdrawals from policyholders’ accounts	$6,021	$5,986	$6,363

xi) Guarantees: No material guarantees were identified that required recognition in these consolidated financial statements.
xii) Liabilities for Contract Guarantees: The Company offers various guarantees to certain policyholders including a return of no less than (a) total deposits made on the contract less any customer withdrawals, (b) total deposits made on the contract less any customer withdrawals plus a minimum return, or (c) the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death, upon annuitization, or at specified dates during the accumulation period of an annuity.
For policies with a guaranteed minimum death benefit, the net amount at risk represents the excess of the value of the guaranteed minimum death benefit over the account value. This is a hypothetical amount that would only have been payable on December 31, 2005, had all of the policyholders died on that date. For policies with a guaranteed minimum income benefit, the net amount at risk represents the excess of the cost of an annuity to meet the minimum income guarantee over the account value. For the most part, these guarantees may not yet be exercised and there are limitations on when these guarantees may be exercised.
The table below represents information regarding the Company’s variable annuity and unit-linked pension contracts with guarantees at December 31, 2005:

			Weighted Average
		Net Amount	Attained Age
Benefit type	Account Balance	at Risk	of Contract Holders

Minimum death	$34,164	$3,442	60
Minimum income	$3,006	$873	49
Minimum accumulation or withdrawal	$2,388	$—	58
The following summarizes the additional reserve for the minimum guaranteed death benefit and income benefit at December 31, 2005:

	Minimum	Guaranteed
	Guaranteed	Minimum
	Death Benefit	Income Benefit	Total

Balance at January 1, 2004	$64	$183	$247
Incurred guaranteed benefits	30	1	31
Paid guaranteed benefits	(57)	(13)	(70)
Interest	1	21	22
Effect of changes in currency exchange rates	(1)	1	—

Balance at December 31, 2004	37	193	230

Benefit ratio and assumption changes	19	—	19
Incurred guaranteed benefits	43	1	44
Paid guaranteed benefits	(43)	(22)	(65)
Interest	2	51	53
Effect of changes in currency exchange rates	10	(29)	(19)

Balance at December 31, 2005	$68	$194	$262

The liability for death and income benefit guarantees is established equal to a benefit ratio multiplied by the cumulative contract charges earned, plus accrued interest less contract benefit payments. The benefit ratio is calculated as the estimated present value of all expected contract benefits divided by the present value of all expected contract charges. The benefit ratio may be in excess of 100%.
For guarantees in the event of death, benefits represent the current guaranteed minimum death payments in excess of the current account balance. For guarantees at annuitization, benefits represent the present value of the minimum guaranteed annuity benefits in excess of the current account balance.
Sun Life Financial Inc. ■ sunlife.com       91

Notes to the Consolidated Financial Statements
Projected benefits and assessments used in determining the liability for guarantees are developed using models and stochastic scenarios that are also used in the development of estimated expected future gross profits. Underlying assumptions for the liability related to income benefits include assumed future annuitization elections based upon factors such as eligibility conditions and the annuitant’s attained age. The liability for guarantees will be re-evaluated periodically, and adjustments will be made to the liability balance through a charge or credit to policyowner benefits.
Guaranteed minimum accumulation benefits and withdrawal benefits are considered to be derivatives under SFAS No. 133, and are recognized at fair value through earnings. The guaranteed minimum accumulation and withdrawal benefits was a liability of $194 and $190 as at January 1, 2005 and December 31, 2005, respectively.
D) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS ADOPTED BY THE COMPANY IN 2005
i) EITF 03-6 – Participating Securities and the Two-Class Method Under Financial Accounting Standards Board (FASB) Statement No. 128, Earnings Per Share: On March 21, 2004, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on EITF 03-6. This EITF requires the calculation of earnings per share to be changed to measure the impact of certain securities or other instruments or contracts that entitle their holders to participate in undistributed earnings of the reporting entity, provided such entitlement is nondiscretionary and objectively determinable. EITF 03-6 is effective for the first interim or annual reporting period that begins after March 31, 2004, and requires retroactive adjustment to earnings per share presented for prior periods. This change in accounting policy did not have a material impact on these consolidated financial statements.
E) U.S. GENERALLY ACCEPTED ACCOUNTING STANDARDS NOT YET ADOPTED BY THE COMPANY
i) FASB Statement No. 153 – Exchanges of Non-monetary Assets (SFAS 153): In December 2004, the FASB issued SFAS No. 153, an amendment of APB No. 29. This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The Statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company will apply the accounting requirements to non-monetary exchanges in 2006 but does not expect this Statement to have a material impact on its consolidated financial statements.
ii) FASB Statement No. 154 – Accounting Changes and Error Corrections (SFAS 154): FASB issued SFAS 154, applying to all voluntary accounting principle changes as well as the accounting for and reporting of such changes. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 requires that voluntary changes in accounting principles be retrospectively applied to financial statements from previous periods unless such application is impracticable. The Company will apply this Statement for accounting changes and error corrections occurring in 2006.
iii) FASB Statement No. 123R – Share-Based Payment (SFAS 123R): On December 16, 2004, the FASB issued SFAS 123R which replaces FASB Statement No. 123 (SFAS 123), Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based payment transactions using APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company is required to apply SFAS 123R effective January 1, 2006. SFAS 123R covers the accounting requirements for a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. SFAS 123R requires that compensation cost for employee stock-based compensation be measured based on the grant-date fair value and recognized in the financial statements over the vesting period. Costs related to liability instruments are to be based on its current fair value and remeasured subsequently at each reporting date. Since the Company is currently applying the fair value method of SFAS 123 for recognition of compensation cost, SFAS 123R will not have a material impact on its 2006 consolidated financial statements.
iv) Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 107 (SAB 107): The SAB is consistent with and does not alter any of the conclusions or requirements of Statement 123R. SAB 107 provides practical guidance regarding certain matters important to selecting and applying models. The Company does not expect this SAB to have a material impact on its consolidated financial statements in 2006.
24. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2005.
92      Sun Life Financial Inc. ■ Annual Report 2005

Appointed Actuary’s Report/Auditors’ Report
Appointed Actuary’s Report
THE SHAREHOLDERS AND DIRECTORS OF SUN LIFE FINANCIAL INC.
I have valued the policy liabilities of Sun Life Financial Inc. for its consolidated balance sheets at December 31, 2005 and 2004 and their change in the consolidated statements of operations for the years then ended in accordance with accepted actuarial practice, including selection of appropriate assumptions and methods.
In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.
Robert W. Wilson
Fellow, Canadian Institute of Actuaries
Toronto, Canada
February 13, 2006
Auditors’ Report
THE SHAREHOLDERS OF SUN LIFE FINANCIAL INC.
We have audited the consolidated balance sheets of Sun Life Financial Inc. and the separate consolidated statements of segregated funds net assets as at December 31, 2005 and 2004, and the consolidated statements of operations, equity, cash flows and changes in segregated funds net assets for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company and its segregated funds as at December 31, 2005 and 2004 and the results of the Company’s operations, its cash flows and the changes in its segregated funds net assets for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Deloitte & Touche LLP
Chartered Accountants
Toronto, Canada
February 13, 2006
Sun Life Financial Inc. ■ sunlife.com      93

SOURCES OF EARNINGS
The following is provided in accordance with the OSFI guideline requiring Sources of Earnings (SOE) disclosure. SOE is not a Canadian generally accepted accounting principles (GAAP) measure. There is no standard SOE methodology. The calculation of SOE is dependent on, and sensitive to, the methodology, estimates and assumptions used.
SOE identifies various sources of Canadian GAAP net income. It provides an analysis of the difference between actual net income and expected net income based on assumptions made at the beginning of the reporting period. The terminology used in the discussion of sources of earnings is described below:
Expected Profit on In-Force Business
The portion of the consolidated net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best-estimate assumptions made at the beginning of the reporting period.
Impact of New Business
The point-of-sale impact on net income of writing new business during the reporting period. Issuing new business may produce a loss at the point-of-sale, primarily because valuation assumptions are conservative relative to pricing assumptions and actual acquisition expenses may exceed those assumed in pricing. New business losses are often produced by sales of individual life insurance, where valuation margins and acquisition expenses are relatively high.
Experience Gains and Losses
Gains and losses that are due to differences between the actual experience during the reporting period and the best-estimate assumptions at the start of the reporting period.
Management Actions and Changes in Assumptions
Impact on net income resulting from changes in actuarial methods and assumptions or other management actions.
Earnings on Surplus
Net investment income earned on the Company’s surplus assets less debt service costs.
ANALYSIS OF RESULTS
For the year ended December 31, 2005, the expected profit on in-force business of $1,540 million was $107 million higher than the 2004 level. Expected profit for the Company would have been $70 million greater in 2005, if the Canadian dollar had not strengthened. The increase in expected profit reflected business growth across the Company.
The new business issued in 2005 led to losses of $160 million compared to $117 million a year ago. The increased new business losses were primarily due to the increase in sales volume and higher acquisition costs resulting from business growth and the acquisition of CMG Asia.
The 2005 and 2004 experience gains were primarily attributable to higher investment income and favourable mortality and morbidity experience in SLF Canada and favourable market experience in SLF U.S. and Corporate.
For the year 2005, there were favourable expense assumption changes of $126 million in SLF Canada, partially offset by unfavourable expense assumption changes of $104 million in Corporate. There were favourable credit and mortality assumption changes in SLF Canada of $31 million and $35 million, respectively, and favourable model corrections of $49 million in SLF U.S. Corporate had a write-down of $43 million on the sale of Cuprum.
For the year 2004, there were favourable expense assumption changes of $85 million in SLF Canada, partially offset by unfavourable expense assumption changes of $89 million in Corporate. There were favourable credit and mortality assumption changes in SLF Canada of $94 million and $52 million, respectively. SLF U.S. had unfavourable assumption changes of $161 million on lapse and $30 million for interest rate spread compression, which were partially offset by a favourable assumption change of $78 million reflecting favourable industry tax rulings. There was an unfavourable assumption change of $58 million in Corporate run-off reinsurance to allow for greater stock risk.
Earnings on surplus increased by $101 million in 2005 relative to the 2004 level of $451 million, primarily due to increases in surplus investment assets, gains on limited partnership investments and good credit experience.
SOURCES OF EARNINGS

For the year ended December 31, 2005
(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected Profit on In-Force Business	728	411	293	44	64	1,540
Impact of New Business	(33)	(63)	—	(46)	(18)	(160)
Experience Gains and Losses	179	63	—	1	124	367
Management Actions and Changes in Assumptions	285	42	—	21	(217)	131

Earnings on Operations (pre-tax)	1,159	453	293	20	(47)	1,878
Earnings on Surplus	214	155	—	39	144	552

Earnings before Income Taxes	1,373	608	293	59	97	2,430
Income Taxes	(385)	(113)	(110)	(17)	94	(531)

Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	988	495	183	42	191	1,899
Less:
Non-controlling Interests	17	(1)	4	—	3	23
Par Policyholders’ Income (Loss)	8	1	—	—	—	9
Preferred Share Dividends	—	—	—	—	24	24

Common Shareholders’ Net Income	963	495	179	42	164	1,843

94            Sun Life Financial Inc. ■ Annual Report 2005

SOURCES OF EARNINGS

For the year ended December 31, 2004
(in millions of Canadian dollars)	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Total

Expected Profit on In-Force Business	651	425	291	34	32	1,433
Impact of New Business	(23)	(68)	—	(26)	—	(117)
Experience Gains and Losses	155	102	—	7	22	286
Management Actions and Changes in Assumptions	261	(120)	—	16	(164)	(7)
Regulatory Settlement Provisions Related to MFS	—	—	(62)	—	—	(62)

Earnings on Operations (pre-tax)	1,044	339	229	31	(110)	1,533
Earnings on Surplus	170	108	—	28	145	451

Earnings before Income Taxes	1,214	447	229	59	35	1,984
Income Taxes	(293)	(55)	(108)	(14)	207	(263)

Earnings before Non-controlling Interests, Par Income and Preferred Share Dividends	921	392	121	45	242	1,721
Less:
Non-controlling Interests	14	—	7	—	7	28
Par Policyholders’ Income (Loss)	12	1	—	—	—	13
Preferred Share Dividends	—	—	—	—	—	—

Common Shareholders’ Net Income	895	391	114	45	235	1,680

SIX-YEAR SUMMARY BY SEGMENT

(in millions of Canadian dollars)	2005	2004	2003	2002	2001	2000

Total Assets Under Management(1) (As at December 31)
SLF Canada	114,339	105,109	99,131	88,042	52,505	50,532
SLF United States	67,956	67,235	68,013	83,301	78,517	47,300
MFS	190,073	176,221	181,982	179,384	220,163	222,832
SLF Asia	7,326	2,492	2,154	2,236	1,852	1,472
Corporate	20,960	22,546	22,711	24,939	22,725	33,131
Consolidation Adjustments	(13,265)	(13,953)	(14,913)	(17,232)	(24,015)	(26,734)

Total Company	387,389	359,650	359,078	360,670	351,747	328,533

Total Revenue(1) (For the year ended December 31)
SLF Canada	8,658	8,162	8,189	6,305	3,855	3,946
SLF United States	9,161	9,429	9,663	11,877	7,811	7,159
MFS	1,648	1,700	1,684	1,979	2,273	2,382
SLF Asia	759	694	611	669	464	413
Corporate	1,995	2,137	2,330	2,653	2,600	2,820
Consolidation Adjustments	(303)	(392)	(421)	(382)	(188)	(174)

Total Company	21,918	21,730	22,056	23,101	16,815	16,546

Net Income from Continuing Operations (For the year ended December 31)
SLF Canada	971	907	770	482	207	195
SLF United States	496	392	305	360	226	228
MFS	179	114	(43)	174	231	256
SLF Asia	42	45	37	24	20	27
Corporate	188	235	237	(10)	197	96

Total Company	1,876	1,693	1,306	1,030	881	802

(1)	Certain amounts for prior years were restated in 2005 to conform with the presentation adopted in 2005.
Sun Life Financial Inc. ■ sunlife.com      95

ELEVEN-YEAR SUMMARY

	10-Year Average	5-Year Average
	Compound	Compound
(in millions of Canadian dollars)	Growth Rate %	Growth Rate %	2005

Assets(1) (As at December 31)
General Fund Assets	10.1	15.0	110,866
Segregated Fund Net Assets	9.9	4.2	60,984
Mutual Funds and Other Assets Under Management	14.2	(0.8)	215,539

Total Assets Under Management	12.1	3.4	387,389

Total Equity	12.3	19.0	15,546

Operating Results(1) (For the year ended December 31)
Revenue
Premiums
Annuities	7.3	0.8	4,556
Life Insurance	7.3	10.0	5,683
Health Insurance	8.8	12.6	2,701

Total Premiums	7.6	6.6	12,940
Net Investment Income	5.8	9.6	6,079
Fee Income	13.3	(2.7)	2,899

Total Revenue	7.7	5.8	21,918

Payments to Policyholders, Beneficiaries and Depositors(2)	7.6	7.8	13,506
Increase in Actuarial Liabilities	(3.8)	(11.6)	872
Commissions & Expenses	9.4	2.7	4,837
Interest Expenses	14.9	11.4	273
Income Taxes	7.0	6.6	531
Non-controlling Interests in Net Income of Subsidiaries	n/a	(19.3)	23

Net Income from Continuing Operations	16.5	18.5	1,876
Write-off of Confederation Life Goodwill	n/a	n/a	—
Loss from Discontinued Operations, Net of Income Taxes	n/a	n/a	—

Total Net Income	16.5	18.5	1,876

Business Statistics
Life Insurance In-Force(3)			952,296
Mutual Fund Sales			20,329
Managed Fund Sales(4)			31,135
Segregated Fund Deposits(1)			7,205

Employees			14,338

(1)	Certain amounts for prior years were restated in 2005 to conform with the presentation adopted in 2005.
(2)	Includes net transfers to segregated funds.
(3)	Includes reinsurance assumed.
(4)	Includes intercompany sales.
96            Sun Life Financial Inc. ■ Annual Report 2005

2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

107,803	109,263	123,508	80,328	55,010	54,241	54,319	49,700	45,709	42,382
56,564	54,086	52,755	48,544	49,533	46,524	39,213	30,519	26,250	23,709
195,283	195,729	184,407	222,875	223,990	200,538	157,074	106,035	69,820	57,196

359,650	359,078	360,670	351,747	328,533	301,303	250,606	186,254	141,779	123,287

14,415	13,980	14,915	7,725	6,517	5,690	5,875	5,715	5,152	4,868

4,588	4,805	7,402	4,196	4,371	3,494	2,408	2,488	1,917	2,242
5,948	6,325	5,403	3,759	3,523	3,602	3,541	3,126	2,968	2,809
2,367	2,413	2,070	1,482	1,495	1,723	1,633	1,325	1,208	1,157

12,903	13,543	14,875	9,437	9,389	8,819	7,582	6,939	6,093	6,208
5,924	5,703	5,131	4,162	3,839	4,261	4,097	3,836	3,526	3,443
2,903	2,810	3,095	3,216	3,318	2,609	2,017	1,430	1,113	832

21,730	22,056	23,101	16,815	16,546	15,689	13,696	12,205	10,732	10,483

13,114	13,470	13,017	9,486	9,291	10,200	9,155	7,945	6,719	6,483
1,425	1,510	3,822	1,697	1,611	934	473	710	931	1,279
4,929	5,107	4,856	4,209	4,230	3,901	3,238	2,617	2,193	1,977
278	292	268	168	159	161	182	145	95	68
263	357	70	306	386	283	310	269	304	269
28	14	38	68	67	46	24	8	—	—

1,693	1,306	1,030	881	802	164	314	511	490	407
—	—	—	—	—	—	260	—	—	—
—	—	36	—	—	—	—	—	—	—

1,693	1,306	994	881	802	164	54	511	490	407

950,695	970,397	1,139,308	628,206	561,389	673,322	670,094	588,773	514,337	476,657
19,884	27,491	31,668	39,466	45,614	38,123	33,849	18,791	13,150	7,453
23,981	25,202	29,683	31,953	25,869	13,939	12,255	10,304	3,860	3,448
7,145	5,968	6,642	5,851	8,318	4,137	4,345	3,430	3,719	3,619

13,802	13,560	14,905	11,702	11,328	11,046	10,717	10,200	9,750	9,150

Sun Life Financial Inc. ■ sunlife.com      97

CORPORATE GOVERNANCE
Sun Life Financial’s corporate governance structure and practices are designed to strengthen the ability of the Board of Directors to oversee the management of the organization and to foster the creation of long-term shareholder value.
As a Canadian financial institution with common shares listed on the Toronto, New York and Philippine stock exchanges, the organization’s governance system is consistent with the Canadian Securities Administrators’ (CSA) Corporate Governance Guidelines and Corporate Governance Rules of the New York Stock Exchange (NYSE). Sun Life Financial’s governance model is also consistent with Guidelines issued in January 2003 by the Office of the Superintendent of Financial Institutions for Effective Corporate Governance in Federally Regulated Financial Institutions.
As new guidelines and rules are adopted in Canada and the United States, the Board reviews and amends its corporate governance practices to respond to these standards. The Management Information Circular (2006 Circular) issued in connection with the 2006 Annual Meeting describes Sun Life Financial’s governance practices, which comply with the CSA Guidelines and provide a point-by-point comparison to the NYSE Rules. The 2006 Circular was filed with the Canadian securities regulators and can be found on the SEDAR website (www.sedar.com) and with the Securities and Exchange Commission (www.sec.gov). The 2006 Circular, the Sun Life Financial Code of Business Conduct, and Charters of the Board of Directors and Board Committees are posted on the Sun Life Financial website (www.sunlife.com) and are available from the Corporate Secretary upon request.
The Board of Directors met 18 times in 2005. The Board believes it is able to act with a high level of independence from management. At regularly scheduled Board meetings and some special purpose Board meetings, the independent directors meet privately. All aspects of the Board’s stewardship responsibilities are discussed at these sessions.
BOARD OF DIRECTORS
As at January 1, 2006
All directors of Sun Life Financial Inc. are also directors of Sun Life Assurance Company of Canada. The Board has determined that all directors other than Donald A. Stewart and C. James Prieur are independent directors.
Ronald W. Osborne, FCA
Chairman of the Board
James C. Baillie
of Counsel, Torys LLP
George W. Carmany, III
President, G.W. Carmany and Company
John H. Clappison, FCA
Corporate Director
William R. Fatt
Chief Executive Officer, Fairmont Hotels & Resorts Inc.
David A. Ganong, CM
President, Ganong Bros. Limited
Germaine Gibara, CFA
President, Avvio Management Inc.
Krystyna T. Hoeg, CA
President & Chief Executive Officer, Corby Distilleries Limited
David W. Kerr, CA
Chairman, Falconbridge Limited
Idalene F. Kesner
Chairperson, MBA Program,
Frank P. Popoff Chair of Strategic Management
Kelley School of Business, Indiana University
Bertin F. Nadeau
Chairman & Chief Executive Officer, GescoLynx Inc.
C. James Prieur, CFA
President & Chief Operating Officer
Donald A. Stewart, FIA, FCIA
Chief Executive Officer
W. Vickery Stoughton
Principal, Anvil Entertainment, Inc.
Partner, Wear It Now
98      Sun Life Financial Inc. ■ Annual Report 2005

BOARD COMMITTEES

The Board delegates certain responsibilities to standing Board Committees to allow an in-depth review of topics. The following is a brief summary of some of the key responsibilities of the four Board Committees. Reports from each Committee are included in the 2006 Circular.

All members of Board Committees are independent directors.

The Audit and Conduct Review Committee oversees the integrity of financial statements and information provided to shareholders, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment, and the qualifications, independence and performance of the External Auditors.
Krystyna T. Hoeg, Chair James C. Baillie John H. Clappison Germaine Gibara David W. Kerr

The Governance Committee is responsible for developing effective corporate governance guidelines and processes within Sun Life Financial, reviewing policies and processes to sustain ethical behaviour within Sun Life Financial, assessing the effectiveness of the Board of Directors and its Committees, including the contribution of individual directors and the Chairman of the Board, and recommending nominees for election as directors.
Bertin F. Nadeau, Chairman David A. Ganong Germaine Gibara Idalene F. Kesner Ronald W. Osborne W. Vickery Stoughton

The Management Resources Committee is responsible for succession planning for the position of Chief Executive Officer and other senior management positions, overseeing the review of senior management performance and approving their remuneration, assessing compensation policies and overseeing employee pension plans.
William R. Fatt, Chairman George W. Carmany, III David A. Ganong David W. Kerr Bertin F. Nadeau W. Vickery Stoughton

The Risk Review Committee is responsible for ensuring the identification of major areas of risk facing the organization and developing strategies to manage those risks, and for reviewing compliance with risk management policies and reports related to compliance with legal and regulatory matters.
James C. Baillie, Chairman George W. Carmany, III John H. Clappison William R. Fatt Krystyna T. Hoeg Idalene F. Kesner
Sun Life Financial Inc. ■ sunlife.com             99

INTERNATIONAL LEADERSHIP
Donald A. Stewart*
Chief Executive Officer
C. James Prieur*
President and Chief Operating Officer
CORPORATE OFFICE
Thomas A. Bogart*
Executive Vice-President and
Chief Legal Officer
Paul W. Derksen*
Executive Vice-President and
Chief Financial Officer
Michael P. Stramaglia*
Executive Vice-President and
Chief Risk Officer
Dr. Judith M. Beamish
Vice-President and Chief Medical Director
Douglas W. Brooks
Vice-President
Thomas J. Clulow
Vice-President, Corporate Development
* Member of Executive Team
Greta R. Cusworth
Vice-President, International Initiatives
Wayne A. Daniel
Vice-President, Reinsurance
Colm J. Freyne
Vice-President and Chief Auditor
Ronald H. Friesen
Vice-President, Corporate Capital
Nigel I. Hodges
Vice-President and Controller
Michel R. Leduc
Vice-President, Public and Corporate Affairs
Christine I. Mackiw
Vice-President and Chief Compliance Officer
K. Louise McLaren
Vice-President, Human Resources
Robert J. Sharkey
Senior Vice-President
Kevin D. Strain
Vice-President, Investor Relations
Peter Q.M. van Dijk
Vice-President, Tax
Joan M. Wilson
Vice-President and Corporate Secretary
Robert W. Wilson
Vice-President and Chief Actuary
CORPORATE SERVICES
Robert W. Mansbridge*
Executive Vice-President and Chief
Information Officer
Gregory S. Ausman
Vice-President, Shared Business Services
Ian Campbell
Vice-President, Shared Technology Services
Carol A. Osler
Vice-President and Chief Information Security Officer
R. Scott Park
Vice-President, Enterprise
Architecture
Vijay K. Singh
Vice-President and Managing Director,
India Services and Technology Centre
Virginia R. Woodhouse
Vice-President, Enterprise Application Services
INVESTMENTS
James M.A. Anderson*
Executive Vice-President and
Chief Investment Officer
John (Jack) T. Donnelly
Vice-President, Investment Products and Strategies
Timothy J. Monahan
Vice-President, Mortgages
Thomas V. Pedulla
Vice-President, Real Estate
Thomas J. Robinson
Vice-President, Private Placements
Leo D. Saraceno
Vice-President, Equities
Candace G. Shaw
Vice-President, Bonds

100      Sun Life Financial Inc. ■ Annual Report 2005

SUN LIFE FINANCIAL CANADA
Kevin P. Dougherty*
President, Sun Life Financial Canada

Mary De Paoli
Vice-President, Group Retirement Services
Mark W. DeTora
Senior Vice-President,
Individual Insurance and Investments
Jack F. Garramone
President, Clarica Financial Services Inc.
Vicken Kazazian
Vice-President,
Business and Human Resources
Larry R. Madge
Vice-President and Chief Actuary
Dominique S. Mailloux
Vice-President, IT Services and Total Benefits
William R. Minucci
Vice-President and General Counsel

Dikran Ohannessian
Vice-President and Chief Financial Officer
Brigitte Parent
Vice-President, Group Benefits

SUN LIFE FINANCIAL U.S.
Robert C. Salipante*
President, Sun Life Financial U.S.

Claude A. Accum
Vice-President, Individual Insurance

Gary Corsi
Vice-President and Chief Financial Officer
Scott M. Davis
Vice-President and General Counsel
Mary M. Fay
Vice-President, Annuities

Keith Gubbay
Vice-President and Chief Actuary

Kevin J. Hart
President, Sun Life Financial Distributors, Inc.
Michael E. Shunney
Vice-President, Group Insurance
Michael E. Weiss
President, Independent Financial Marketing
Group, Inc.
Janet V. Whitehouse
Vice-President,
Human Resources and Public Relations
John R. Wright
Executive Vice-President, Operations

SUN LIFE FINANCIAL U.K.
David W. Davies*
Chairman, Sun Life Financial U.K.
Janet C. Fuller
Chief Executive Officer, Sun Life Financial U.K.

SUN LIFE FINANCIAL ASIA
David D. Bailey
Vice-President and Chief Financial Officer

Gary M. Comerford
Vice-President, International and
General Manager, India
Janet M. De Silva
President, Sun Life Financial China
Chief Executive Officer, Sun Life Everbright
Life Insurance Company Limited
Barry S. Halpern
President Director, PT Sun Life Financial
Indonesia
Michael Ma
Vice-President and Chief Information Officer

Patricia L. McEachern
Vice-President, Investments

Geoffrey R. Saggers
Chief Executive Officer,
Sun Life Hong Kong Limited
Lorenzo V. Tan
President and Chief Executive Officer,
Sun Life of Canada (Philippines), Inc.
Keith E. Tucker
Vice-President, Human Resources

Peter D. Walker
Vice-President and Actuary

MASSACHUSETTS FINANCIAL SERVICES COMPANY (MFS)
Robert C. Pozen
Chairman

MCLEAN BUDDEN

Douglas W. Mahaffy
Chairman, President and
Chief Executive Officer
Robert J. Manning
Chief Executive Officer, President
and Chief Investment Officer

* Member of Executive Team
Sun Life Financial Inc. ■ sunlife.com   101

SUBSIDIARY AND AFFILIATE COMPANIES
SUN LIFE FINANCIAL INC.
As at December 31, 2005

	Address of Head or	Book Value of		Per cent of Voting
Company	Principal Office	Shares Owned	*	Shares Owned

Sun Life Assurance Company of Canada	Toronto, Canada	8,890,043		100%
1245792 Ontario Inc.	Toronto, Canada			100%
2053812 Ontario Inc.	Toronto, Canada	1,148		100%
6425411 Canada Inc.	Toronto, Canada	569,141		100%
Sun Life Investments LLC	Wilmington, USA			100%
Amaulico Ltd.	Calgary, Canada			100%
Amaulico Fund Ltd.	Calgary, Canada			100%
Bestserve Financial Limited	Hong Kong	33,310		100%
Financial Solutions Limited	Hong Kong			100%
Clarica Investco Inc.	Waterloo, Canada	11,875		100%
Clarica MEEL Holdings Limited	Waterloo, Canada	2,571		100%
Clarica Trustco Inc.	Waterloo, Canada	66,069		100%
Clarica Financial Services Inc.	Waterloo, Canada			100%
Sun Life Financial Trust Inc.	Waterloo, Canada			100%
CMG Asia Limited	Hong Kong	476,871		100%
CMG Asia Trustee Company Limited	Hong Kong			100%
Crosspointe Shops II LLC	Wellesley Hills, USA	3,420		100%
Crosspointe Shops I LLC	Wellesley Hills, USA			100%
Lease Administration Corporation	Toronto, Canada			66.7%
Plaza West LLC	Wellesley Hills, USA	3,530		100%
PT Sun Life Financial Indonesia	Jakarta, Indonesia	16,528		86.95%
Sun Grand Parkway GP, LLC	Austin, USA			100%
Sun Grand Parkway, L.P.	Austin, USA	1,789		100%
Sun Hyde Park, LLC	Wilmington, USA			100%
Sun Lakewood GP, LLC	Austin, USA			100%
Sun Lakewood, L.P.	Austin, USA	2,925		100%
Sun Life Assurance Company of Canada (Barbados) Limited	Bridgetown, Barbados	1,321		100%
Sun Life Capital Trust	Toronto, Canada	104		100%
Sun Life Everbright Life Insurance Company Limited	Tianjin, People’s Republic of China			50%
Sun Life Financial Advisory Inc.	Montreal, Canada	1		100%
Sun Life Financial (Bermuda) Holdings, Inc.	Wellesley Hills, USA	6,096		100%
Sun Life Financial Insurance and Annuity Company (Bermuda) Ltd.	Hamilton, Bermuda			100%
Sun Life Financial Global Funding, L.P.	Wellesley Hills, USA	120,191		99%
Sun Life Financial Global Funding, U.L.C.	Wellesley Hills, USA			100%
Sun Life Financial Global Funding, L.L.C.	Wellesley Hills, USA			100%
Sun Life Financial (Hong Kong) Limited	Hong Kong	150,936		100%
Sun Life Financial (India) Insurance Investments Inc.	Toronto, Canada	8,890		100%
Birla Sun Life Insurance Company Limited	Mumbai, India			26%
Sun Life Financial Investments (Bermuda) Ltd.	Hamilton, Bermuda	9,645		100%
Sun Life Financial LTC Solutions Inc.	Waterloo, Canada	101		100%
Sun Life Financial (Mauritius) Inc.	Port Louis, Republic of Mauritius			100%
Sun Life Financial of Canada UK Limited	Basingstoke, U.K.	629,547		100%
Sun Life of Canada UK Holdings plc	Basingstoke, U.K.			100%
SLC Financial Services (U.K.) Limited	Basingstoke, U.K.			100%
Sun Life Assurance Company of Canada (U.K.) Limited	Basingstoke, U.K.			100%
BHO Lease Company Limited	Jersey, Channel Islands			100%
Sun Life of Canada Nominees Limited	Basingstoke, U.K.			100%
Sun Life Financial of Canada Trustee Limited	Basingstoke, U.K.			100%
Sun Life Financial Realty Advisors Inc.	Toronto, Canada	(9)		100%
Sun Life (India) AMC Investments Inc.	Toronto, Canada	33,486		100%
Birla Sun Life Asset Management Company Limited	Mumbai, India			50%
Sun Life (India) Distribution Investments Inc.	Toronto, Canada	8,205		100%
Birla Sun Life Distribution Company Limited	Mumbai, India			50.001%
BSDL Insurance Advisory Services Ltd.	Maharashtra, India			50.001%
Sun Life Information Services Canada, Inc.	Toronto, Canada	17,480		100%
Sun Life Information Services Ireland Limited	Waterford, Ireland	4,615		100%
Sun Life of Canada International Assurance Limited	Bridgetown, Barbados	1,921		100%

*	The book value (in thousands of Canadian dollars) of shares held directly by Sun Life Financial Inc., Sun Life Assurance Company of Canada or Sun Life Financial Corp. and the percentage held are stated at the equity in such investments.
102      Sun Life Financial Inc. ■ Annual Report 2005

	Address of Head or	Book Value of		Per cent of Voting
Company	Principal Office	Shares Owned	*	Shares Owned

Sun Life of Canada (U.K.) Overseas Investment Limited	Basingstoke, U.K.	221,506		100%
Sun Life of Canada (Netherlands) B.V.	Rotterdam, Netherlands			100%
Sun Life of Canada (Philippines), Inc.	Manila, Philippines			99.99%
Sun Life Asset Management Company, Inc.	Manila, Philippines			99.99%
Sun Life Financial Plans, Inc.	Manila, Philippines			100%
Sun Life Prosperity Dollar Abundance Fund, Inc.	Manila, Philippines			51.26%
Sun Life Prosperity GS Fund, Inc.	Manila, Philippines			93.44%
Sun Life Prosperity Money Market Fund, Inc.	Manila, Philippines			50.36%
Sun Life Reinsurance Holdings Limited	Brookfield, USA	6,677		100%
Sun Life Reinsurance Company Limited	Bridgetown, Barbados			100%
Sun Life Reinsurance (Ireland) Limited	Dublin, Ireland	21,786		100%
Sun Life Financial Corp.	Toronto, Canada	3,792,134		100%
3060097 Nova Scotia Company	Halifax, Canada			100%
CI Financial Inc.	Toronto, Canada			35.07%
McLean Budden Limited	Toronto, Canada			55.8%
McLean Budden Funds Inc.	Toronto, Canada			55.8%
Sun Life Assurance Company of Canada — U.S. Operations Holdings, Inc.	Wellesley Hills, USA			100%
Sun Capital Advisers LLC	Wellesley Hills, USA			100%
Sun Life Financial (Japan), Inc.	Wellesley Hills, USA			100%
Sun Life Financial (U.S.) Holdings, Inc.	Wellesley Hills, USA			100%
IFMG Securities, Inc.	Purchase, USA			100%
Independent Financial Marketing Group, Inc.	Purchase, USA			100%
IFS Agencies of Alabama, Inc.	Purchase, USA			100%
IFMG of Oklahoma, Inc.	Purchase, USA			100%
IFS Agencies, Inc.	Purchase, USA			100%
IFS Agencies of New Mexico, Inc.	Purchase, USA			100%
IFS Insurance Agencies of Ohio, Inc.	Purchase, USA			100%
IFS Insurance Agencies of Texas, Inc.	Purchase, USA			100%
LSC Insurance Agency of Arizona, Inc.	Purchase, USA			100%
Sun Life Financial Distributors, Inc.	Wellesley Hills, USA			97.6%
Sun Life Financial (U.S.) Investments LLC	Wellesley Hills, USA			100%
Sun Life of Canada (U.S.) Holdings, Inc.	Wellesley Hills, USA			100%
Sun Canada Financial Co.	Wellesley Hills, USA			100%
Sun Life Assurance Company of Canada (U.S.)	Wellesley Hills, USA			100%
7101 France Avenue Manager, LLC	Wellesley Hills, USA			100%
7101 France Avenue, LLC	Wellesley Hills, USA			100%
Clarendon Insurance Agency, Inc.	Wellesley Hills, USA			100%
Independence Life and Annuity Company	Wellesley Hills, USA			100%
SLF Private Placement Investment Company I, LLC	Wellesley Hills, USA			100%
Sun Life Insurance and Annuity Company of New York	New York, USA			100%
Sun Life of Canada (U.S.) Holdings General Partner LLC	Wellesley Hills, USA			100%
Sun Life of Canada (U.S.) SPE 97-1, Inc.	Wellesley Hills, USA			100%
Sun Parkaire Landing LLC	Wellesley Hills, USA			100%
Sun Life of Canada (U.S.) Capital Trust 1	Wellesley Hills, USA			100%
Sun Life of Canada (U.S.) Limited Partnership I	Wellesley Hills, USA			100%
Sun Life Financial (U.S.) Finance, Inc.	Wellesley Hills, USA			100%
Sun Life of Canada (U.S.) Financial Services Holdings, Inc.	Boston, USA			99.86%
Massachusetts Financial Services Company	Boston, USA			97.92%
MFS Fund Distributors, Inc.	Boston, USA			100%
MFS Heritage Trust Company	Manchester, USA			100%
MFS Institutional Advisors, Inc.	Boston, USA			100%
MFS Institutional Advisors (Australia) Ltd.	Sydney, Australia			100%
MFS International Ltd.	Hamilton, Bermuda			100%
MFS International S.C. Ltda.	Sao Paulo, Brazil			100%
MFS International (U.K.) Ltd.	London, U.K.			100%
MFS Japan Holdings LLC	Boston, USA			100%
MFS Investment Management K.K.	Tokyo, Japan			92.6%
MFS Investment Management (LUX) S.A.	Boston, USA			100%
MFS Original Research Advisors, LLC	Boston, USA			100%
MFS Original Research Partners, LLC	Boston, USA			100%
MFS Retirement Services, Inc.	Boston, USA			100%
MFS Service Center, Inc.	Boston, USA			100%
Vertex Investment Management, Inc.	Boston, USA			100%
6183271 Canada Inc.	Toronto, Canada	(453)		100%
6183298 Canada Inc.	Toronto, Canada	4		100%
6324983 CANADA INC.	Toronto, Canada			100%

*	The book value (in thousands of Canadian dollars) of shares held directly by Sun Life Financial Inc., Sun Life Assurance Company of Canada or Sun Life Financial Corp. and the percentage held are stated at the equity in such investments.
Sun Life Financial Inc. ■ sunlife.com      103

MAJOR OFFICES
The following is contact information for Sun Life Financial’s major offices and joint venture companies around the world. For inquiries and customer service, please contact the appropriate office in your area.
Sun Life Financial Canada
Canadian Headquarters
227 King Street South
P.O. Box 1601, STN Waterloo
Waterloo, Ontario
Canada N2J 4C5
Tel: 519-888-3900
Call Centre: 1 800 SUN-LIFE 1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Toronto Office
225 King Street West
Toronto, Ontario
Canada M5V 3C5
Tel: 416-408-7500
Call Centre: 1 800 SUN-LIFE 1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Montreal Office
1155 Metcalfe Street
Montreal, Quebec
Canada H3B 2V9
Tel: 514-866-6411
Call Centre: 1 800 SUN-LIFE 1 800 786-5433
Mon. to Fri. 8:00 a.m. – 8:00 p.m. Eastern Time
Website: www.sunlife.ca
Sun Life Financial U.S.
One Sun Life Executive Park
Wellesley Hills, Massachusetts
USA 02481
Tel: 781-237-6030
Call Centre: 1 800 SUN-LIFE 1 800 786-5433
Mon. to Fri. 8:00 a.m. – 5:00 p.m. Eastern Time
Website: www.sunlife-usa.com
Bermuda
Victoria Hall
11 Victoria Street
Hamilton HM 11, Bermuda
Tel: (441) 296-3084
Website: www.sunlife.bm

Sun Life Financial U.K.
Matrix House
Basing View, Basingstoke
Hampshire
United Kingdom RG21 4DZ
Tel: (0870) 160-5040
Call Centre: (0870) 161-1111
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlifeofcanada.co.uk
Sun Life Financial Asia
Regional Headquarters
2001 Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2918-3888
Website: www.sunlife.com
China
Sun Life Everbright Life Insurance
Company Limited
37/F Tianjin International Building
75 Nanjing Road
Tianjin, China 300050
Tel: (8622) 2339-1188
Website: www.sunlife-everbright.com

Beijing Representative Office
Suite 1207
China Resources Building
No. 8, Jianguomenbei Avenue
Beijing, China 100005
Tel: (8610) 8519-2510
Hong Kong
20th Floor, One Exchange Square
Central, Hong Kong
Tel: (852) 2103-8888
Call Centre: (852) 2103-8928
Mon. to Fri. 8:30 a.m. – 5:00 p.m.
Website: www.sunlife.com.hk

India
Birla Sun Life Insurance Company Limited
Vaman Centre, 5th & 6th Floors
Makhwana Road, Andheri (East)
Mumbai, India 400 059
Tel: 91-22-5678-3333
Mon. to Fri. 9:30 a.m. – 6:30 p.m.
Website: www.birlasunlife.com
Birla Sun Life Asset Management
Company Limited
Ahura Centre, 2nd Floor, Tower A
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8000
Mon. to Fri. 9:30 a.m. – 6:00 p.m.
Website: www.birlasunlife.com
Birla Sun Life Distribution Company Limited
Ahura Centre, 2nd Floor, Tower A 96 A/D
Mahakali Caves Road, Andheri (East)
Mumbai, India 400 093
Tel: 91-22-5692-8200
Website: www.birlasunlife.com
Indonesia
World Trade Centre, 8th & 9th Floors
JL Jend. Sudirman Kav 29-31
Jakarta, Indonesia 12920
Tel: (6221) 5289-0000
Call Centre: (6221) 5289-0088
Toll Free: 08001401262
Mon. to Fri. 8:30 a.m. – 5:30 p.m.
Website: www.sunlife.co.id
Philippines
12th Floor, The Enterprise Centre Tower 2
6766 Ayala Avenue cor.
Paseo de Roxas
Makati City, Philippines 1229
Tel: (632) 886-6188
Call Centre: (632) 849-9888
Mon. to Fri. 8:00 a.m. – 6:00 p.m.
Website: www.sunlife.com.ph

104 Sun Life Financial Inc. ■ Annual Report 2005

CORPORATE AND SHAREHOLDER INFORMATION
For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.
CORPORATE OFFICE
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario
Canada M5H 1J9
Tel: 416-979-9966
Website: www.sunlife.com
INVESTOR RELATIONS
For financial analysts, portfolio managers and institutional investors requiring information, please contact:
Kevin D. Strain
Vice-President, Investor Relations
Tel: 416-204-8163
Fax: 416-979-4080
E-mail: investor.relations@sunlife.com
Please note that financial information can also be obtained from www.sunlife.com.
TRANSFER AGENT
For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.
Canada
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
Canada M5C 2W9
Within North America:
Tel: 1 877 224-1760 (English)
     1 888 290-0048 (French)
Outside of North America:
Tel: 416-348-9412
Fax: 416-643-5501
E-mail: inquiries@cibcmellon.com
Website: www.cibcmellon.com
Shareholders can view their account details using CIBC Mellon Trust Company’s Internet service, Answerline®. Register at www.cibcmellon.com/answerlineregistration.
United States
Mellon Investor Services LLC
480 Washington Blvd.
Jersey City, NJ 07310
Tel: 1 800 648-8393
E-mail: inquiries@cibcmellon.com
United Kingdom
Capita IRG Plc
34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU
Within the U.K.:
Tel: (0845) 602 1587
Outside the U.K.:
Tel: +44 20 8639 2064
E-mail: ssd@capitaregistrars.com
Philippines
The Hongkong and Shanghai Banking
Corporation Limited
30/F The Discovery Suites
#25 ADB Avenue
Ortigas Centre, Pasig City 1605
Metro Manila, Philippines
From Metro Manila:
Tel: (632) 683-2601
From the Provinces: 1 800 1 888-2422
Hong Kong
Computershare Hong Kong Investor
Services Limited
Hopewell Centre, 46th Floor
183 Queen’s Road East
Wanchai, Hong Kong
Tel: (852) 2862-8628
E-mail: hkinfo@computershare.com.hk
SHAREHOLDER SERVICES
For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:
Fax: 416-598-3121
English E-mail:
shareholderservices@sunlife.com
French E-mail:
servicesauxactionnaires@sunlife.com
DIVIDENDS
2006 Dividend Dates
Common Shares

Record Dates	Payment Dates
February 22	April 3
May 24*	July 5
August 23*	October 2
November 22*	January 2

*	Subject to approval by the Board of Directors
Direct Deposit Dividend Service
Canadian-resident common shareholders and shareholders receiving U.S. dollar common share dividend payments may have their dividend payments deposited directly into their bank account.
A detachable enrolment form is located on the back of Sun Life Financial’s dividend cheque. The Request for Electronic Payment of Dividends Form is also available for downloading from the Investor Centre on CIBC Mellon’s website, www.cibcmellon.com, or you can contact CIBC Mellon to have one sent to you.
STOCK EXCHANGE LISTINGS
Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges.
Ticker Symbol: SLF
As of January 31, 2006, there were 581,788,975 outstanding common shares, which are the only voting securities.
2006 ANNUAL MEETING
The Annual Meeting will be held on:
Date: Wednesday, May 10, 2006
Time: 10:00 a.m.
Place: The Carlu, 7th Floor
444 Yonge Street (at College Street)
Toronto, Canada
This annual report is recyclable and is printed on acid-free paper stock. The cover and pages 1 through 8 contain 50% recycled fibre (15% post-consumer recycled fibre). The other pages contain 10% post-consumer recycled fibre.